
LeapFrog

See the Learning™

LeapFrog Annual Report 2007



Onward to growth...

Dear fellow shareholders:

Last year we described at some length our strategy for putting the company on a track toward profitability with our Fix, Reload, and Grow plan. We expected 2007 (our Reload year) to be a year that reflected our transition to a new product line, and our overall results were in line with these expectations. Sales of legacy products were only partly offset by sales of new products launched in 2007. This resulted in a substantial loss for the year, albeit a much lower loss than last year. Sales totaled $442.3 million for 2007, a decline of 11.9% year over year. Our net loss for the year was $1.60 per share compared to $2.31 for 2006.

Despite lower net sales, we improved our gross profit margin for the year by about 10 percentage points to 39.2%[1]. We reduced our own inventory by 28% to $52.4 million, while retailers' inventories fell by approximately 20%. We ended 2007 with over $100 million in cash and investments and zero debt. In summary, we have a clean balance sheet, improved margin fundamentals, and we are ready for the Growth phase of our plan.

Getting Ready for Our Biggest Launch Year Ever*

A major focus in 2007 was preparing for the launch of a wide range of new products that will begin shipping this summer. Today we are getting LeapFrog ready for its biggest new product launch ever. We will launch new products in each of our age-range categories—infant, pre-school and grade school. We will launch new products in our learning toy line, our reading line, our gaming line and in our School division.

We are particularly enthused about the Tag Reading System, our first new reading platform since our LeapPad system was introduced in 1999. The Tag Reader is the first handheld learn-to-read technology that can be used directly with real books and which will interact with the Internet so that parents can "see the learning." The Tag system will launch in June, but has already received much positive attention on the web, in consumer media, and from the retail trade. Our Tag library will feature popular licensed characters and some content exclusives. We've announced an all-star line-up of publishing and licensing partners including Disney, HarperCollins, Penguin, Scholastic and Simon & Schuster. In total we plan to introduce a 21-volume library of interactive books and accessories with the Tag platform launch. Launching in eight countries, Tag will be LeapFrog's most global new product launch ever. We believe that our Tag platform, combined with our content, the web-connected experience, and the LeapFrog brand, will make for a very compelling product and a satisfying consumer experience.

We're also excited about continuing LeapFrog's leadership position in the educational gaming market. Educational gaming was over 50% of our business in 2007 and gaming growth is expected to be three times that of toys in the overall market over the next three years. Many are aware that gaming is hot with adults and teenagers today, but it's also hot with preschoolers.

[1] Gross margin in 2007 includes a non-cash write-off totaling approximately $8.0 million related to required asset write-offs bringing unamortized FLY Fusion Pentop Computer assets to levels consistent with sales trends.

LeapFrog's Leapster system continues to sell strongly, and in 2008, we're expanding our gaming franchise with the web-connected Leapster2 and Didj handhelds. We'll be offering the popular Leapster Classic, the web-connected Leapster2, and the customizable high graphics resolution Didj handheld, all covering an age range from 4 to 10, across an attractive range of price points. We believe this will improve our already strong position in a growing and profitable category. And, we expect this position to be bolstered by the launch of our strongest content licenses in several years. In particular, our exclusive (in educational gaming) rights to Lucasfilm's Star Wars and Indiana Jones will round out an exceptional array of games and characters from leading entertainment properties.

The LeapFrog Learning Path

Concurrent with our summer product launch, we will introduce what we think is one of the most innovative product features and sales tools in the educational toys and games arena—the LeapFrog Learning Path. The LeapFrog Learning Path is an online application that communicates each child's progress on his or her "learning journey" to the parent. Parents gain personalized insights into what their child is learning and how the child is progressing. With its launch, we will connect all of our major products, align them with our proprietary educational framework and give customers recommendations for the logical next product purchases to support continued learning.

LeapFrog Learning Path is based upon LeapFrog's proprietary educational framework developed over the past twelve years and used in classrooms since 2002. It will let parents "see the learning" and provide highly relevant and enjoyable new activities for children. We believe the LeapFrog Learning Path will be valued as important by our consumers and will set us apart from anyone else in the market.

Transitioning to Growth

2008 will be the first year in LeapFrog's growth phase.

By the end of 2008, LeapFrog will have made the transition from a successful company with a single rock-star (LeapPad) product in 2003, to a company with a broad portfolio of products designed to create enthusiasm from our consumers and returns for our shareholders. We feel good about that. Meanwhile, there are a lot of variables that we will be managing closely along the way. As fellow shareholders, we can assure you that we are working hard to create value on your behalf, and we thank you for your ongoing commitment.

Sincerely,

Jeffrey G. Katz
President and Chief Executive Officer
LeapFrog Enterprises, Inc.

Steven B. Fink
Chairman of the Board of Directors
LeapFrog Enterprises, Inc.

April 30, 2008

*This letter to shareholders contains forward-looking statements, including statements about future financial results and anticipated product launches. Please see the special note on forward-looking statements on page i of the enclosed LeapFrog Enterprises, Inc. 2007 Annual Report on Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission file number 001-31396

LEAPFROG ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-4652013**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

6401 Hollis Street
Emeryville, CA 94608
(Address of principal executive offices)
(510) 420-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2007 calculated using the closing market price as of that day, was approximately $363,434,947. Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding voting power of the registrant's common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of June 30, 2007 . This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of February 29, 2008 was 35,904,387 and 27,614,176, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this report on Form 10-K portions of its definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed with the Commission.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the sections entitled "Item 1-Business," "Item 1A-Risk Factors," and "Item 7-Management's Discussion and Analysis of Financial Condition and Result of Operations," contains forward-looking statements, including statements regarding the capabilities and launch of our LeapFrog Learning Path application, future product or service launches, future product or service features, the scope and success of future launches, our expectations for sales, trends, margins, profitability, expenses, inventory or cash balances, capital expenditures, cash flows, or other measures of financial performance in future periods, anticipated competitive benefits of our strategy or of current or future products or services, the effects of strategic actions on future financial performance, expectations related to the growth of our online business and that of our online retail customers, and expected impact of declines in legacy products and settlement of litigation. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of this Form 10-K and those found elsewhere in this Form 10-K. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

SPECIAL NOTE ON FISCAL PERIOD DATES

This report on Form 10-K presents information regarding LeapFrog's performance during the fiscal years ended December 31, 2007, 2006, 2005, 2004, and 2003, as well as future financial obligations for the fiscal years ending December 31, 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, and 2017. At the beginning of each Part of this report, and in all Tables, we remind the reader that our fiscal year ends December 31. Otherwise, we refer to each fiscal year as the year, for example: "2007" refers to the fiscal year ending December 31, 2007.

SPECIAL NOTE ON FINANCIALS

Unless otherwise noted all financial information is presented in thousands except for per share data.

TRADEMARKS AND SERVICE MARKS

"Alphabet Pal," "ClickStart," "FLY," "FLY Fusion," the FLY logo, "Fridge Phonics," "Leap," "LeapFrog," the LeapFrog logo, the LeapFrog Connect logo, the LeapFrog School design, "LeapPad," "Leapster," "Leapster L-MAX," "Leapster TV," "LeapTrack," "Learn & Groove," the LeapFrog Learning Path logo, "Letter Factory," "Little Leaps," "LittleTouch," "Tag," the Tag logo, "didj," "Crammer," "See the Learning" and "Word Whammer" are some of our trademarks or service marks. This report on Form 10-K also includes other trademarks and service marks, as well as trade dress and trade names of ours. Other trademarks in this report on Form 10-K are the property of their respective owners.

TABLE OF CONTENTS

PART I

Item 1. Business

LeapFrog designs, develops and markets innovative, technology-based learning products and related proprietary content for the education of infant through grade school children at home and in schools around the world. Our goal is to create educational products that kids love, parents trust and teachers value.

Founded in 1995, LeapFrog has developed a number of learning platforms that come to life with a broad library of software titles, covering important subjects including phonics, reading, writing, and math for grade school children. In addition, we have created a broad line of "stand-alone" learning toys that do not require the separate purchase of software and are generally targeted at young children—from infants to grade school age children. Our products are sold through retailers, distributors, directly to consumers at our web store and directly to schools. LeapFrog's products are available in six languages at major retailers globally.

LeapFrog organizes, operates, and assesses its business in three primary operating segments: U.S. Consumer, International and School.

Our Strategy: A New LeapFrog

Beginning in July 2006, we conducted a strategic review of our business. Based on the findings, we have begun implementing significant changes designed to reestablish us as a growing, profitable and innovative company that delivers consistent financial performance. The primary themes from this review are:

- *Retaking the reading market.* Our strategy is to leverage our brand strength with parents and teachers, and to re-establish a leading position in this market, which we estimate to be approximately $1 billion in the United States alone. Toward that end, we are planning to introduce successor products to the LeapPad line in 2008.
- *Strengthening our portfolio of products.* We are rebuilding our product offering for infants to grade school children. We are building a broad product portfolio including: reading products, educational gaming and learning toys, all with content designed and tested by educational experts. New products are designed to meet minimum profitability hurdle rates and are built to deliver better margins. We expect that in 2008, a substantial portion of our sales may come from products introduced in late 2007 and 2008.
- *Providing web connectivity for all core products.* Given current trends and the competitive environment, we believe that web-enabling our age-appropriate products is expected by our consumers. We believe that web connectivity enhances the play and learning value of our products by expanding game play on our educational gaming systems, providing learning opportunities on reading systems, and offering a system of shared rewards across our product line. Additionally, web connectivity of our products is critical to establishing the LeapFrog Learning Path, an online application that communicates each child's progress to the parent and the child on his or her "learning journey." Some products, particularly learning toys designed for infants and toddlers, are likely to remain as stand-alone products in the near future. Today's lifestyles all around the world are increasingly web-centric: therefore it is essential that we design, develop and market our age-appropriate products accordingly.
- *Refreshing the brand.* The LeapFrog brand remains one of the strongest in its category, but we are taking steps to more broadly differentiate it. We believe that the LeapFrog Learning Path will provide a technological advantage, build on our educational credibility, and will be a core aspect of our web-connected product strategy. The LeapFrog Learning Path application will provide a unifying communication structure as we execute a brand plan that underscores our leadership in educational technology products, improves our retail presence, and extends our brand reach through our communications, packaging and learning content.

- *Building the business around key technology platform architectures.* We are simplifying our platform architecture to reduce research and development costs. Focusing on fewer platforms should enable us to create products more quickly and with less uncertainty surrounding cost and performance. Additionally, fewer development environments should reduce our cost to produce content associated with our products. This is due in large part to the reduction of complexity of engineering and management across platforms and the designed in universality of content software interfaces.
- *Creating a metrics-oriented culture.* Management is establishing a metrics-driven culture throughout the organization. Our employees have specific and measurable goals that tie directly to our corporate strategies and quantifiable objectives—metrics—and, where local regulations permit, our compensation programs are aligned with these goals and metrics and are designed to produce tangible results and deliver consistent, sustainable earnings.

LeapFrog Learning Path—a new value proposition for consumers

At LeapFrog we believe that:

- Every child is different, and we acknowledge those differences. We know that to be inspiring and effective, learning should be tied to each child's age, specific strengths, needs, and interests.
- Because of our extensive experience in schools, we believe that we have a different and valuable understanding of the learning process, which we embed in every LeapFrog product.
- The appropriate application of technology can facilitate a more flexible and customized learning experience.
- Tracking and rewarding each child's achievements builds confidence and involves parents in their child's progress, needs and accomplishments.

The new LeapFrog Learning Path brings these values to life. When used in conjunction with our new portfolio of web-connected products, parents are provided personalized insights into what their child is learning, how their child is progressing and the logical next products to support their child's continued learning. The LeapFrog Learning Path application is based upon our proprietary educational framework and is tied to state and national education standards. It is created in a way that empowers parents with insights into what their child is learning and provides parents a tool that will help them identify relevant and enjoyable new activities and products for their child.

For children, we believe that the LeapFrog Learning Path, used in tandem with web-connected products, increases the child's engagement factor through online rewards and other fun activities. LeapFrog seeks to guide each child on a personal learning journey, customized to help each child learn and to love learning. We have designed the LeapFrog Learning Path milestones to align with both our web-connected products and our standalone learning toys. We expect to launch the LeapFrog Learning Path in mid-2008 as we launch our new web-connected products.

The LeapFrog Learning Path is architected with two key elements in mind:

- *Education*: Developed in part from LeapFrog's School segment experience, the LeapFrog Learning Path extends our knowledge of how a child learns by coupling it with a comprehensive linkage of our products to a child's course of development. The LeapFrog Learning Path is based on LeapFrog School's LeapTrack system for instruction and assessment which has been used by educational institutions of our LeapFrog School business since 2002. Our LeapTrack system, which provides feedback to teachers on student progress and differentiated instructional paths, has a track record of effectively helping children learn individually, and at their own pace.

- *Proprietary Middleware*: To support this new product experience, LeapFrog has built a propriety software middleware solution that powers a highly flexible and scalable presentation layer. This software incorporates our LeapFrog Learning Path engine as well as customer resource management-based software recommendation capabilities. The middleware application links devices to an online experience with a content management interface and product recommendation application similar to other popular applications such as Apple's iTunes. The middleware solution also displays visually age-appropriate learning categories that a child is being introduced to when interacting with our key web-connected products.

Using the LeapFrog Learning Path is simple…

1. Create an online account to launch the application


Welcome Jeff!
home
parents
settings
help
Select your profile to get started.
Emma's Tag
Leapster2
EmmaSuperStar
EmmaSuperStar2
didj
Daniel1
or
Parents, what do you want to do?
CONNECT
Discover Your Child's Learning Path

2. Connect a LeapFrog product, for example, a Tag reading product.


LeapFrog Connect Application
CONNECT
parents
settings
help
log out
Tag Home
Audio Downloads
On My Tag
Rewards
TAG!
The Amazing Touch Reading System
View All Rewards
Just got a new book?
Highlighted books
Customize your storytime!

3. Receive insights on learning development progress


LEARNING PATH
LEAPFROG PARENTS
SHOP
Brian
Tag Book: Ozzie & Mack
Status: Engaged!
Learning skills
Showing data for
instant replay
in-roads
activity time
expand
the learning

4. Explore the next logical products to continue the learning development based on each child's play and learning patterns—all aligned to LeapFrog's proprietary educational framework


LEARNING PATH
LEAPFROG PARENTS
SHOP
Brian
Showing data for:
in-roads
1st Grade Stepping Stones
Expand the Learning

While we believe the LeapFrog Learning Path will enhance the value of our products with consumers, there are risks associated with our launch of this new application. For more information about the risks associated with the LeapFrog Learning Path application see "Item 1A—Risk Factors—If we are unable to successfully launch, market and operate our web-connected products and the software that is required for their use, the sales of our products and our business results could suffer," and "—System failures related to our web store or the websites that support our web-connected products could harm our business." in this report.

Product Portfolio

LeapFrog's product portfolio focuses on three main families of products:

- *Reading Solutions*:
    - The LeapPad learning system includes devices that introduce basic vocabulary and reading concepts or reinforce second-language learning to preschool and kindergarten children through music, talking characters, engaging narration and interactive play. Historically our most popular learn-to-read product, the LeapPad system, is being largely phased out in the United States and some international retail markets in 2008.
    - Our Tag learning system, planned to be introduced in mid-2008, is a pen-based reading system that leverages the core technology of optical hardware and optical character reading software first licensed by LeapFrog to be used in our FLY Pentop Computer. The Tag reading system focuses on fundamental reading skills and offers an extensive library of interactive books. Based upon management's global sales projections, the launch of our Tag reading system is expected to be one of our largest dollar volume launches ever. The Tag system includes a planned 16 titles at launch, with many popular licensed characters. As a web-connected product, the Tag reader will be LeapFrog Learning Path-enabled initially in the United States and Canada.
- *Educational Gaming and Grade School Products:*
    - The Leapster multimedia learning systems includes our screen-based, learning devices developed to encourage learning skills while allowing kids to play action-packed educational games. The Leapster platform is a handheld device targeted at 4 to 8 year olds, with a multi-directional control pad and a touch-screen enabled by a built-in stylus. Our Leapster content also allows game players to read electronic books, create works of art and watch interactive videos. Leapster L-MAX, our handheld device which uses the television screen to expand learning, is being phased out in the United States and some international retail markets in 2008.
    - In 2008 we plan to introduce our Leapster 2 handheld, a web-connected version of our Leapster handheld that will be LeapFrog Learning Path-enabled initially in the United States and Canada. The Leapster 2 system is targeted at 4 to 8 year olds and will allow for more online play experience compared to the classic Leapster handheld and will be backward compatible with our existing Leapster software titles.
    - In 2008 we plan to expand our educational gaming line with the introduction of our didj gaming and learning system. The didj system is a web-connected handheld targeted at 6 to 10 year olds and allows for customization of curriculum and game play. Didj has high resolution graphics, color display and is integrated with the LeapFrog Learning Path.
    - A large software library will be available when the Leapster 2 and didj handheld products launch, including some popular licensed content, such as LucasArts' "Clone Wars" and "Wall-E" by Pixar.
    - Launched in 2007, ClickStart My First Computer introduces computer and preschool skills by turning any TV into a child's first computer. Designed especially for young learners ages 3 to 5, ClickStart My First Computer provides a safe computer learning environment.
    - The FLY Fusion Pentop Computer is a learning tool designed to help grade school children with their homework.
- *Learning Toys:*
    - These stand-alone products help develop fine motor skills, color, sound and letter recognition for infants through children age five. The products are generally more affordable and simpler to localize for foreign markets than our platform and content suites.

- This category of products includes our popular Learn & Groove line, an interactive collection of instruments that introduce numbers, letters, colors and shapes through music and song in either English or Spanish, and our Alphabet Pal caterpillar, a musical pull-toy that teaches letter names, letter sounds, learning songs and colors.
- Learning toys also include early reading products, such as the Fridge magnetic set of products for infants and toddlers, including Fridge Phonics, a magnetic letter set designed for preschoolers and kindergarteners that teaches letter names, letter sounds and learning songs, and the Word Whammer, which challenges young learners to build three-letter words using their knowledge of letters and letter sounds. This device, targeted at children ages 4 to 6, allows them to build over 300 words through three different modes of play called load a letter, word play and word building. These products introduce phonics, vocabulary skills and concepts or reinforce second-language learning to preschool children through music and interactive play.
- Learning toy products, because of their low price points and focus on younger children, create customer entry points to our Reading Solutions and Educational Gaming families of products.

For more information about the risks associated with our new products, and particularly LeapFrog's Learning Path software, see "Item 1A—Risk Factors—If we fail to predict consumer preferences and trends accurately, develop and introduce new products rapidly or enhance and extend our existing core products, our sales will suffer." in this report.

Progress to Date

Our strategic review of our business, which began in July 2006, has led to significant changes in our operations designed to reestablish us as a growing, profitable and innovative organization.

Fix, Reload and Grow

We believe our strategic plan will be achieved in three phases, which we describe as "Fix, Reload and Grow":

- *Fix*ing the structural and operational problems that we believe contributed to earnings and sales declines in our business. As its name implies, the "fix" portion of our strategy focuses on issues such as product cost, stock keeping unit, or SKU mix, product pipeline and LeapFrog and retailer inventory. We believe that the substantial portion of the "fix" phase is behind us.
- We are currently completing the *reload* phase of our strategy, which focuses on strengthening our product pipeline with new products. Our current product development initiatives are focused on developing successor products for the LeapPad products with Tag in 2008, enhancing our successful Leapster product line with Leapster 2 and didj, improving our learning toys, and new launches in the grade school arena. We expect our new product launches in the aggregate during 2008 will be large in scope, potentially the largest in our history, on a dollar basis when compared to the first year's sales of our previous product launches.
- The next phase of our strategic plan is *grow*ing our business sustainably and profitably. In mid-2008, with the introduction of the new products currently being developed, we believe we are positioned to achieve growth with improved profitability going forward.

Milestones

- *We have taken steps to strengthen our management team.* A key initiative we undertook in the Fix phase was strengthening our senior management team to fill leadership gaps and adding skill sets required to support our strategic initiatives described above. We have hired executives with substantial leadership expertise in the areas of product management, marketing, game development, international toy marketing, web commerce, software engineering and finance.

- *We have made improvements in supply chain management and processes.* To improve cash flow and inventory management, we continue to work on lowering the direct cost of product materials and components and reducing the "overhead" portion of our product cost structure, including warehousing and logistics costs. We have also consolidated our contract manufacturers and vendor base logistics in order to simplify our supply chain logistics. Inventory levels and turns have improved significantly as a result of these and other efforts. Improvements in cost of goods sold and inventory forecasting have contributed to higher gross margins in 2007 versus 2006.
- *The School segment restructuring plan* was completed to better align the segment with our U.S. Consumer business strategy and improve profitability. The segment returned to operating profitability in 2007 due to a significantly improved cost structure relative to revenues.
- *We have expanded our online business on retailers', etailers' and LeapFrog's websites.* Increases relative to prior periods have been achieved and, while work with specific websites remains, we expect further top-line increases lie ahead. Our web-based business has historically achieved higher growth rates than our "bricks and mortar" retail business, and this trend, which mirrors the broader industry trend, is expected to continue.
- *Some aspects of our Emeryville engineering function have moved to Hong Kong and Shenzhen, China,* closer to our contract manufacturer base. We expect this relocation to help us achieve improvements in our cost structure over the next 12 months.
- *In July 2007 we implemented a restructuring of our Product, Innovation and Marketing team.* We expect these changes to produce improved efficiencies in our research and development and selling, general and administration spending over the next 12 months. As part of the restructuring, we also expect to shift a much larger percentage of certain development functions to third parties.
- *We introduced 12 new Leapster software titles in 2007*, the largest number to be introduced in a single year, and we have seen sell-through tie ratios (which is the proportion of software titles sold per specific hardware platform sold) improve as a result. Overall hardware and software sales continue to be strong for this franchise.
- *Our newest products were subjected to our strategy criteria,* including improving margins and software content.
- *We have expanded our content licensing*, including new titles from Disney and Nickelodeon.
- *We have restructured our costs.* In January 2008, we announced an approximately 10 percent reduction in our workforce, which should contribute to lower selling, general and administrative costs and lower research and development costs in 2008.

Additional Information

Segments of Our Business and Customer Concentration

LeapFrog reports the financial results of the following operating segments:

- *U.S.Consumer*: We market and sell our products directly to national and regional mass-market and specialty retailers as well as to other retail stores through a combination of sales representatives and through our online store and other Internet-based channels. The U.S. Consumer segment represented approximately 71% of our consolidated net sales in 2007 and 70% in 2006. The vast majority of our U.S. Consumer sales are to a few large retailers. Sales invoiced to Wal-Mart, Toys "R" Us and Target in aggregate accounted for approximately 69% of our U.S. Consumer gross sales in 2007. Accordingly, the loss of any of these three customers would have a material adverse effect on our business.
- *International*: We sell our products outside the United States to retailers through various distribution arrangements. We have sales offices in the United Kingdom, Canada, France, Mexico and China. We also maintain various distribution and marketing arrangements in countries such as Australia, Japan,

Germany and Korea, among others. Our International segment represented approximately 23% of our consolidated net sales in 2007 and 23% in 2006. In 2007 and 2006, no single country other than the United States represented 10% or more of LeapFrog's consolidated net sales. In 2005, LeapFrog had net sales in the United Kingdom of $57.1 million. No other country accounted for more than 10% of LeapFrog's net sales in 2005.

- *School*: We currently target the pre-kindergarten through fifth grade school market in the United States, including making sales directly to educational institutions and teacher supply stores, and through catalogs and websites aimed at educators. The School segment represented approximately 6% of our consolidated net sales in 2007 and 7% in 2006.

	Net Sales (1)	Income (Loss) from Operations (1)	Total Assets (1)
2007			
U.S. Consumer	$312,897	$(103,055)	$305,238
International	103,415	(1,409)	60,259
School	25,959	3,294	14,656
Total	$442,271	$(101,170)	$380,153
2006			
U.S. Consumer	$350,710	$(110,401)	$411,029
International	114,631	(9,278)	24,892
School	36,914	(4,984)	14,520
Total	$502,255	$(124,663)	$450,441
2005			
U.S. Consumer	$478,179	$ (4,854)	$487,281
International	131,231	24,880	101,818
School	40,347	927	16,730
Total	$649,757	$ 20,953	$605,829

(1) In thousands

We record all of our indirect selling, general and administrative expenses, as well as our research and development expenses, in our U.S. Consumer segment and do not allocate these expenses to our International and School segments.

Within each segment, sales of products that comprised 10% or more of the segment's total net sales in 2007 or 2006 were as follows:

	Net Sales				% of Total	
	Year Ended December 31,		Change		Year Ended December 31,	
	2007(1)	2006(1)	$(1)	%	2007	2006
U.S. Consumer segment:						
Leapster (2)	$133.2	$148.8	$(15.6)	(10)%	43%	42%
All other products	179.7	201.9	(22.2)	(11)	57	58
Total U.S. Consumer segment	$312.9	$350.7	$(37.8)	(11)%	100%	100%
International segment:						
LeapPad (3)	$ 9.7	$ 21.0	$(11.3)	(54)%	9%	18%
Leapster (2)	26.4	28.6	(2.2)	(8)	26	25
All other products	67.3	65.0	2.3	4	65	57
Total International segment	$103.4	$114.6	$(11.2)	(10)%	100%	100%
School segment:						
LeapPad (3)	$ 3.5	$ 3.1	$ 0.4	13%	13%	8%
LeapTrack	4.6	7.7	(3.1)	(40)	18	21
Literacy Center	2.2	5.5	(3.3)	(60)	8	15
Interactive Library	3.8	7.7	(3.9)	(51)	15	21
All other products	11.9	12.9	(1.0)	(8)	46	35
Total School segment	$ 26.0	$ 36.9	$(10.9)	(30)%	100%	100%
Consolidated						
Leapster (2)	$161.0	$177.9	$(16.9)	(9)%	36%	35%
All other products	281.3	324.4	(43.1)	(13)	64	65
Total Net Sales	$442.3	$502.3	$(60.0)	(12)%	100%	100%

(1) In millions

(2) Includes sales of platform hardware, software and accessories for the Leapster, Leapster TV and Leapster L-MAX product lines

(3) Includes sales of classic LeapPad hardware and software

LeapFrog has four classes of customers: (1) retailers, which resell our products to consumers in the United States and some international regions; (2) distributors, which purchase our products for resale to retailers, generally internationally; (3) U.S. schools and school districts, which purchase our products for use in their classrooms; and (4) direct consumer customers who purchase our products via our website. Retailers and distributors purchase our products either via FOB (freight on board) terms, in which case goods are picked up in China and the customer pays through pre-established letters of credit or upon payment terms, or via "domestic" terms, in which case we ship the goods from our regional warehouses to the distributor or retailer, and the customer has payment terms based on the date of shipment. Our School customers purchase our products on domestic terms, and our direct consumer customers pay in advance via credit card.

LeapFrog's long-lived assets are primarily composed of net fixed assets and net intangible assets. As of December 31, 2007 and 2006, long-lived assets located in foreign countries were $2.1 million and $6.6 million, respectively. The majority of long-lived assets outside of the United States relate to manufacturing tooling located at the company's contract manufacturers in Asia. For more information regarding our business segments, see Note 20 to the Consolidated Financial Statements–Segment Reporting in this report.

Competition

Our products compete most directly in the toy industry in the learning toy and electronic learning aids categories, both in the United States and in selected international markets. The educational toy market continues to be an increasingly important category that has attracted new entrants as well as new innovative products. We believe our learning toys, reading solutions and educational gaming platforms, software and other electronic learning aids compete favorably on the basis of performance, features, quality, brand recognition, price and learning content. Additionally, our products bring fun to learning as they need to compete for leisure time of children and discretionary spending of parents with other forms of media and entertainment. For a discussion of the possible effects that competition could have on our business, see "Item 1A—Risk Factors—If we are unable to compete effectively with existing or new competitors, our sales and market share could decline." in this report.

As our competitors in the learning toy category seek competitive advantages and differentiation and they are making larger investments in product research and development and advertising, focusing on global product launches and key distribution channels, retail shelf space and expansion of products sold through the web. Our learning toy product category is important strategically because it introduces parents to the LeapFrog brand. We believe the LeapFrog brand is recognized for quality educational products, enabling us to compare favorably with many of our current competitors on some or all of these toy factors. Our principal competitors in the learning toys category have included Mattel, Inc., primarily under its Fisher-Price brand, Hasbro, Inc. and its Playskool division, and Vtech Holdings Ltd.

As we pursue our strategies, we increasingly face a broader competitive arena with a variety of products including computer products, electronic and online games and entertainment appliances. Products in our educational gaming category, such as our Leapster platform and related software, compete against handheld and console-based gaming platforms from Sony, Microsoft, and Nintendo and games and other software produced for these platforms.

Our LeapFrog School segment competes in the U.S. supplemental educational materials market, which is highly competitive with many well established companies.

Employees

As of December 31, 2007, we had 844 full-time employees. We also retain independent contractors to provide various services, primarily in connection with our content development. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. Some of our foreign subsidiaries are subject to collective bargaining agreements whose benefits and terms are codified and required under local labor laws. In January 2008, we announced a reduction-in-force affecting approximately 88 employees, with expected total severance costs of approximately $1.5 million to be accrued in January 2008. For more information about our employees see "Item 1—Business—Our Strategy: A New LeapFrog—Progress to Date—Milestones" and "Item 1A—Risk Factors—We depend on key personnel, and we may not be able to hire, retain and integrate sufficient qualified personnel to maintain and expand our business." in this report.

Seasonality

Our business is highly seasonal, with our retail customers making a large percentage of all purchases in preparation for the traditional holiday season. Our business, being subject to these significant seasonal fluctuations, generally realizes the majority of our net sales and all of our net income, if any, during the third and fourth calendar quarters. These seasonal purchasing patterns and production lead times cause risk to our business due to possible under-production of popular items and over-production of items that do not match consumer demand. In addition, we have seen our customers managing their inventories more stringently, requiring us to ship products closer to the time they expect to sell to consumers, increasing our risk to meet the demand for specific products at peak demand times, or adversely impacting our own inventory levels by the need to pre-build products to meet the demand. For more information about the effects of seasonality on our business see

"Item 1A—Risk Factors—Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season." in this report.

Intellectual Property and Licensing

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our brand and our proprietary technology and information.

We maintain an active program to protect our investment in technology and brands by attempting to secure patent rights, trademark registrations and other intellectual property registrations. We have filed and obtained a number of patents in the United States and abroad. We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. While our patents are an important element of the protection of our intellectual property, our business as a whole is not materially dependent on any one patent.

For a discussion of how our intellectual property rights may not prevent our competitors from using similar or identical technology, see "Item 1A—Risk Factors—Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results." in this report. For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see "Item 1A.—Risk Factors—Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks." in this report.

We also have a content licensing program where we both license other companies' intellectual property for use in our products and we license to other companies our intellectual property to create products. Examples include the following:

- *In-bound Licensing*: We license a portion of our content from third parties under exclusive and nonexclusive agreements, which allow us to utilize characters, stories, illustrations and trade names throughout specified geographic territories. Examples include Disney/Pixar's popular movie licenses such as Cars, Nickelodeon's television programming such as Dora the Explorer, and classic books such as "Olivia" and "The Little Engine That Could." LeapFrog currently has license agreements with Disney, Nickelodeon, Warner Brothers, Cartoon Network and HIT Entertainment. Licenses are typically limited to use of the licensed content in specific products for specific time periods. Significant portions of the software content for our platforms contain content that is licensed from third parties. Our continued use of these rights is dependent on our ability to continue to obtain license rights at reasonable rates.
- *Out-bound Licensing*: We license our trademarks or service marks to third parties for manufacturing, marketing, distribution and sale of various products. Our licensing strategy concentrates on extending our current brand and developing brands into product categories that are consistent with our core commitment to the design and development of educational products that make learning fun and engaging. Our program of LeapFrog-branded products is designed to expand the product range available to all of our consumers. Our licensing program of LeapFrog-branded products includes books from Scholastic Corporation, ride-on toys from Kiddieland, card and board games from Cardinal, puzzles from Masterpieces, and workbooks from Learning Horizons. Revenues from out-bound licensing were not material in 2007 or 2006.

Research and Development

Our research and development expense was $59.4 million in 2007, $54.5 million in 2006 and $52.3 million in 2005.

Hardware and Software Development

We believe that investment in research and development is a critical factor in strengthening our portfolio of products. We have assembled a team of specialists with backgrounds in a wide variety of fields including education, child development, hardware engineering, software development, video games and toys. We have developed internally each of our current platforms and stand-alone products, although we use licensed technology if it is advantageous to do so. For example, we use a version of Macromedia's Flash player in our Leapster handheld platforms. We also use optical reader hardware and optical character recognition software from Anoto AB in our FLY Pentop Computer and our Tag reading system.

In 2006, we completed consolidation of our office locations, moving our research and development offices from Los Gatos, California to our corporate headquarters in Emeryville, California, to better align our marketing with our research and development activities. As part of our strategy we opened an engineering office in Shenzhen, China in 2007 to be able to work more closely with our suppliers and to increase efficiencies.

Content Development

Our content production department has developed large portions of the content for our interactive books, educational games, and stand-alone products, applying our proprietary pedagogical approach, which is based on established educational standards. We have developed a portion of our content using licensed characters such as Disney Princesses, Thomas the Tank Engine, Scooby-Doo, Dora the Explorer, Spider-Man, SpongeBob SquarePants and characters from the movies Madagascar, Finding Nemo, The Incredibles and Cars. Most of the members of our content production team have prior experience in the education, entertainment and educational software or video game industries.

We launched our Developer's Studio in July 2001, dedicated to creating software tools that help turn the content designed by our developers into interactive content that works with our various platforms. We make these tools available to outside developers. Our Developer's Studio team trains and provides technical support to internal and external content development teams, and works with our production team to turn our internally developed content into interactive books and software.

Manufacturing

LeapFrog is committed to designing and manufacturing products that meet applicable safety and regulatory requirements.

In 2006 we implemented a world-wide quality system that supports the strict European Risk of Hazardous Substances directive or "RoHS," which banned certain substances, such as lead and mercury, in the production of consumer products. In addition, we monitor compliance with standards set by the United States Consumer Product Safety Commission, or CPSC and the International Council of Toy Industries.

We launched our Developer's Studio in July 2001, dedicated to creating software tools that help turn the content designed by our developers into interactive content that works with our various platforms. We make these tools available to outside developers. Our Developer's Studio team trains and provides technical support to internal and external content development teams, and works with our production team to turn our internally developed content into interactive books and software.

We are subject to the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the CPSC, and other similar federal, state and international rules and regulatory authorities. For information about the adverse effects that could result from possible errors or defects in our products, see "Item 1A—Risk Factors—Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action." in this report.

LeapFrog's quality system processes include product testing and verification for safety and reliability starting in the design phase of a product's life cycle and continuing through production and field support. Testing for safety is more frequent than standards require, and focused testing for special areas of interest such as chemical compliance controls is undertaken even more frequently. We set standards for supplier performance and we make routine assessments and take steps to verify compliance with our quality standards. We communicate those expectations to our suppliers regularly and work with them to sustain the process of consistently producing safe products. We work with a relatively small group of contract manufacturers, some of which are specialized for the consumer electronics manufacturing sector and not the traditional toy sector.

As is the case with most toy manufacturers and many consumer electronics companies, most of our products are manufactured in China. While China has legislated national standards intended to control the use of lead-based paint, particularly in toys, we actively manage our supplier base mandating compliance with local and international safety inspections and reinforcing our product standards, which require meeting or exceeding regulatory requirements regarding safety in the design, manufacture, packaging, and delivery into the hands of each product's ultimate customer: a child.

Our manufacturing and operations strategy is designed to maximize the use of outsourced services particularly with respect to the actual production and physical distribution of our products. In order to work closely with our manufacturing service providers, we have established subsidiaries in Hong Kong and Shenzhen, China. We manage our outsourced manufacturing by allowing LeapFrog's engineering resources to focus on the product design and manufacturability while our contract manufacturers manage the supply of raw materials, labor and the assembly process. Most of our products are manufactured from basic raw materials such as plastic and paper, and the majority of our products require electronic components. These raw materials are readily available from a variety of sources, but may be subject to significant fluctuations in price. Some of our electronic components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from single suppliers. We do not have long-term agreements with any suppliers. If our suppliers are unable to meet our demand for components and raw materials and if no alternative source were available or available at a reasonable cost, our ability to produce our products on a timely and cost-effective basis would be impaired. For information as to how this concentration of suppliers could affect our business, see "Item 1A—Risk Factors—We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available." in this report.

We use contract manufacturers located in Asia, primarily in the People's Republic of China, to build all of our finished products. These suppliers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. For information as to how this concentration of manufacturing could affect our business, see "Item 1A—Risk Factors—We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities." in this report.

Advertising and Marketing

Our advertising and marketing strategy is designed to position LeapFrog as a leader in providing engaging, effective, technology-based learning solutions primarily for children. Our communication supports a strong brand that parents and educators seek out to supplement children's educational needs. We strive to utilize the best practices in integrated marketing campaigns that combine the Internet and offline media. Our strategy includes cross-media advertising methodology, using network and national cable television, national print and online advertising. Our School segment uses leading education publications directed to school administrators and teachers, attends education trade show events, and utilizes web-based marketing and direct mail marketing campaigns.

We have well-established retailer relationships, and communicate our messages and offers through advertisements in store and in local newspapers. These advertisements run by our retail partners, such as Target,

Toys "R" Us, and Wal-Mart, highlight promotional activities and the availability of particular LeapFrog products at these retailers' outlets. In key retail stores, we use in-store demonstration display units to highlight LeapFrog products and demonstrate the features of our products through in-store user experience.

We leverage public relations globally as a strategy to gain additional momentum for our brand and products through media outreach focused on garnering both product-specific and corporate media coverage. We strive to utilize best practices in media outreach campaigns that target both traditional print and broadcast media with Internet/viral media outreach globally.

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of March 1, 2008:

Name	Age	Position Held
Jeffrey G. Katz	52	Chief Executive Officer, President and Director
William B. Chiasson	55	Chief Financial Officer
Nancy G. MacIntyre	48	Executive Vice President, Product, Innovation and Marketing
Martin A. Pidel	43	Executive Vice President, International
William K. Campbell	46	Senior Vice President, Consumer Sales
Michael J. Dodd	48	Senior Vice President, Supply Chain and Operations
Michael J. Lorion	52	President, LeapFrog School
Robert L. Moon	58	Senior Vice President, Chief Information Officer
Hilda S. West	47	Senior Vice President, Human Resources
Peter M. O. Wong	41	Senior Vice President, General Counsel and Corporate Secretary
Mark A. Etnyre	41	Vice President, Corporate Controller and Principal Accounting Officer

Jeffrey G. Katz has served as our Chief Executive Officer and President since July, 2006, and as a member of our board of directors since June 2005. Mr. Katz served as the Chairman and Chief Executive Officer of Orbitz, Inc. from 2000 to 2004. From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair, a publicly held airline. From 1980 to 1997, he served in a variety of roles at American Airlines, a publicly held airline, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Northwest Airlines Corporation, a publicly held airline, and is a member of its Audit Committee. Mr. Katz received a B.S. in mechanical engineering from the University of California, Davis, and holds M.S. degrees from both Stanford University and the Massachusetts Institute of Technology.

William B. Chiasson has served as our Chief Financial Officer since November 2004. Prior to joining us, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology for Kraft Foods, Inc. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson is a certified public accountant and received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Nancy G. MacIntyre has served as our Executive Vice President, Product, Innovation, and Marketing since February 2007. From May 2005 through January 2007, Ms. MacIntyre served on the executive team at LucasArts, a LucasFilm company, most recently as Vice President of Global Sales and Marketing and prior to that as Senior Director, Online Gaming. Previously, Ms. MacIntyre had been with Atari, Inc as Vice President, Marketing from 2001 through 2005 and with Atari, Inc.'s predecessor Hasbro Interactive from 1998 to 2001 in senior sales and marketing positions. Between 1988 and 1998 Ms. MacIntyre held sales and marketing positions at Broderbund Software and Lotus Development Corp. Ms. MacIntyre received her B.S. in finance and accounting from Drexel University.

Martin A. Pidel has served as our Executive Vice President, International since January 2007. From 1997 through December 2006, Mr. Pidel served in varying capacities with Hasbro, Inc. including key roles in Europe and the US, most recently as Vice President of International Marketing from 2004 through January 2007 and as Vice President of Marketing, Boys Toys from 2001 through 2004. Prior to joining Hasbro, Mr. Pidel worked for Black & Decker in Germany and the U.K. from 1992 through 1997, where he worked in both product and brand marketing roles. Mr. Pidel received his B.S. in marketing from Albany State University and an M.B.A. at the Schiller International University in Heidelberg, Germany.

William K. Campbell has served as our Senior Vice President, Consumer Sales since May 2006, as Vice President, Consumer Sales from December 2002 to May 2006 and as Director of Sales from January 2000 to December 2002. Prior to joining LeapFrog, he served in varying capacities at Lego Systems, Inc., most recently as national account manager from February 1997 to December 1999. Mr. Campbell received his B.A. from Stephen F. Austin State University.

Michael J. Dodd has served as our Senior Vice President, Supply Chain and Operations since April 2005. Prior to joining us, he co-founded Executive Technology, Inc., a value-added reseller and system integrator of information technology products, and served as its Chief Operating Officer from September 2003 through April 2005. From May 2002 to September 2003, Mr. Dodd served as Executive Vice President, Chief Marketing Officer and Chief Operating Officer at Targus Group International, Inc., a provider of mobile personal computers and wireless accessories. Mr. Dodd was a Vice President, Operations at Juniper Networks, Inc., a manufacturer of internal protocol, or IP, routers from September 2000 to May 2002. From November 1989 to September 2000, Mr. Dodd served in various capacities at Compaq Computer Corporation, a manufacturer of personal computers, most recently as Managing Director of operations and strategic procurement for the Presario personal computer business. Mr. Dodd received his B.B.A. from Texas A&M University.

Michael J. Lorion has served as our President, LeapFrog School division since December 2006. Prior to that, Mr. Lorion served as the Vice President, Sales and Marketing for our School division from June 2005 through December 2006. Prior to joining us, Mr. Lorion served as Vice President, Vertical Markets Sales and Marketing from January 2004 through April 2005 and Vice President, Education and Federal, Sales and Marketing from February 2000 through December 2003 for palmOne, Inc. Prior to that, Mr. Lorion held various positions at Apple Computer, Inc. from August 1988 through January 2000, most recently as Vice President, Apple Americas Education Division. Mr. Lorion received his B.S. from Springfield College.

Robert L. Moon has served as our Senior Vice President, Chief Information Officer since February 2005. Prior to joining us, he served as Chief Information Officer and Vice President of Global Corporate Information Systems at Viewsonic Corporation, a global provider of visual display technology products, such as liquid crystal displays and cathode ray tube monitors, from January 2001 through February 2005. From November 1999 to December 2000, Mr. Moon served as Senior Vice President of Operations at Unibex, Inc., a business-to-business e-commerce exchange. Prior to that, from February 1995 to November 1999, Mr. Moon was the Chief Information Officer and Vice President at Micros Systems, Inc. a provider of hospitality point of sale and property management systems. Prior to entering the private sector, Mr. Moon served for 21 years as an officer of the United States Navy, retiring with the rank of Commander. His last assignment in the Navy was as Chief Information Officer and Deputy Director of Operations for the Office of Naval Research in Washington, D.C., for which he received the Navy's Distinguished Service Medal. Mr. Moon received his B.S. from the United States Naval Academy and pursued graduate studies at George Washington University in the area of management of science and technology.

Peter M. O. Wong has served as a Senior Vice President since October 2007, as our General Counsel since April 2006 and as our Corporate Secretary since February 2005. Mr. Wong served as our Vice President, Legal

Affairs from August 2004 to March 2006 and as our Corporate Counsel from November 2001 to July 2004. From 1999 to 2001, he worked at Quokka Sports, Inc., a digital sports entertainment company, most recently as Associate General Counsel and Vice President, Corporate Development. Prior to that, he was a business attorney at Cooley Godward Kronish LLP (formerly Cooley Godward LLP) and Howard, Rice, Nemerovski, Canady Falk & Rabkin. Mr. Wong received his B.A. from the University of California, Berkeley, and his J.D. from the University of California, Hastings College of the Law.

Hilda S. West has served as our Senior Vice President, Human Resources, since October 2006. Prior to joining us, Ms. West served in various capacities at Autodesk, Inc., a leading design software company, from February 2002 to October 2006, as Employment Director, Senior Director of Global Employment and most recently as Senior Director of Talent Management. Prior to that, Ms. West served as Senior Director, Human Resources at Ninth House Network, an e-learning provider for organizational development from May 2000 through October 2002. Ms. West received her B.S. from Boston University and her M.B.A. from the Walter A. Haas School of Business at the University of California, Berkeley.

Mark A. Etnyre has served as our Vice President, Corporate Controller and Principal Accounting Officer since December 2007. Prior to joining the Company, Mr. Etnyre served in various financial-related capacities with Microsoft Corporation, a publicly held software company, including most recently as the Senior Controller of the OEM Division from 2001 to 2007 and from 1997 to 2001 as Financial Controller and Compliance Manager of Microsoft Licensing, Inc., a wholly owned subsidiary of Microsoft Corporation. Prior to joining Microsoft Corporation, Mr. Etnyre was a senior audit manager with Deloitte & Touche, LLP. Mr. Etnyre is a certified public accountant and received his B.S. from Indiana University.

Available Information

Our business was formed in 1995 and LeapFrog Enterprises, Inc. was incorporated in 1995 in the State of Delaware.

We are subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330, by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-772-9295. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, available (free of charge) on or through the investor relations section our website located at www.leapfroginvestor.com, as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of this report on Form 10-K.

Item 1A. Risk Factors

Our business and the results of its operations are subject to many factors, some of which are beyond our control. The following is a description of some of the risks and uncertainties that may affect our future financial performance.

If we fail to predict consumer preferences and trends accurately, develop and introduce new products rapidly or enhance and extend our existing core products, our sales will suffer.

Sales of our platforms, related software and learning toy products typically have grown in the periods following initial introduction, but we expect sales of specific products to decrease as they mature. For example, net sales of the classic LeapPad platforms in our U.S. Consumer business peaked in 2002 and have since been declining. We must continuously develop new products. The timely introduction of new products and the enhancement and extension of existing products, through the introduction of additional software or by other means, is critical to our future sales growth. To remain competitive, we must continue to develop new technologies and products and enhance existing technologies and product lines, as well as successfully integrate third-party technology with our own.

The successful development of new products and the enhancement and extension of our current products will require us to anticipate the needs and preferences of consumers and educators and to forecast market and technological trends accurately. Consumer preferences, and particularly children's preferences, are continually changing and are difficult to predict. In addition, educational curricula change as states adopt new standards. The failure to enhance and extend our existing products or to develop and introduce new products and services that achieve and sustain market acceptance and produce acceptable margins would harm our business and operating results.

In 2008, we expect to introduce a number of new products and services to the market and we expect these new products to represent a substantial portion of our 2008 sales. We cannot assure you that any new products or services will be successful or accepted and adopted by the consumers, and if these new products are not successful, our business results will be adversely affected.

If we are unable to successfully launch, market and operate our web-connected products and the software that is required for their use, the sales of our products and our business results could suffer.

In 2008, we are launching a number of web-connected products that will require parents to download software onto their computers, connect to the Internet and create online accounts in order to access the full capabilities and features of these products and our Internet-based LeapFrog Learning Path. For example, while the title included with the purchase of our Tag reading system can be used by the child straight out of the box, in order to add and manage new content on the Tag reader and to connect to our LeapFrog Learning Path application, parents will need to install our LeapFrog Connect software onto their computers and log onto our website. Many toys and other products targeted towards children do not require the use of a computer or connection to the Internet, and parents who do not have access to or are not facile with a computer or the Internet, may react adversely to our new web-connected products. In addition, if the LeapFrog Learning Path or other online features of our web-connected products are not accepted or adopted by parents, or if children have a negative reaction to the parental feedback aspect of the LeapFrog Learning Path, our business may be adversely affected.

Further, as we launch these new products and software and Internet applications, we may have technical malfunctions or compatibility issues with the computer systems and equipment of the users of our products that could also reduce the adoption of our web-connected products, which in turn could adversely affect our business.

Privacy concerns about our web-connected products and related software and applications could harm our business or reputation.

By using the Internet-based LeapFrog Learning Path application, information captured by our web-connected products about a child's performance and activities will be transferred and stored on our website servers. Due to privacy, confidentiality and security concerns, parents may not want our products collecting information about their child's activities and performance and may not feel comfortable uploading and storing this information on our website servers. If these concerns prevent parents from accepting or adopting our connected products, the sales of our products and our business results could suffer. In addition, if the confidentiality of such information stored on our website servers is compromised or breached by third-parties or our mismanagement, our reputation could be tarnished, which in turn could adversely affect our operating results.

System failures related to our web store or the websites that support our web-connected products could harm our business.

Our web store on LeapFrog.com, the LeapFrog Learning Path application and our web-connected products depend upon the reliable performance of our web operations and the network infrastructure that supports our websites. Historically, our e-commerce store at LeapFrog.com has represented a small portion of our total sales. Also, we have previously launched only one platform, our FLY Fusion Pentop Computer, that uses our website for providing access to content and applications that can be downloaded onto the platform. If demand for accessing our websites exceeds the capacity we have planned to handle peak periods, then customers could be inconvenienced and our business may suffer. For example, in December 2007, our website suffered service disruptions and delays due to the number of consumers attempting to access it. Any significant disruption to our website or internal computer systems or malfunctions related to transaction processing on our e-commerce store or content management systems could result in a loss of potential or existing customers and sales.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Any unplanned disruption of our systems could results in adverse financial impact to our operations.

Our advertising and promotional activities may not be successful.

Our products are marketed through a diverse spectrum of advertising and promotional programs, and as the percentage of our products become web-connected, we are increasing our online promotional programs and marketing activities. Our ability to sell product is dependent in part upon the success of such programs. If we do not successfully market our products, or if media or other advertising or promotional costs increase, these factors could have a material adverse effect on our business and results of operations.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the learning toy and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We believe we compete to some extent, and will increasingly compete in the future, with makers of popular game platforms, electronic entertainment devices and smart mobile devices. Our School segment competes in the U.S. supplemental educational materials market. Each of these markets is very competitive and we expect competition to increase in the future. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete effectively in our markets.

Our business depends on three retailers that together accounted for approximately 54% of our consolidated gross sales and 69% of the U.S. Consumer segment's gross sales in 2007, and our dependence upon a small group of retailers may increase.

In 2007, sales to Wal-Mart, Toys "R" Us and Target accounted for approximately 21%, 20% and 13%, respectively, of our consolidated gross sales. We expect that a small number of large retailers will continue to account for a significant majority of our sales and that our sales to these retailers may increase as a percentage of our total sales.

We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a future downturn in their business, our business and operating results could be harmed.

Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing the substantial majority of our sales to retailers to occur during the third and fourth quarters. In 2007, approximately 74% of our total net sales occurred during the second half of the year. This percentage of total sales may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems. Generally, retailers time their orders so that suppliers like us will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand.

Failure to predict accurately and respond appropriately to retailer and consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period, would harm our business and operating results. We expect we will incur losses in the first and second quarters of each year for the foreseeable future.

If we do not maintain sufficient inventory levels or if we are unable to deliver our products to our customers in sufficient quantities, or on a timely basis, or if our retailers' inventory levels are too high, our operating results will be adversely affected.

The high degree of seasonality of our business places stringent demands on our inventory forecasting and production planning processes. If we fail to meet tight shipping schedules, we could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our merchandise on a timely basis, we need to maintain adequate inventory levels of the desired products. If our inventory forecasting and production planning processes result in our manufacturing inventory in excess of the levels demanded by our customers, we could be required to record inventory write-downs for excess and obsolete inventory, which would adversely affect our operating results. If the inventory of our products held by our retailers is too high, they may not place or may reduce orders for additional products, which would unfavorably impact our future sales and adversely affect our operating results.

We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available.

Some of the components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from single suppliers. Additionally, the demand for some components such as liquid crystal displays, integrated circuits or other electronic components is volatile, which may lead to shortages. If our suppliers are unable to meet our demand for our components and raw materials and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer. In addition, as we do not have long-term agreements with our major suppliers, they may stop manufacturing our components at any time.

We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities.

Recently, there have been product quality issues for other producers of toys and other companies who manufacture goods in China. We outsource substantially all of our finished goods assembly, using several Asian manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory quality and cost levels and in accordance with our and our customers' terms of engagement. If our manufacturers fail to produce quality finished products on time, at expected cost targets and in sufficient quantities, or if any of our products are found to be tainted or otherwise raise health or safety concerns, our reputation and operating results would suffer. In addition, as we do not have long-term agreements with our manufacturers, they may stop manufacturing for us at any time, with little or no notice. We may be unable to manufacture sufficient quantities of our finished products and our business and operating results could be harmed.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

We have experienced, and in the future may experience, delays in releasing some models and versions of our products due to defects or errors in our products. Our products may contain errors or defects after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Individuals could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future.

We are subject to the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the Consumer Product Safety Commission, or CPSC, and other similar federal, state and international rules and regulatory authorities. Our products could be subject to involuntary recalls and other actions by such authorities. Concerns about potential public harm and liability may lead us to voluntarily recall selected products. Recalls or post-manufacture repairs of our products could harm our reputation and our competitive position, increase our costs or reduce our net sales. Costs related to unexpected defects include the costs of writing down the value of inventory of defective products and providing product replacement as well as the cost of defending against litigation related to the defective products. Further, as a result of recent recalls and safety issues related to products of a number of manufacturers in the toy industry, some of our retailer customers have been increasing their testing requirements of the products we ship to them. These additional requirements may result in delayed or cancelled shipments, increased logistics and quality assurance costs, or both, which could adversely affect our operations and business results. In addition, recalls or post-manufacturing repairs by other companies in our industry could affect consumer behavior and cause reduced purchases of our products and increase our quality assurance costs in allaying consumer concerns.

We depend on key personnel, and we may not be able to hire, retain and integrate sufficient qualified personnel to maintain and expand our business.

Our future success depends partly on the continued contribution of our key executives and technical, sales, marketing, manufacturing and administrative personnel. In 2007, we hired new executives in international sales, product innovation and marketing, and accounting and added substantially to our web services and web products teams. In addition to hiring new management personnel, we have experienced significant turnover in our management positions. If our new leaders are unable to properly integrate into the business or if we are unable to retain or replace key personnel or functional capabilities on a timely basis or at all, our business will be adversely affected.

Part of our compensation package includes stock and/or stock options. If our stock performs poorly, it may adversely affect our ability to retain or attract key employees. In addition, because we have been required to treat all stock-based compensation as an expense as of January 1, 2006, we experienced increased compensation costs beginning in 2006. Changes in compensation packages or costs could impact our profitability and/or our ability to attract and retain sufficient qualified personnel.

We have had significant challenges to our management systems and resources, particularly in our supply chain and information systems, and as a result we may experience difficulties managing our business.

We rely on various information technology systems and business processes to manage our operations. We are currently implementing modifications and upgrades to our systems and processes. There are inherent costs and risks associated with replacing and changing these systems and processes, including substantial capital expenditures, demands on management time and the risk of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Any information technology system disruptions, if not anticipated and appropriately mitigated, could have an adverse effect on our business and operations.

Our international consumer business may not succeed and subjects us to risks associated with international operations.

We derived approximately 23% of our net sales from markets outside the United States during 2007. Our efforts to increase sales for our products outside the United States may not be successful and may not achieve higher sales or gross margins or contribute to profitability.

Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- developing successful products that appeal to the international markets;
- political and economic instability, military conflicts and civil unrest;
- greater difficulty in staffing and managing foreign operations;
- transportation delays and interruptions;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- complications in complying with laws in varying jurisdictions and changes in governmental policies;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations;
- public health problems, such as outbreaks of SARS or avian flu, especially in locations where we manufacture or otherwise have operations,
- effectively monitoring compliance by foreign manufacturers with U. S. regulatory requirements for product safety,
- natural disasters; and
- limitations, including taxes, on the repatriation of earnings.

Any difficulties with our international operations could harm our future sales and operating results.

Our financial performance will depend in part on our School segment, which may not be successful.

In 1999, we launched our School segment, which was formerly known as LeapFrog SchoolHouse, to deliver classroom instructional programs to the pre-kindergarten through fifth grade market and explore adult learning opportunities. To date, the School segment, has incurred cumulative operating losses. In December 2006, we announced a reorganization of the School segment, which reduced the size of our School organization by half. Going forward, the segment is focusing sales and product development resources on reading curriculum for core grade levels. However, if we cannot increase market acceptance of our School segment's supplemental educational products, the segment's future sales and profitability could suffer, which would adversely affect our financial results.

Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results.

Our success depends in large part on our proprietary technologies that are used in our learning platforms and related software. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, service trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. The contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the United States. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. However, if we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results.

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming and may divert our management and key personnel from our business operations. If we, our distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. For more information regarding this type of risk, see "Note 19 to the Consolidated Financial Statements—Commitments and Contingencies—Legal Proceedings—*Tinkers & Chance v. LeapFrog Enterprises, Inc.*" in this report.

Our liquidity may be insufficient to meet the long-term or periodic needs of our business.

There is no guarantee that unforeseen events may not stress or exceed our current or future liquidity, including our ability to raise additional capital in a timely manner. In addition, current constraints in the credit market have recently adversely affected the market value of our investments and we may incur asset impairment related to changes in the risk profile of the financial markets in the future. For more discussion on our investments, see "Note 4 to the Consolidated Financial Statements—Investments" and "Item 7—Management's Discussion and Analysis of Financial Condition and Result of Operations" in this report.

Our net loss would be increased and our assets would be reduced if we are required to record impairment of our intangible assets.

Intangible assets include the excess purchase price over the cost of net assets acquired, or goodwill. Goodwill arose from our September 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies in July 1998. Our intangible assets had a net balance of $24.5 million, $25.9 million December 31, 2007 and 2006, respectively, which are allocated to our U.S. Consumer segment. Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangibles with indefinite lives are tested for impairment at least annually. In determining the existence of impairment, we consider changes in our strategy and in market conditions and this could result in adjustments to our recorded asset balances. Specifically, we would be required to record impairment if the carrying values of our intangible assets exceed their estimated fair values. Such impairment recognition would decrease the carrying value of intangible assets and increase our net loss. At December 31, 2007 and 2006, we had $19.5 million of goodwill and other intangible assets with indefinite lives. We tested our goodwill and other intangible assets with indefinite lives for impairment during the fourth quarter by comparing their carrying values to their estimated fair values. As a result of this assessment, we determined that no adjustments were necessary to the stated values.

We are subject to international, federal, state and local laws and regulations that could impose additional costs or changes on the conduct of our business.

We operate in a highly regulated environment with international, federal, state and local governmental entities regulating many aspects of our business, including products and the importation of products. Regulations with which we must comply include accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), trade restrictions, regulations regarding financial matters, environmental regulations, advertising directed toward children, safety and other administrative and regulatory restrictions. Compliance with these and other laws and regulations could impose additional costs on the conduct of our business. While we take steps that we believe are necessary to comply with these laws and regulations, there can be no assurance that we have achieved compliance or that we will be in compliance in the future. Failure to comply with the relevant regulations could result in monetary liabilities and other sanctions, which could have a negative impact on our business, financial condition and results of operations. In addition, changes in laws or regulations may lead to increased costs, changes in our effective tax rate, or the interruption of normal business operations that would negatively impact our financial condition and results of operations.

From time to time, we are involved in litigation, arbitration or regulatory matters where the outcome is uncertain and which could entail significant expense.

We are subject from time to time to regulatory investigations, litigation and arbitration disputes. As the outcome of these matters is difficult to predict, it is possible that the outcomes of any of these matters could have a material adverse effect on the business. For more information regarding litigation see "Note 19 to the Consolidated Financial Statements—Commitments and Contingencies—Legal Proceedings" in this report.

Weak economic conditions, armed hostilities, terrorism, natural disasters, labor strikes or public health issues could have a material adverse effect on our business.

Weak economic conditions in the United States or abroad as a result of lower consumer spending, lower consumer confidence, higher inflation, higher commodity prices, such as the price of oil, higher costs of capital, restricted capital availability or constrained credit due to the subprime market distress, political conditions, natural disaster, labor strikes or other factors could negatively impact our sales or profitability. In particular, if an economic recession were to occur, it would likely have a more pronounced impact on discretionary spending for products such as ours. Furthermore, armed hostilities, terrorism, natural disasters, or public health issues, whether in the United States or abroad could cause damage and disruption to our company, our suppliers, our manufacturers, or our customers or could create political or economic instability, any of which could have a material adverse impact on our business. Although it is impossible to predict the consequences of any such events, they could result in a decrease in demand for our product or create delay or inefficiencies in our supply chain by making it difficult or impossible for us to deliver products to our customers, or for our manufacturers to deliver products to us, or suppliers to provide component parts.

Notably, our U.S. distribution centers, including our distribution center in Fontana, California, and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. In addition to the factors noted above, our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations.

If we are unable to maintain the effectiveness of our internal control over financial reporting, we may not be able to accurately report our financial results and our management may not be able to provide its report on the effectiveness of our internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 and December 31, 2006. The assessment as of December 31, 2007 and 2006, concluded that these controls were effective. For more information, see "Item 9A—Controls and Procedures" in this report on our assessment of our internal control over financial reporting. We received an unqualified opinion from our external auditors on our financial statements for the years ended December 31, 2007 and 2006. Areas of our internal control over financial reporting may require improvement from time to time. If management is unable to assert that our internal control over financial reporting is effective at any time in the future, or if our external auditors are unable to express an opinion that our internal control over financial reporting is effective, investors may lose confidence in our reported financial information, which could result in the decrease of the market price of our Class A common stock.

One stockholder controls a majority of our voting power as well as the composition of our board of directors.

Holders of our Class A common stock will not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders. As of December 31, 2007, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 16.6 million shares of our Class B common stock, which represents approximately 53% of the combined voting power of our Class A common stock and Class B common stock. As a result, Mr. Ellison controls all stockholder voting power, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets;
- our financing activities; and
- payment of dividends on our capital stock, subject to the limitations imposed by our credit facility.

Mr. Ellison could have interests that diverge from those of our other stockholders. This control by Mr. Ellison could depress the market price of our Class A common stock; deter, delay or prevent a change in control of LeapFrog; or affect other significant corporate transactions that otherwise might be viewed as beneficial for other stockholders.

The limited voting rights of our Class A common stock could negatively affect its attractiveness to investors and its liquidity and, as a result, its market value.

The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. The holders of our Class B common stock have various additional voting rights, including the right to approve the issuance of any additional shares of Class B common stock and any amendment of our certificate of incorporation that adversely affects the rights of our Class B common stock. The difference in the voting rights of our Class A common stock and Class B common stock could diminish the value of our Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock attribute value to the superior voting or other rights of our Class B common stock.

Provisions in our charter documents, Delaware law and our credit facility agreement may delay or prevent an acquisition of our Company, which could decrease the value of our Class A common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third-party to acquire us without the consent of our board of directors. These provisions include limitations on actions by our stockholders by written consent, requirements for advance notice of stockholder proposals and director nominations, and the voting power associated with our Class B common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used by our board of directors to affect a rights plan or "poison pill" that could dilute the stock ownership of a potential hostile acquirer and may have the effect of delaying, discouraging or preventing an acquisition of our company. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if an offer may be considered beneficial by some stockholders. In addition, under the terms of our credit agreement, we may need to seek the written consent of our lenders of the acquisition of our company.

Our stockholders may experience significant additional dilution upon the exercise of options or issuance of stock awards.

As of December 31, 2007, there were outstanding awards under our equity incentive plans that could result in the issuance of approximately 10.2 million shares of Class A common stock. To the extent we issue shares upon the exercise of any options or vesting of any other equity incentive awards, investors in our Class A common stock will experience additional dilution.

Our stock price could become more volatile and your investment could lose value.

All the factors discussed in this section could affect our stock price. The timing of announcements in the public markets regarding new products, product enhancements or product recalls by us or our competitors or any other material announcements could affect our stock price. Speculation in the media and analyst community, changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock and market trends unrelated to our stock can cause the price of our stock to change. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, which could adversely affect our business.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The table below identifies a list of our current material property locations. In addition to these properties, we have leased properties for administration, sales and operations in Arkansas, Canada, England, France, Mexico and China, each of which is less than 10,000 square feet of space, respectively.

Location	Use	Segment	Condition	Square Feet	Type of Possession	Lease Expiration Date
Fontana, California	Distribution Center	All	Satisfactory	600,000	Lease	2010
Emeryville, California	Headquarters-operations for our three business segments	All	Satisfactory	137,200	Lease	2016
Ontario, California	Distribution Center	All	Satisfactory	109,000	Lease	2008(1)
Shenzhen, China	Technology Research & Development	All	Satisfactory	13,262	Lease	2009
Hong Kong, China	Asian administration and logistics	All	Satisfactory	12,877	Lease	2009

(1) We have an option to renew this lease set to expire in 2008.

Item 3. Legal Proceedings

From time to time, LeapFrog is party to various pending claims and lawsuits. We are currently party to the lawsuits described below, and we intend to defend or pursue these suits vigorously.

Tinkers & Chance v. LeapFrog Enterprises, Inc.

In August 2005, Tinkers & Chance, a Texas partnership, filed a complaint against LeapFrog in the federal district court for the Eastern District of Texas. The complaint alleged that we infringed, and induced others to infringe, United States Patent No. 6,739,874 by making, selling and/or offering for sale in the United States, and/or importing, our LeapPad and Leapster platforms, and other unspecified products. In the spring of 2006, the court granted Tinkers & Chance's motions to amend the complaint to add claims of infringement of U.S. Patent Nos. 7,006,786; 7,018,213; 7,029,283 and 7,050,754 against our LeapPad, My First LeapPad, Leapster and Leapster L-MAX platforms. Tinkers & Chance sought an aggregate of approximately $41 million in monetary damages, as well as interest, triple damages based on its allegation of willful and deliberate infringement, attorneys' fees and injunctive relief.

In November 2007, we entered into an agreement with Tinkers & Chance under which we paid to Tinkers & Chance $7.5 million and Tinkers & Chance agreed to grant to LeapFrog a worldwide, non-exclusive license to all of its current patents and patent applications, as well as patents related to our business arising from applications filed by Tinkers & Chance or its principals through November 2014. On January 4, 2008, the parties executed a formal agreement that memorialized in writing, the terms agreed to in November 2007 and the pending litigation in federal district court for the Eastern District of Texas was dismissed with prejudice.

Stockholder Class Actions

In December 2003, April 2005 and June 2005, six purported class action lawsuits were filed in federal district court for the Northern District of California against LeapFrog and certain of our former officers alleging violations of the Securities Exchange Act of 1934. These actions have since been consolidated into a single proceeding captioned In Re LeapFrog Enterprises, Inc. Securities Litigation. In January 2006, the lead plaintiffs in this action filed an amended and consolidated complaint. In July 2006, the Court granted our motion to dismiss the amended and consolidated complaint with leave to amend. In September 2006, plaintiffs filed a second amended consolidated class action complaint. This second amended complaint sought unspecified damages on behalf of persons who acquired LeapFrog's Class A common stock during the period July 24, 2003 through

October 18, 2004. Like the predecessor complaint, this complaint alleged that the defendants caused us to make false and misleading statements about our business and forecasts about our financial performance, and that certain of our current and former individual officers and directors sold portions of their stock holdings while in the possession of adverse, non-public information.

In September 2007, the federal district court granted our motion to dismiss the second amended complaint, with leave for the plaintiffs to amend and re-file a third amended complaint. In November 2007, the plaintiffs filed a third amended complaint. In February 2008, the parties reached an agreement-in-principle to settle these class actions. We expect the proposed settlement, which is subject to court approval, to be funded entirely by insurance. The parties are in the process of seeking court approval of the settlement.

Item 4. Submission Of Matters To A Vote Of Security Holders

No matters were submitted to our stockholders during the fourth quarter of our 2007 fiscal year.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market Information and Holders

Our Class A common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "LF." There is no established public trading market for the Class B common stock. On February 29, 2008, there were approximately 2,482 holders of record of our Class A common stock and nine holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two years. The values stated below are actual high and low sales prices, inclusive of intra-day trading.

2007	High	Low
First quarter	$11.56	$ 9.15
Second quarter	$11.48	$ 9.90
Third quarter	$10.82	$ 6.80
Fourth quarter	$ 9.33	$ 5.80
2006		
First quarter	$12.72	$10.48
Second quarter	$10.81	$ 9.35
Third quarter	$10.75	$ 6.71
Fourth quarter	$ 9.91	$ 7.58

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends on our capital stock. We expect to reinvest any future earnings into our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Stock Price Performance Graph(1)

The following graph shows the total stockholder return of an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index, for the period beginning on July 25, 2002 (based on the closing price of LeapFrog's Class A common stock on the date on which LeapFrog's Class A common stock began trading on the New York Stock Exchange) through December 31, 2007.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.


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(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Form 10-K

Item 6. Selected Financial Data

The following selected consolidated financial data for the five years ended December 31, 2007, have been derived from our audited consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with, "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto in this report.

	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$ 442,271	$ 502,255	$649,757	$640,289	$680,012
Gross profit	173,306	147,034	279,636	259,045	340,144
Income (loss) from operations	(101,170)	(124,663)	20,953	(13,983)	109,458
Net income (loss)	$(101,315)	$(145,092)	$ 17,500	$ (6,528)	$ 72,675
Net income (loss) per common share:					
Basic	$ (1.60)	$ (2.31)	$ 0.28	$ (0.11)	$ 1.27
Diluted	$ (1.60)	$ (2.31)	$ 0.28	$ (0.11)	$ 1.20
Shares used in calculating net income (loss) per share (1):					
Basic	63,361	62,817	61,781	59,976	57,246
Diluted	63,361	62,817	62,329	59,976	60,548

(1) Weighted average shares outstanding of Class A and Class B common stock

	December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$ 104,385	$ 148,098	$ 72,072	$ 88,747	$112,603
Restricted cash	—	—	150	8,418	—
Working capital (2)	203,017	289,984	410,740	376,610	368,456
Total assets	380,153	450,441	605,829	559,794	552,659
Long-term obligations – capital lease	—	4	570	—	—
Total stockholders' equity	$ 243,473	$ 333,962	$466,323	$434,500	$415,146

(2) Current assets less current liabilities.

	December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Consolidated Statement of Cash Flows Data:					
Net cash provided by (used in) operating activities	$ (15,432)	$ 90,401	$(24,705)	$ 100	$ 26,800
Net cash provided by (used in) investing activities	40,995	(77,452)	9	(117)	(76,155)
Net cash provided by (used in) financing activities	1,915	4,172	10,299	13,016	30,584
Effect of exchange rate changes on cash	(1,332)	1,771	2,260	2,241	663
Increase (decrease) in cash and cash equivalents	$ 26,146	$ 18,892	$(12,137)	$ 15,240	$(18,108)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Update

Our strategic review of our business, which began in July 2006, has led to significant changes in our operations designed to reestablish us as a growing, profitable and innovative organization. We believe our strategic plan will be achieved in three phases, which we describe as "Fix, Reload and Grow":

Fix, Reload, Grow

The "*fix*" portion of our strategy focused on addressing issues such as product cost, SKU mix, product pipeline and LeapFrog and retailer inventory. We believe that the substantial portion of the "fix" phase is behind us.

Our work in 2007 represented the majority of the *reload* portion of our strategy, which focused on strengthening our product pipeline. Our current product development initiatives are focused on developing successor products for the LeapPad line in preparation for the 2008 season, significant enhancements to our successful Leapster product line, improvements to our learning toys, and new launches in the grade school arena.

In 2007 we developed extensive changes and additions to our product portfolio set for launch in 2008. This new product portfolio includes many introductions such as the Tag reading system, Leapster 2 handheld, didj handheld and Crammer handheld. Each of these products provides a better strategic fit with our plan to become more web-connected, as well as providing key linkages in our new paradigm of the LeapFrog Learning Path.

These new products are also expected to meet our financial hurdle rates, provide higher margins and contribute to our goal of an improved bottom line. Perhaps most importantly, these new products are intended to grow our sales and thus 2008 begins what we refer to as the growth phase of our strategy. Most notably, in 2008 we will be introducing the Tag reading system, new educational gaming offerings with the Leapster 2 and didj handheld learning systems, a strong library of content for our platforms and the LeapFrog Learning Path, all of which are described in "Item 1—Business" in this report.

Critical Accounting Policies, Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and reported disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowances for accounts receivable, inventory valuation, the valuation of deferred tax assets and tax liabilities, intangible assets and stock-based compensation. We base our estimates on historical experience and on complex and subjective judgments often resulting from our evaluation of the impact of events and conditions that are inherently uncertain. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements–Summary of Significant Accounting Policies in this report. Certain accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. We believe the following critical accounting policies are the most significant in affecting judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition, Allowances for Doubtful Accounts, Product Returns, Defective Products, Discounts and Promotions

We principally derive revenue from sales of our technology-based learning products and related proprietary content for education of infant through grade school children at home and in schools. We evaluate the recognition of revenue based on the criteria set forth in Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" and Emerging Issues Task Force Issue ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables." We recognize revenue when products are shipped and title passes to the customer provided that:

- *There is evidence of a commercial arrangement:* Evidence of an agreement with the customer that reflects the terms and conditions to deliver products must be present in order to recognize revenue.
- *Delivery has occurred*: Delivery is considered to occur when a product is shipped, the risk of loss and rewards of ownership have been transferred to the customer and no significant post-delivery obligations exist. For online downloads, delivery is considered to occur when the download occurs. For professional training services, delivery is considered to occur when the training has been performed.
- *There is a fixed or determinable fee*: If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable. For gift certificates, we recognize revenues when the certificates are redeemed.
- *Collection is reasonably assured*: Collection is reasonably assured if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not reasonably assured, we recognize revenue upon cash collection.

Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns and other sales allowances for customer promotions. A small portion of our revenue related to subscriptions is recognized as revenue over the period of the subscription.

We reduce accounts receivable by an allowance for amounts we believe may become uncollectible. Determining the amounts that may become uncollectible requires judgment that may have a significant effect on the amounts reported in accounts receivable. This allowance is an estimate based primarily on our management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. If changes in the economic climate or the financial condition of any of our customers result in impairment of their ability to make payments, additional allowances may be required. We disclose accounts receivable net of our allowances for doubtful accounts on the face of the balance sheet.

We provide estimated allowances against revenues and accounts receivable for product returns, defective products, chargebacks, discounts and promotions on product sales, in the same period that we record the related revenue. We estimate our allowances by utilizing historical information for existing products. For new products, we estimate our allowances for product returns on specific terms for product returns and our experience with similar products. We also take into account current inventory levels of our retailers, sell-through of our retailers and distributors, current trends in retail for our products, changes in customer demand for our products and other related factors.

We continually evaluate our historical experience and adjust our allowances as appropriate. These adjustments result in changes in our net sales and accounts receivable. If actual product returns or defective products were significantly greater than our estimated allowances, additional allowances would be required, thereby reducing reported net sales and accounts receivable. If actual product returns or defective products were significantly less than our estimated allowances, an adjustment increasing reported net sales and accounts receivable would be required.

Allowances for product returns, defective products, chargebacks, discounts and promotions on product sales as a reduction of accounts receivable totaled $30.2 million, $41.5 million and $44.4 million at December 31,

2007, 2006 and 2005, respectively. The Company engaged in reduced promotional activities in the fourth quarter of 2007 as compared to prior years.

Inventory Valuation

Inventories are stated at the lower of cost, on a first-in, first-out basis, or market value. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. Accordingly, inventories included write-downs for slow-moving, excess and obsolete inventories of $16.2 million and $34.1 million at December 31, 2007, and 2006, respectively.

Our estimate of the write-down for slow-moving, excess and obsolete inventories is based on our management's review of on-hand inventories compared to their estimated future usage, our product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for our products and anticipated product selling prices were less favorable than those projected by our management, additional inventory write-downs would be required resulting in a negative impact on our gross margin.

We monitor the estimates of inventory write-downs on a quarterly basis. When considered necessary, we make additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of goods sold. The lower write down for excess and obsolescence in 2007 as compared to 2006 reflects the progress we have made in reducing inventories of older products, especially the LeapPad line of products and other legacy products that are being replaced or phased out.

Intangible Assets

Intangible assets principally include the excess purchase price over the cost of net assets acquired, or goodwill. Goodwill arose from our 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies in 1998. Our intangible assets had a net balance of $24.5 million and $25.9 million at December 31, 2007 and 2006, respectively, and are allocated to our U.S. reporting unit, or U.S. Consumer segment, pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Goodwill and other intangibles with indefinite lives are tested for impairment at least annually. A two-step approach is required to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. Application of the goodwill impairment test requires judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology, which requires significant judgment to estimate the future cash flows, determine the appropriate discount rates, growth rates and other assumptions. We tested our goodwill and other intangible assets with indefinite lives for impairment during the fourth quarter and determined that no adjustments were necessary to the stated values. At December 31, 2007 and 2006, we had $19.5 million of goodwill and other intangible assets with indefinite lives.

Intangible assets with other than indefinite lives include patents, trademarks and licenses, one of which is a ten-year technology license agreement entered into in January 2005 to jointly develop and customize our optical scanning technology. At December 31, 2007 and 2006, we had $4.9 million of intangible assets with other than indefinite lives. We recognized an insignificant amount of impairment in the years ended December 31, 2007, 2006 and 2005 for intangible assets with other than indefinite lives.

The determination of estimated useful lives and whether the intangible assets are impaired involves assumptions and significant judgment.

Management makes various assumptions about the future value of intangible assets by evaluating future business forecasts and estimated cash flows. Future net cash flows primarily depend on the sale of our products.

The sales of our products are affected by our ability to accurately predict the level of demand for them. Also, our revenue and earnings are dependent on our ability to meet our product launch schedules. If we have sales shortfalls, we may not realize the future net cash flows essential to recover the carrying value of our intangible assets. Accordingly, future impairment tests may result in a charge to earnings. Therefore, the potential for a write-down of intangible assets in connection with the annual impairment test exists.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation under the measurement and recognition provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, permitted under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Effective January 1, 2006, we adopted the recognition provisions of Statement of Financial Accounting Standard No. 123 (R), "Share-Based Compensation" ("SFAS 123(R)"), using the modified-prospective transition method. Under this transition method, compensation cost in 2006 included the portion vesting in the period for (1) all share-based payments granted prior to, but not vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model. The total grant date fair value is recognized over the vesting period of the options on a straight-line basis. The weighted-average assumptions for the expected life and the expected stock price volatility used in the model require the exercise of judgment. The expected life of the options represent the period of time the options are expected to be outstanding and is currently based on the guidance provided in the SEC Staff Accounting Bulletin No. 107 on Share-Based Payment as we do not have sufficient historical data on exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior. Expected stock price volatility is based on a consideration of our stock's historical and implied volatilities as well as consideration volatilities of other public entities within our industry. The risk–free interest rate used in the model is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the expected life.

Restricted stock awards and restricted stock units are payable in shares of our Class A common stock. The fair value of each restricted stock or unit is equal to the closing market price of our stock on the trading day immediately prior to the date of grant. The grant date fair value is recognized in income over the vesting period of these stock-based awards, which is generally four years. Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms.

We calculate employee stock-based compensation expense based on awards ultimately expected to vest and accordingly, the expense has been reduced for estimated forfeitures. We review forfeitures periodically and we adjust compensation expense, if considered necessary. Stock-based compensation expense may be significantly affected by changes in our stock price, our assumptions used in the Black-Scholes option valuation calculation and our forfeiture rates as well as the extent of future grants of equity awards.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining our income tax assets, liabilities and expense, we make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates may result in increases or decreases in the tax provision or benefit in subsequent periods. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, we take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Our financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. Our tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Form 10-K

Results of Operations

The following table sets forth selected information concerning our results of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	60.8	70.7	57.0
Gross profit	39.2	29.3	43.0
Operating expenses:			
Selling, general and administrative	32.1	26.3	19.4
Research and development	13.4	10.8	8.1
Advertising	14.5	15.0	10.8
Depreciation and amortization	2.1	2.0	1.6
Total operating expenses	62.1	54.1	39.9
Income (loss) from operations	(22.9)	(24.8)	3.1
Net interest income and other income (expense), net	0.8	1.2	0.4
Income (loss) before provision (benefit) for income taxes	(22.1)	(23.6)	3.5
Provision for income taxes	0.8	5.3	1.0
Net income (loss)	(22.9)%	(28.9)%	2.5%

Twelve Months Ended December 31, 2007 Compared To Twelve Months Ended December 31, 2006

Net Sales

Net sales decreased by $60.0 million, or 12%, from $502.3 million in 2006 to $442.3 million in 2007, on a reported basis. On a constant currency basis, which assumes that foreign currency exchange rates were the same in 2007 as 2006, sales declined by 13%.

Net sales for each segment and its percentage of total Company net sales were as follows:

	Year Ended December 31,				Change	
	2007		2006			
Segment	$(1)	% of Total Company Sales	$(1)	% of Total Company Sales	$(1)	%
U.S. Consumer	$312.9	71%	$350.7	70%	$(37.8)	(11)%
International	103.4	23%	114.6	23%	(11.2)	(10)%
School	26.0	6%	37.0	7%	(11.0)	(30)%
Total Company	**$442.3**	**100%**	**$502.3**	100%	**$(60.0)**	(12)%

(1) In millions

Sales of products that comprised 10% or more of LeapFrog's net sales in 2007 or 2006 were as follows:

Consolidated	Net Sales Year Ended December 31, 2007(1)	2006(1)	Change $(1)	%	% of Total Year Ended December 31, 2007	2006
Leapster (2)	$161.0	$177.9	$(16.9)	(9)%	36%	35%
All other products	281.3	324.4	(43.1)	(13)	64	65
Total Net Sales	**$442.3**	**$502.3**	**$(60.0)**	(12)%	**100%**	**100%**

(1) In millions

(2) Includes sales of platform hardware, software and accessories for the Leapster, Leapster TV and Leapster L-MAX product lines

Based on management's current projections of the sales of new products, sales are expected to grow significantly in 2008.

Segment Performance:

U.S. Consumer

Our U.S. Consumer segment's net sales decreased by $37.8 million, or 11%, from $350.7 million in 2006 to $312.9 million in 2007. In our U.S. Consumer segment, net sales of hardware, software and stand-alone products in dollars and as a percentage of the segment's total net sales were as follows:

Product Technology	U.S. Consumer Net Sales Year Ended December 31, 2007(1)	2006(1)	Change $(1)	%	% of Total Year Ended December 31, 2007	2006
Platform Hardware	$111.6	$123.8	$(12.2)	(10)%	36%	35%
Software	94.8	105.1	(10.3)	(10)%	30%	30%
Stand-alone	106.5	121.8	(15.3)	(13)%	34%	35%
Total U.S. Consumer Net Sales	**$312.9**	**$350.7**	**$(37.8)**	(11)%	**100%**	**100%**

(1) In millions

Retiring products drove the entire decline in sales for the year, as the decline in sales of products that we are phasing out more than offset the increase in sales of continuing products. Specifically:

- The largest declines were experienced in the Little Leaps, Little Touch, Leapster TV, Leapster L-MAX, LeapPad and My First LeapPad product lines.
- Excluding the impact of products being phased out, sales would have increased 6% for the year. Sales of our classic Leapster hardware and software were particularly strong.
- We also experienced relatively robust sales growth on LeapFrog.com, which increased 74% in 2007 versus the prior year. We will seek to continue to improve our online sales principally by improving our sales efforts and methodologies at the web stores of our major retail customers, our e-tailers, and also at our own online web store.

Our Leapster family was our only product that accounted for 10% or more of our net sales in the U.S. Consumer segment.

	Net Sales				% of Total	
	Year Ended December 31,		Change		Year Ended December 31,	
U.S. Consumer segment:	**2007(1)**	**2006(1)**	**$(1)**	**%**	**2007**	**2006**
Leapster (2)	$133.2	$148.8	$(15.6)	(10)%	43%	42%
All other products	179.7	201.9	(22.2)	(11)	57	58
Total U.S. Consumer segment	**$312.9**	**$350.7**	**$(37.8)**	(11)%	**100%**	**100%**

(1) In millions

(2) Includes sales of platform hardware, software and accessories for the Leapster, Leapster TV and Leapster L-MAX product lines

International

Our International segment's net sales declined by $11.2 million, or 10%, from $114.6 million in 2006 to $103.4 million in 2007. On a constant currency basis, net sales declined 15% from 2006 to 2007. As with the U.S. Consumer segment, the LeapPad family drove the sales decline, as the decline in sales of products that we are phasing out more than offset the increase in sales of continuing products.

Factors driving this decline were:

- A significant sales reduction in our markets managed by distributors, driven primarily by high retailer and distributor inventory levels at the end of 2006, which reduced the demand for products in 2007.
- The 2007 sales decline in the United Kingdom was driven primarily by a significant decline in sales of our LeapPad products.
- Sales fell in our Canadian market due to lower sales of FLY Fusion products in 2007 compared to sales of earlier generation FLY products in 2006 and, to a lesser extent, LeapPad products.

These factors were partially offset by:

- Higher sales in France in 2007 compared to 2006, due primarily to strong sales of Leapster products.
- Higher sales in Mexico in 2007 compared to 2006, due primarily to the launch of ClickStart products and the full year impact of sales of Leapster products, which entered the Mexico market in 2006.

Our LeapPad and Leapster products were our only products that accounted for 10% or more of our net sales in the International segment.

	Net Sales				% of Total	
	Year Ended December 31,		Change		Year Ended December 31,	
International segment:	**2007(1)**	**2006(1)**	**$(1)**	**%**	**2007**	**2006**
LeapPad (3)	$ 9.7	$ 21.0	$(11.3)	(54)%	9%	18%
Leapster (2)	26.4	28.6	(2.2)	(8)	26	25
All other products	67.3	65.0	2.3	3	65	57
Total International segment	**$103.4**	**$114.6**	**$(11.2)**	(10)%	**100%**	**100%**

(1) In millions

(2) Includes sales of platform hardware, software and accessories for the Leapster, Leapster TV and Leapster L-MAX product lines

(3) Includes sales of classic LeapPad hardware and software

School

Our School segment's net sales declined by $11.0 million, or 30%, from $37.0 million in 2006 to $26.0 million in 2007. In December 2006, we announced that we had decided to implement changes in our School segment designed to return it to positive operating income by focusing our sales efforts on profitable regions.

Four products each accounted for 10% or more of our net sales in the School segment in 2007 or 2006.

	Net Sales				% of Total	
	Year Ended December 31,		Change		Year Ended December 31,	
School segment:	2007(1)	2006(1)	$(1)	%	2007	2006
LeapPad (2)	$ 3.5	$ 3.1	$ 0.4	13%	13%	8%
LeapTrack	4.6	7.7	(3.1)	(40)	18	21
Literacy Center	2.2	5.5	(3.3)	(60)	8	15
Interactive Library	3.8	7.7	(3.9)	(51)	15	21
All other products	11.9	13.0	(1.1)	(8)	46	35
Total School segment	**$26.0**	**$37.0**	**$(11.0)**	(30)%	**100%**	**100%**

(1) In millions
(2) Includes sales of classic LeapPad hardware and software

Gross Profit and Gross Margin

The gross profit for each segment and the related gross profit percentage of segment net sales, or gross margin, were as follows:

Segment Performance:

	Year Ended December 31,				Change	
	2007		2006			
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U.S. Consumer	$120.1	38.4%	$ 96.7	27.6%	$23.4	24%
International	38.1	36.8%	30.1	26.2%	8.0	27%
School	15.1	58.1%	20.2	54.9%	(5.1)	(25)%
Total Company	**$173.3**	39.2%	**$147.0**	29.3%	**$26.3**	18%

(1) In millions

During 2007, gross margin benefited from the recovery of inventory written down in the prior year. In 2007, we recorded net sales of $12.0 million on $8.0 million of inventory written off in 2006. In 2007, we also established new write-downs of $12.8 million, of which approximately $7.0 million related to inventory on hand at December 31, 2006.

U. S. Consumer

The gross margin for 2007 improved by 10.8 percentage points compared to the same period in 2006. The improvement in our U. S. Consumer segment was primarily due to the following factors:

- Lower allowances for excess and obsolete inventory and charges for purchase order cancellations (excluding FLY Fusion write-downs, discussed below), which impacted gross margin by approximately 7.5 percentage points.

- Favorable product mix, reflecting higher sales of our Leapster software products and increased tie ratios for the Leapster family, which further drove higher gross margin. These factors combined impacted gross margin by approximately 4.7 percentage points.
- Sales of previously written-down inventory added 2.1 percentage points to the margin improvement
- These improvements were partially offset by a non-cash write-off totaling approximately $8.0 million, or 2.6 percentage points of gross margin, related to required asset write-offs bringing unamortized FLY Fusion Pentop Computer assets to levels consistent with sales trends.

International

The gross margin for 2007 improved by 10.6 percentage points compared to the same period in 2006. The improvement in our International segment was primarily due to the following factors:

- Lower charges for excess and obsolete inventory improved gross margin by approximately 7.3 percentage points over 2006.
- Lower promotions and discounts to assist retailers to reduce their inventory, which impacted gross margin by approximately 6.0 percentage points.

School

The gross margin for 2007 improved by 3.2 percentage points in our School segment compared to 2006. The improvement was primarily due to lower charges for allowance for excess and obsolete inventory.

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of salaries and related employee benefits, legal fees, marketing expenses, systems costs, rent, office equipment, supplies and professional fees. We record all of our indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and School segments.

The selling, general and administrative expense in dollars for each segment and the related percentage of the segment's net sales were as follows:

	Year Ended December 31,					
	2007		2006		Change	
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U.S. Consumer	$109.7	35.1%	$ 91.9	26.2%	$ 17.8	19%
International	22.0	21.3%	18.8	16.4%	3.2	17%
School	9.9	38.1%	21.2	57.4%	(11.3)	(53)%
Total Company	**$141.6**	32.0%	**$131.9**	26.3%	**$ 9.7**	7%

(1) In millions

The overall $9.7 million increase in selling, general and administrative expense during 2007 was primarily due to the following factors:

- Legal costs related to patent defense and settlement expenses associated with the Tinkers & Chance lawsuit of approximately $11.4 million, including $7.5 million in settlement costs.
- Higher expense related to stock-based compensation costs of approximately $3.4 million.

- Bonus expense, which increased by approximately $3.2 million, associated with the 2007 bonus plan that rewarded building the product pipeline for 2008.
- Higher salary and temporary employee expense, which increased by $3.0 million due to our marketing rebranding initiative and web development.
- These factors were partially offset by an expense decrease of approximately $11.2 million in our School segment, which is a result of a work force reduction in that segment in December 2006.

Selling, general and administrative expenses are expected to decline in 2008 primarily as a result of our reductions in force announced in January 2008, as well as expected lower legal costs.

Research and Development Expense

Research and development expense consists primarily of costs associated with content development, product development and product engineering. We record all of our indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and School segments.

The research and development expense in dollars for each segment and the related percentage of the segment's net sales were as follows:

	Year Ended December 31,				Change	
	2007		2006			
Segment	**$(1)**	**% of Segment's Sales**	**$(1)**	**% of Segment's Sales**	**$(1)**	**%**
U.S. Consumer	$55.5	17.7%	$48.7	13.9%	$ 6.8	14%
International	2.6	2.5%	2.5	2.2%	0.1	4%
School	1.3	5.0%	3.3	8.8%	(2.0)	(61)%
Total Company	**$59.4**	13.4%	**$54.5**	10.9%	**$ 4.9**	9%

(1) In millions

We classify research and development expense into two categories, product development and content development. Product development expense reflects the costs related to the conceptual design, engineering and testing stages of our platforms and stand-alone products. Content development expense reflects the costs related to the concept design, production and testing stages of our software and books. For more information regarding content development expense, see Note 2 to the Consolidated Financial Statements–Summary of Significant Accounting Policies–Content Capitalization and Amortization in this report.

These expenses were as follows:

	Year Ended December 31,				Change	
	2007		2006			
	$(1)	**% of Total Company Sales**	**$(1)**	**% of Total Company Sales**	**$(1)**	**%**
Product development	$26.8	6.0%	$24.4	4.9%	$2.4	10%
Content development	32.6	7.4%	30.1	6.0%	2.5	8%
Research and Development	**$59.4**	13.4%	**$54.5**	10.9%	**$4.9**	9%

(1) In millions

Research and development expense increased by $4.9 million for 2007 compared to 2006, due to costs associated with extensive new product introductions in 2008 and 2009.

Research and development expenses are expected to decline in 2008.

Advertising Expense

The advertising expense in dollars for each segment and the related percentage of the segment's net sales was as follows:

	Year Ended December 31,				Change	
	2007		2006			
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U.S. Consumer	$49.0	15.7%	$57.1	16.3%	$ (8.1)	(14)%
International	14.4	13.9%	17.6	15.4%	(3.2)	(18)%
School	0.6	2.3%	0.7	1.9%	(0.1)	(14)%
Total Company	**$64.0**	14.5%	**$75.4**	15.0%	**$(11.4)**	(15)%

(1) In millions

Our advertising expense for 2007 was $64.0 million compared to $75.4 million in 2006. The decline in advertising expense in 2007 was primarily due to lower sales and promotion allowances. In 2006, we used marketing dollars to drive reductions in inventory levels for both ourselves and our retailers.

Advertising expense is expected to increase in 2008 to promote our new products.

Depreciation and Amortization Expenses (excluding depreciation of tooling and amortization of content development costs, which are included in cost of sales)

Depreciation and amortization expenses decreased by $0.3 million, or 4%, from $9.8 million in 2006, to $9.5 million in 2007. As a percentage of net sales, depreciation and amortization expense increased from 2.0% in 2006 to 2.1% in 2007.

Income (Loss) From Operations

Income (loss) from operations in dollars for each segment and the related percentage of the segment's net sales were as follows:

	Year Ended December 31,				Change	
	2007		2006			
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U.S. Consumer	$(103.1)	(32.9)%	$(110.4)	(31.5)%	$ 7.3	7%
International	(1.4)	(1.4)%	(9.3)	(8.1)%	7.9	85%
School	3.3	12.7%	(5.0)	(13.5)%	8.3	166%
Total Company	**$(101.2)**	(22.9)%	**$(124.7)**	(24.8)%	**$23.5**	19%

(1) In millions

We record indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and School segments. Additional financial information regarding our segments is included in Note 20 to the Consolidated Financial Statements—Segment Reporting in this report.

Other

Net Interest Income and Other Income (Expense), Net

Net Interest Income and Other Income (Expense), Net, includes the three lines of the Consolidated Statements of Operations labeled: 1) Interest expense, 2) Interest income, and 3) Other income (expense), net. Net interest income (interest expense plus interest income) declined by $2.6 million from $7.2 million in 2006 to $4.6 million in 2007. This decline was primarily due to the recognition of $2.5 million of impairment in our short-term investment holdings. As of December 31, 2007, we had available-for-sale investments in auction rate securities ("ARS") with a carrying value of $10.9 million. Due to the uncertainty and the lack of liquidity in the credit markets, the auctions of our ARS holdings have failed and the fair value of these investments has fallen. As a result, we recorded a $2.5 million other-than-temporary impairment charge on $6.0 million of original cost ARS against earnings and a $0.6 million temporary impairment charge on $8.0 million of original cost ARS against other comprehensive income to reduce the carrying value of the ARS to their estimated fair value.

The recent uncertainties in the credit markets have prevented us and other investors from liquidating the holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. Accordingly, we still hold these auction rate securities and are receiving interest at a higher rate than similar securities for which auctions have cleared. These investments are insured against loss of principal and interest and have credit ratings of AAA to AA-. We are uncertain as to when the liquidity issues relating to these investments will improve.

The carrying value of our investments in ARS as of December 31, 2007 represents our best estimate of the fair value of these investments based on currently available information. We evaluated the estimated fair value at January 31, 2008 and concluded that the estimated fair value at that date was indicative of circumstances that existed at the balance sheet date. As a result, the estimated fair value calculated at January 31, 2008 was determined to be the carrying value as of December 31, 2007.

The estimation process included consideration of such factors as issuer and insurer credit rating, comparable market data, if available, credit enhancement structures, projected yields, discount rates and terminal periods. Due to the uncertainty in the credit markets, it is reasonably possible the fair value of these investments may change in the near term. If the credit markets recover and successful auctions resume, we may be able to recover an amount greater than the carrying value of the ARS as of December 31, 2007, which would result in a gain. However, if the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may be required to further adjust the carrying value of its investment in ARS through additional impairment charges. We cannot estimate these future losses or gains at this time.

Other Income (Expense), Net, includes losses on fixed asset sales and various intercompany charges.

Tax Rate

Our effective tax rate for 2007 was (3.8)%, compared to (22.5)% in 2006. The negative tax rate for both years was due to a non-cash valuation allowance recorded against our domestic deferred tax assets. Tax expense for 2006 included a valuation allowance of $24.9 million that related to pre-2006 deferred tax assets, which resulted in higher tax expense in 2006 and 2007. The remaining tax expense related primarily to taxes in non-US jurisdictions. See "Critical Accounting Policies, Judgments and Estimates" for further details regarding the increase in the valuation allowance.

Net Income (Loss)

Our net loss for 2007 was $101.3 million compared to a net loss of $145.1 million in 2006 as a result of the factors described above.

Twelve Months Ended December 31, 2006 Compared To Twelve Months Ended December 31, 2005

Net Sales

Net sales decreased by $147.5 million, or 23%, from $649.8 million in 2005 to $502.3 million in 2006, on a reported and on a constant currency basis, which assumes that foreign currency exchange rates were the same in 2006 as 2005.

Net sales for each segment and its percentage of total company net sales were as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Total Company's Sales	$(1)	% of Total Company's Sales	$(1)	%
U.S. Consumer	$350.7	70%	$478.3	74%	$(127.6)	(27)%
International	114.6	23%	131.2	20%	(16.6)	(13)%
School	37.0	7%	40.3	6%	(3.3)	(8)%
Total Company	**$502.3**	100%	**$649.8**	100%	**$(147.5)**	(23)%

(1) In millions

Segment Performance:

U. S. Consumer

Our U.S. Consumer segment's net sales decreased by $127.6 million, or 27%, from $478.3 million in 2005 to $350.7 million in 2006. In our U.S. Consumer segment, net sales of platform, software and stand-alone products in dollars and as a percentage of the segment's total net sales were as follows:

	U. S. Consumer Net Sales Year Ended December 31,		Change		Year Ended December 31,	
	2006(1)	2005(1)	$(1)	%	2006	2005
Platform hardware	$123.8	$196.2	$ (72.4)	(37)%	35%	41%
Software	105.1	145.7	(40.6)	(28)%	30%	30%
Stand-alone	121.8	136.4	(14.6)	(11)%	35%	29%
Total U.S. Consumer Net Sales	**$350.7**	**$478.3**	**$(127.6)**	(27)%	**100%**	**100%**

(1) In millions

The net sales decrease in this segment was primarily the result of the following factors:

- 63% decline in sales volume of our LeapPad line of products, which is technologically past its prime.
- Discounts and allowances mainly due to our promotional efforts to reduce retailers' slow-moving inventories, increased by $5.0 million in 2006. Specifically, we reported 68% lower sales for our FLY Pentop Computer business compared to 2005, reflecting promotional and other activities to reduce existing FLY Pentop inventories in its last selling season. We replaced the FLY Pentop Computer with the FLY Fusion Pentop Computer in 2007.

These factors were partially offset by direct sales at our online store of approximately $8.0 million compared to $3.1 million in 2005.

International

Our International segment's net sales decreased by $16.6 million, or 13 %, from $131.2 million in 2005 to $114.6 million in 2006. On a constant currency basis, net sales decreased 14% from 2005 to 2006.

The net sales decrease in our International segment was primarily due to a significant reduction in our United Kingdom market, which represents approximately 28% of our International net sales. Factors driving this decline were:

- Sales decline from $57.1 million in 2005 to $38.1 million in 2006 in the United Kingdom, which were driven primarily by the significant decline in sales of our LeapPad line of products. Approximately $5.0 million of the sales decline was due to discounts and other allowances to provide consumers with the incentive to purchase these products and reduce retailers' inventories.
- In other countries, we also incurred an additional $5.0 million sales allowance to reduce our inventories and those of our retailer customers.

These factors were partially offset by higher sales in Canada, Spain, Mexico and smaller markets in Asia and Europe in 2006 compared to 2005. Unlike the mature U.K. market, which saw declining LeapPad sales, many of these markets are relatively new and have strong LeapPad sales. Some of these countries' sales were also aided by the introduction of Spanish and French versions of our Leapster platform in 2006.

School

Our School segment's net sales decreased by $3.3 million, or 8%, from $40.3 million in 2005 to $37.0 million in 2006. In December 2006, we announced that we had decided to implement changes in our School segment to return it to positive earnings contribution, and more closely align it with our consumer strategy.

Gross Profit and Gross Margin

The gross profit for each segment and the related gross profit percentage of segment net sales, or gross margin, were as follows:

Segment Performance:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U. S. Consumer	$ 96.7	27.6%	$193.8	40.5%	$ (97.1)	(50)%
International	30.1	26.2%	59.5	45.4%	(29.4)	(49)%
School	20.2	54.9%	26.3	65.3%	(6.1)	(23)%
Total Company	**$147.0**	**29.3%**	**$279.6**	43.0%	**$(132.6)**	(47)%

(1) In millions

U. S. Consumer

Our gross margin for 2006 decreased by 12.9 percentage points compared to 2005. The decline was primarily due to the following factors:

- Higher allowances for excess and obsolete inventory, which increased by $10.5 million to 20.8 million in 2006. The higher charges resulted from product sales declines combined with our new product development strategies formalized in the third quarter of 2006. This increase unfavorably impacted gross margin by approximately 3.0 percentage points.
- Closeout and promotional arrangements caused by weaker demand for our LeapPad line of products and our planned replacement of FLY Pentop Computer in 2007 with the FLY Fusion Pentop Computer. This increase negatively impacted gross margin by approximately 5.7 percentage points.
- Cancellation charges on purchase orders for inventory that we cancelled, which increased by $5.9 million from $0.8 million in 2005. This increase impacted gross margin by approximately 1.7 percentage points.

Form 10-K

International

Our gross margin for 2006 decreased by 19.2 percentage points compared to the same period in 2005. The decline was primarily due to the following factors:

- Increased charges for inventory allowances by $6.5 million in 2006 compared to 2005. The increased charges resulted from our product sales decline and our updated strategic direction. This increase unfavorably impacted gross margin by approximately 5.7 percentage points.
- Promotions and discounts to assist retailers reduce their inventory, which impacted gross margin by approximately 5.5 percentage points.
- Operational costs associated with our new Canadian warehouse, which reduced gross margin by approximately 1.8 percentage points.

School

Our gross margin for 2006 decreased by 10.4 percentage points compared to 2005. The decrease was primarily due to higher charges for allowance for excess and obsolete inventory, which increased by approximately $3.5 million in 2006 compared to 2005. This increase unfavorably impacted gross margin by 9.5 percentage points.

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of salaries and related employee benefits, legal fees, marketing expenses, systems costs, rent, office equipment, supplies and professional fees. We record all of our indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and School segments.

The selling, general and administrative expense in dollars for each segment and the related percentage of the segment's net sales were as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U. S. Consumer	$ 91.9	26.2%	$ 90.0	18.8%	$ 1.9	2%
International	18.8	16.4%	14.7	11.2%	4.1	28%
School	21.2	57.4%	21.5	53.4%	(0.3)	(1)%
Total Company	**$131.9**	**26.3%**	**$126.2**	19.4%	**$ 5.7**	5%

(1) In millions

The overall $5.7 million increase in selling, general and administrative expense during 2006 was primarily due to the following factors:

- Higher compensation expense related to stock-based compensation costs. The increase over 2005 was approximately $4.6 million and is due to the adoption of SFAS 123(R), effective January 1, 2006, requiring expense recognition of stock options granted to employees as well as higher compensation expense for performance shares, restricted stock units and restricted stock awards.
- Higher salary expense, which increased by $3.7 million, related to severance costs primarily associated with the resignation of former corporate officers and reduction in our School segment's workforce.
- Bonus expense, which increased by approximately $1.7 million, associated with the 2006 bonus plan that rewards individual employee performance as well as our company performance. In 2005, the bonus plan paid out was based solely on our company business performance goals, whereas in 2006 employees were able to achieve a portion of the bonus opportunity based on achievement of individual goals that support our company strategic objectives.

These factors were partially offset by a decrease of approximately $7.4 million for legal expense in 2006 compared to 2005 due to:

- Lower legal costs resulting from the settlement of outstanding litigation.
- Less patent enforcement fees in 2006 compared to 2005.

Research and Development Expense

Research and development expense consists primarily of costs associated with content development, product development and product engineering. We record all of our indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and School segments.

The research and development expense in dollars for each segment and the related percentage of the segment's net sales were as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U. S. Consumer	$48.7	13.9%	$46.2	9.7%	$ 2.5	5%
International	2.5	2.2%	2.7	2.0%	(0.2)	(7)%
School	3.3	8.8%	3.4	8.5%	(0.1)	(3)%
Total Company	**$54.5**	10.9%	**$52.3**	8.0%	**$ 2.2**	4%

(1) In millions

We classify research and development expense into two categories, product development and content development. Product development expense reflects the costs related to the conceptual design, engineering and testing stages of our platforms and stand-alone products: Content development expense reflects the costs related to the conceptual, design and testing stages of our software and books. These expenses were as follows:

	Year Ended December 31,				Change	
	2006		2005			
	$(1)	% of Total Company Sales	$(1)	% of Total Company Sales	$(1)	%
Product development	$24.4	4.9%	$26.1	4.0%	$(1.7)	(7)%
Content development	30.1	6.0%	26.2	4.0%	3.9	15%
Research and Development	$54.5	10.9%	$52.3	8.0%	$ 2.2	4%

(1) In millions

Research and development expense increased by $2.1 million for 2006 compared to 2005. In 2006, we decided to consolidate our office locations, moving our research and development offices from Los Gatos, California to our corporate headquarters in Emeryville, California, to better align our research and development, product and marketing activities. In addition, to the costs associated with this relocation, research and development expense also reflected compensation costs, which increased by approximately $1.4 million, primarily related to stock-based compensation expense under SFAS 123(R). These factors were partially offset by capitalization of allowable content development costs.

Advertising Expense

The advertising expense in dollars for each segment and the related percentage of the segment's net sales was as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U. S. Consumer	$57.1	16.3%	$52.5	11.0%	$4.6	9%
International	17.6	15.4%	17.0	13.0%	0.6	4%
School	0.7	1.9%	0.5	1.1%	0.2	40%
Total Company	$75.4	15.0%	$70.0	10.8%	$5.4	8%

(1) In millions

Our advertising expense for 2006 was $75.4 million compared to $70.0 million in 2005. We increased our advertising expenditure to support our efforts to reduce retailer and LeapFrog inventory levels.

Depreciation and Amortization Expenses (excluding depreciation of tooling and amortization of content development costs, which are included in cost of sales)

Depreciation and amortization expenses decreased year-over-year by $0.3 million, or 3.0%, from $10.1 million in 2005, to $9.8 million in 2006. As a percentage of net sales, depreciation and amortization expense increased from 1.6% in 2005 to 2.0% in 2006. The decrease in depreciation and amortization expense was primarily due to lower amortization expense for intangible assets some of which were fully amortized during the year.

Income (Loss) From Operations

Income (loss) from operations in dollars and the related percentage of segment net sales were as follows:

	Year Ended December 31,				Change	
	2006		2005			
Segment	$(1)	% of Segment's Sales	$(1)	% of Segment's Sales	$(1)	%
U. S. Consumer	$(110.4)	(31.5)%	$ (4.9)	(1.0)%	$(105.5)	(2153)%
International	(9.3)	(8.1)%	24.9	19.0%	(34.2)	(137)%
School	(5.0)	(13.5)%	0.9	2.3%	(5.9)	(654)%
Total Company	**$(124.7)**	**(24.8)%**	**$20.9**	3.2%	**$(145.6)**	(697)%

(1) In millions

We record indirect expenses in our U.S. Consumer segment and do not allocate these expenses to our International and School segments.

Other

Net Interest Income and Other Income (Expense), Net

Net interest income increased by $3.8 million from $3.4 million in 2005, to $7.2 million in 2006. This increase was due to higher market interest rates and from increasing the percentage of investments in higher-rate taxable interest securities in 2006, compared to tax-exempt securities in 2005.

Tax Rate

Our effective tax rate for 2006 was (22.5)% as compared to 26.5% in 2005. The negative tax rate for 2006 is currently affected by a $60.4 million non-cash valuation allowance recorded against our domestic deferred tax assets, of which $24.9 million relates to pre-2006 deferred tax assets and earnings being lower or losses being higher than anticipated in countries, where we have tax rates that are lower than the U.S. statutory rate. See "Critical Accounting Policies, Judgments and Estimates" for further details on the increase in the valuation allowance.

Net Income (Loss)

Our net loss for 2006 was $145.1 million as compared to a net income of $17.5 million in 2005 as a result of the factors described above.

Related Party Transactions

Since 2004, LeapFrog has been a majority-owned subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison. In 2007 and 2006, we purchased software products and support services from Oracle Corporation in an arms length agreement totaling $0.5 million and $0.4 million, respectively. Lawrence J. Ellison, the Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore, to have beneficial ownership of approximately 16.6 million shares of our Class B common stock, which represents approximately 53.0% of the combined voting power of our Class A common stock and Class B common stock as of December 31, 2007 and 2006.

In 2007 and 2006, we paid Pillar Data Systems, Inc. $0.3 million in each of those two years in arms length transactions for equipment fees. Lawrence J. Ellison is the majority stockholder of Pillar Data Systems, Inc.

We are currently involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between LeapFrog and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. We are claiming a $0.6 million refund of amounts we previously paid under the agreement, while Mounte LLC is claiming we owe it an additional payment of approximately $1.2 million. Mounte LLC is indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who beneficially own a majority of our voting shares. The parties are awaiting the results of a California state tax audit of Mounte LLC before proceeding with discussions.

Seasonality and Quarterly Results of Operations

Our business is highly seasonal, with our retail customers making a large percentage of all purchases in preparation for the traditional holiday season. Our business, being subject to these significant seasonal fluctuations, generally realizes the majority of our net sales and all of our net income, if any, during the third and fourth calendar quarters. These seasonal purchasing patterns and production lead times cause risk to our business associated with the under-production of popular items and over-production of items that do not match consumer demand. In addition, we have seen our customers managing their inventories more stringently, requiring us to ship products closer to the time they expect to sell to consumers, increasing our risk to meet the demand for specific products at peak demand times, or adversely impacting our own inventory levels as a result of the need to pre-build products to meet the demand.

For more information, see "Item 1A.—Risk Factors—Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season" and "—If we do not maintain sufficient inventory levels or if we are unable to deliver our product to our customers in sufficient quantities, or on a timely basis, or if our retailer's inventory levels are too high, our operating results will be adversely affected." in this report.

The following table sets forth unaudited quarterly statements of operations information for 2007 and 2006. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown. Given the low sales volumes in the first half of the calendar year, and the relatively fixed nature of our operating expenses, our financial results have been stronger in our third and fourth quarters relative to our first and second quarters. We expect that we will continue to incur losses during the first and second quarters of each year for the foreseeable future. Because of the seasonality of our business and other factors, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year.

2007	For the Quarter Ended March 31	June 30	September 30	December 31	Year Ended December 31
	(In Thousands, Except Per Share Amounts)				
Net sales	$ 60,924	$ 55,995	$144,045	$181,307	$ 442,271
Cost of sales	36,221	35,711	83,272	113,761	268,965
Gross profit	24,703	20,284	60,773	67,546	173,306
Operating expenses:					
Selling, general and administrative	32,428	29,909	41,896	37,395	141,628
Research and development	14,468	14,032	14,242	16,629	59,371
Advertising	5,583	4,223	12,804	41,403	64,013
Depreciation and amortization	2,419	2,510	2,386	2,149	9,464
Total operating expenses	54,898	50,674	71,328	97,576	274,476
Income (loss) from operations	(30,195)	(30,390)	(10,555)	(30,030)	(101,170)
Other items	2,006	2,776	887	(2,091)	3,578
Income (loss) before provision (benefit) for income taxes	(28,189)	(27,614)	(9,668)	(32,121)	(97,592)
Provision (benefit) for income taxes	2,239	414	637	433	3,723
Net income (loss)	$(30,428)	$(28,028)	$(10,305)	$(32,554)	$(101,315)
Net income (loss) per common share:					
Basic	$ (0.48)	$ (0.44)	$ (0.16)	$ (0.51)	$ (1.60)
Diluted	$ (0.48)	$ (0.44)	$ (0.16)	$ (0.51)	$ (1.60)
Market price range common stock					
High	$ 11.56	$ 11.48	$ 10.82	$ 9.33	$ 11.56
Low	$ 9.15	$ 9.90	$ 6.80	$ 5.80	$ 5.80

2006	March 31	June 30	September 30	December 31	Year Ended December 31
Net sales	$ 66,548	$ 68,118	$184,718	$182,871	$ 502,255
Cost of sales	41,759	51,000	135,529	126,933	355,221
Gross profit	24,789	17,118	49,189	55,938	147,034
Operating expenses:					
Selling, general and administrative	32,851	27,989	30,150	40,938	131,928
Research and development	12,440	12,871	14,513	14,651	54,475
Advertising	6,158	8,445	16,994	43,844	75,441
Depreciation and amortization	2,529	2,418	2,195	2,711	9,853
Total operating expenses	53,978	51,723	63,852	102,144	271,697
Income (loss) from operations	(29,189)	(34,605)	(14,663)	(46,206)	(124,663)
Other items	1,740	924	2,394	1,124	6,182
Income (loss) before provision (benefit) for income taxes	(27,449)	(33,681)	(12,269)	(45,082)	(118,481)
Provision (benefit) for income taxes	(3,853)	(7,935)	37,472	927	26,611
Net income (loss)	$(23,596)	$(25,746)	$(49,741)	$(46,009)	$(145,092)
Net income (loss) per common share:					
Basic	$ (0.38)	$ (0.41)	$ (0.79)	$ (0.73)	$ (2.31)
Diluted	$ (0.38)	$ (0.41)	$ (0.79)	$ (0.73)	$ (2.31)
Market price range common stock					
High	$ 12.72	$ 10.81	$ 10.75	$ 9.91	$ 12.72
Low	$ 10.48	$ 9.35	$ 6.71	$ 7.58	$ 6.71

During the first quarter, our net loss increased from $23.6 million in 2006 to $30.4 million in 2007. The higher net loss was primarily attributable to:

- 8% lower net sales,
- Partially offset by gross margin improvement of 3.2 percentage points driven by lower sales discounts and allowances and lower freight expense.

During the second quarter, our net loss increased from $25.7 million in 2006 to $28.0 million in 2007. The higher net loss was primarily attributable to:

- 18% lower net sales,
- Partially offset by gross margin improvement of 11.1 percentage points driven by lower promotional allowances, and lower reserve requirements for inventory and defective products, and lower operating expenses.

During the third quarter, our net loss decreased from $49.7 million in 2006 to $10.3 million in 2007. The lower net loss was primarily attributable to:

- Gross margin improvement of 15.6 percentage points driven by lower charges for excess and obsolete inventory, and lower purchase order cancellations, and
- Lower tax expense due to the recording of a valuation allowance of $43.2 million for the first time in the third quarter of 2006,
- Partially offset by 22% lower net sales.

During the fourth quarter, our net loss decreased from $46.0 million in 2006 to $32.6 million in 2007. The lower net loss was primarily attributable to:

- Gross margin improvement of 6.7 percentage points driven by improved product mix, and lower charges for excess and obsolete inventory, partially offset by FLY Fusion related asset write-downs, and
- Lower operating expense,
- Partially offset by the $2.5 million impairment of short-term investments and 1% lower net sales.

Liquidity and Capital Resources

In 2007, highlights of our cash flow included:

- Operating losses of $101.3 million in 2007 were partially offset by inventory reductions of $20.6 million.
- Gross fixed assets increased $8.7 million from the $108.0 million at the end of 2006 to the $116.7 million at the end of 2007. Effectively all of the $8.9 million change was due to the capitalization of costs for content for our existing and new products.

Cash, cash equivalents, and short-term investments

LeapFrog's primary source of cash during 2007 was cash received from the collection of accounts receivable balances generated from sales in the second half of 2007 and the sale of marketable securities, partially offset by operating losses.

Cash and related balances were:

	December 31,		
	2007 (1)	2006 (1)	Change (1)
Cash and cash equivalents	$ 93.5	$ 67.3	$ 26.2
Short-term investments	10.9	80.8	(69.9)
Total	$104.4	$148.1	$(43.7)
% of total assets	27%	33%	

(1) In millions

We expect cash and short-term investments to be approximately $100 million at the end of 2008.

Financial condition

We believe our current cash and short-term investments, anticipated cash flow from operations and future seasonal borrowings, if any, will be sufficient to meet our working capital and capital requirements through at least the end of 2008, and potentially for several years to come.

We estimate that our capital expenditures for 2008 will be similar to prior years. In 2007 and 2006, capital expenditures were $26.6 million and $20.1 million, respectively. We estimate that future capital expenditures will be primarily for new products and purchases related to the upgrading of our information technology capabilities.

Cash and cash equivalents increased to $93.5 million in 2007 from $67.3 million in 2006 primarily due to a transition from short-term investments to cash and cash equivalents, partially offset by operating losses. The change in cash and cash equivalents was as follows:

	December 31, 2007		
	2007(1)	2006(1)	Change (1)
Net cash provided (used in) by operating activities	$(15.4)	$ 90.4	$(105.8)
Net cash provided by (used in) investing activities	41.0	(77.5)	118.5
Net cash provided by financing activities	1.9	4.2	(2.3)
Effect of exchange rate changes on cash	(1.4)	1.8	(3.2)
Increase in cash and cash equivalents	**$ 26.1**	**$ 18.9**	**$ 7.2**

(1) In millions

Our cash flow is very seasonal and the vast majority of our sales historically occur in the last two quarters of the year as retailers expand inventories for the holiday selling season. Our accounts receivable balances are generally the highest in the last two months of the fourth quarter, and payments are not due until the first quarter of the following year. Cash used in operations is typically the highest in the third quarter as we increase inventory to meet the holiday season demand. The following table shows certain quarterly cash flows from operating activities data that illustrate the seasonality of our business:

	Cash Flow From Operating Activities		
	2007(1)	2006(1)	2005(1)
1st Quarter	$ 49.6	$133.1	$ 90.6
2nd Quarter	(37.6)	(21.2)	(25.3)
3rd Quarter	(52.4)	(40.1)	(44.6)
4th Quarter	25.0	18.6	(45.4)
Total	**$(15.4)**	**$ 90.4**	**$(24.7)**

(1) In millions

In November 2005, we entered into a $75.0 million asset-based revolving credit facility with Bank of America. Borrowing availability under this agreement was $75.0 million as of December 31, 2007. The borrowing availability can vary according to the levels of our accounts receivable and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. There were no borrowings outstanding under this agreement at December 31, 2007. The termination date of the agreement is November 8, 2010.

The revolving credit facility contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; change in control provisions and the invalidity of the guaranty or security agreements. The cross-default provision applies if a default occurs on other indebtedness in excess of $5.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. If an event of default occurs, the lenders may terminate their commitments, declare immediately all borrowings under the credit facility as due and foreclose on the collateral. We are currently in compliance with all covenants of the credit facility.

Form 10-K

Operating activities

Net cash consumed by operating activities was $15.4 million in 2007. In 2006, net cash provided by operating activities was $90.4 million and $24.7 million was used by operating activities in 2005. The $105.8 million change in net cash used by operating activities from 2006 to 2007 was primarily due to accrued liabilities (including $7.5 million for the settlement of litigation), offset by reduced net losses, and reduced inventory levels.

Working capital—major components

Accounts receivable

Gross accounts receivable were $136.7 million at December 31, 2007, and $142.6 million at December 31, 2006. Allowances for doubtful accounts were $0.1 million at December 31, 2007, and $0.8 million at December 31, 2006. Our days sales outstanding at December 31, 2007 was 67 compared to 71 at December 31, 2006.

Allowances for doubtful accounts, as a percentage of gross accounts receivable, were 0.1% at December 31 2007 compared to 0.6% at December 31, 2006.

Inventories

Inventories, net of allowances, were $52.4 million at December 31, 2007 and $73.0 million at December 31, 2006. Inventory improved by $20.6 million, or 28% from December 31, 2006 to December 31, 2007. The decline in our inventory compared to 2006 was primarily the result of our implementation of strategies to better forecast and control our inventories, reductions in our raw material requirements through design manufacturability, and elimination of the larger portion of inventory relating to discontinued, or soon to be discontinued, products.

Inventories consisted of the following:

	December 31,	
	2007	2006
	In thousands	
Raw materials	$ 2,358	$ 5,449
Work in process	4,663	8,093
Finished goods	45,394	59,478
Inventories	$52,415	$73,020

Raw materials decreased by $3.1 million reflecting the full implementation of our turnkey arrangements, which allows our engineering resources to focus on product design and manufacturability while our contract manufacturers manage the supply of raw materials.

Deferred income taxes

We recorded gross domestic current deferred tax assets of $12.0 million at December 31, 2007 and $15.1 million at December 31, 2006. The year-over-year decrease in our gross current deferred income tax asset was primarily due to the timing of realizing other deferred tax assets. The 2007 and 2006 gross current deferred tax assets were offset with valuation allowances of $12.0 million and $15.1 million, respectively.

We recorded gross domestic non-current deferred tax assets of $89.5 million at December 31, 2007 and $45.3 million at December 31, 2006. The year-over-year increase was primarily due to net operating losses and additional research and development credits available to be carried forward in future periods. The 2007 and 2006 gross current deferred tax assets were offset with a valuation allowance of $89.5 million and $45.3 million, respectively. At December 31, 2007 and 2006 current and non-current deferred income taxes totaling $3.6 million and $1.3 million, respectively, reflected on the balance sheet related to our non U.S. jurisdictions.

Other assets

Other assets had balances of $4.2 million at December 31, 2007 and $9.1 million at December 31, 2006, respectively. The decrease from the previous year was primarily due to an approximately $5.2 million reduction in long-term other assets related to the write down of prepaid royalties related to our FLY technology.

Accounts payable

Accounts payable was $46.9 million at December 31, 2007 and $46.7 million at December 31, 2006.

Investing activities

Net cash provided by investing activities was $41.0 million in 2007, compared to net cash used by investing activities of $77.5 million in 2006. The primary components of net cash provided by investing activities for 2007 compared to 2006 were:

- Net sales of short-term investments of $67.6 million in 2007 compared with net purchases of investments of $57.1 million in 2006.
- Purchases of property and equipment of $26.6 million in 2007 related primarily to computers and software, capitalized content and leasehold improvements.

Financing activities

Net cash provided by financing activities was $1.9 million in 2007 compared to $4.2 million for the same period in 2006. The primary component of cash provided by financing activities in both years were proceeds received from the exercise of stock options and purchases of our common stock pursuant to our employee stock purchase plan.

Contractual obligations

We conduct our corporate operations from leased facilities and rent some equipment under operating leases. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. We account for rent expense on a straight-line basis over the term of the lease. The following table summarizes our outstanding long-term contractual obligations at December 31, 2006.

	Payments Due by Period				
	Total	Less Than 1 Year (1)	1-3 Years (1)	4-5 Years (1)	More Than 5 Years (1)
Operating leases	$42.3	$ 8.1	$17.9	$ 3.8	$12.4
Royalty guarantees	3.0	1.0	2.0	—	—
Capital leases	0.1	0.1	—	—	—
Purchase obligations	39.1	39.1	—	—	—
Litigation settlement	7.5	7.5	—	—	—
Total	$92.0	$55.8	$19.9	$ 3.8	$12.4

(1) In millions

At December 31, 2007, we had no outstanding borrowings or letters of credit under our 2005 credit facility with Bank of America. At December 31, 2006, outstanding letters of credit were less than $0.1 million. At December 31, 2007 and 2006, we had $75.0 million and $74.9 million of unused lines of credit available, respectively. In addition, we had commitments to purchase inventory totaling approximately $42.3 million and $43.3 million at December 31, 2007 and 2006, respectively.

LeapFrog has no off-balance sheet arrangements.

Recent Accounting Pronouncements

The recent accounting pronouncements that apply to us have been grouped by their required respective effective dates:

Effective First Quarter of 2007

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 06-03, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-03 requires a company to disclose its accounting policy (i.e. gross vs. net basis) relating to the presentation of taxes within the scope of EITF 06-03. Furthermore, for taxes reported on a gross basis, an enterprise should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. The guidance is effective for all periods beginning after December 15, 2006. We adopted EITF 06-03 in January 2007. The adoption did not have a material impact on our consolidated financial statements.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). As a result of the implementation of FIN 48, we recognized approximately a $7.3 million increase in the liability for unrecognized tax benefits. Of this amount, $0.6 million was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. The remaining amount decreased deferred tax assets for net operating loss carryforwards in the United States. As these tax assets are fully offset by a valuation allowance, the decrease in the deferred tax assets was offset by a reduction in the valuation allowance and there was no impact on accumulated deficit.

Effective First Quarter of 2008

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the adoption of SFAS 159 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value measurement, which permits companies to elect to measure many financial instruments and certain eligible items (available-for-sale and held-to-maturity securities, firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services) at fair value. The fair value election is irrevocable and generally applied on an instrument-by-instrument basis (entire instrument and not to only specified risks, specific cash flows, or portions of that instrument). If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g., debt issue costs. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings, retrospective treatment is not permitted. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the adoption of SFAS 159 on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We develop products in the United States and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in U.S. dollars. Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

We manage our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program is to minimize the foreign currency exchange gain or loss reported in our financial statements. We recorded net losses of $2.4 million on the foreign currency forward contracts for the twelve months ended December 31, 2007 compared to a net gain of $2.4 million on the underlying transactions for 2007. In 2006, we recorded a net loss of $3.0 million on the forward currency forward contracts compared to net gains of $2.4 million for the same periods in 2006.

Our foreign exchange forward contracts generally have original maturities of one month or less. A summary of all foreign exchange forward contracts that were outstanding as of December 31, 2007 follows:

	2007			2006		
	Average Forward Exchange Rate per $1	Notional Amount in Local Currency (1)	Instrument Fair Value (2)	Average Forward Exchange Rate per $1	Notional Amount in Local Currency (1)	Instrument Fair Value (2)
British Pound (US$/GBP)	2.008	645	(17)	2.010	3,717	$ (74)
Euro (US$/Euro)	1.441	8,144	(152)	1.412	9,608	(157)
Canadian Dollar (C$/US$)	0.998	5,512	(57)	1.003	8,653	(84)
Mexican Peso (MXP/US$)	10.919	177,421	34	10.972	203,139	(38)
Total			**(192)**			**$(353)**

(1) In thousands of local currency
(2) In thousands of U.S. dollars

Cash equivalents and short-term investments are presented at fair value on our balance sheet. We invest our excess cash in accordance with our investment policy. At December 31, 2007 and 2006, our cash was invested primarily in money market funds, auction rate preferred securities and commercial paper. Any adverse changes in interest rates or securities prices may decrease the value of our short-term investments and operating results.

LeapFrog experiences interest rate risk only through its investment portfolio as it has no borrowings. Our investment returns in 2007 were impacted by changes in market interest rates. In addition, we recognized $2.5 million unrealized loss on the income statement on $6.0 million of auction rate preferred securities, reflecting our assessment of a probable asset impairment. We also recorded $0.6 million of unrealized losses in other comprehensive income on $8.0 million of auction rate securities. We are continuing to monitor our portfolio in light of the current market's credit conditions.

Item 8. Financial Statements and Supplementary Data

Our Consolidated Financial Statements beginning at page F-1 below are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Attached as exhibits to this Form 10-K, there are certifications of our Chief Executive Officer and the Chief Financial Officer required by Rule 13a-14(a) of the Securities Act of 1934 or the Rule 13a-14(a) Certifications. This Controls and Procedures section of the annual report on Form 10-K includes the information concerning the controls evaluation referred to in Rule 13a-14(a) Certifications and it should be read in conjunction with the Rule 13a014(a) Certifications for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, or disclosure controls, as of the end of the period covered by this annual report on Form 10-K. This controls evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed or submitted in our reports filed under the Exchange Act, such as this report, are recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in our reports. In the course of the controls evaluation, we reviewed and identified data errors and control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our CEO and CFO, concerning the effectiveness of the disclosure controls can be reported in our periodic reports filed with the Securities and Exchange Commission on Forms 10-Q, 10-K, and others as may be required from time to time.

Based upon the controls evaluation, our CEO and CFO have concluded that our disclosure controls were effective as of December 31, 2007.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company.
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of December 31, 2007, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on management's assessment of our internal control over financial reporting, management concluded that, as of December 31, 2007, our internal control over financial reporting was effective. Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited our internal control over financial reporting as of December 31, 2007, as stated in its attestation report appearing herein.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure system are met.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Certain information required by Part III is omitted from this Report on Form 10-K and is incorporated herein by reference from our definitive proxy statement relating to our 2008 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Form 10-K as our 2008 Proxy Statement, which we expect to file with the SEC no later than April 30, 2008.

Item 10. Directors, Executive Officers and Corporate Governance.

The information appearing in our 2008 Proxy Statement under the following headings is incorporated herein by reference:

- "Proposal 1: Election of Directors,"
- "Board of Directors and Corporate Governance—Committees of the Board—Audit Committee"
- "Section 16(a) Beneficial Ownership Reporting Compliance"

The information under the heading "Executive Officers of the Registrant" in Item 1 of this report is also incorporated by reference in this section.

In April 2005, our Board of Directors adopted the LeapFrog Code of Business Conduct and Ethics, which applies to all of our employees and directors, including our Chief Executive Officer, Chief Financial Officer, who is our principal financial officer, and our Vice President, Corporate Controller, who is our principal accounting officer. In August 2006, our Board adopted a number of versions of our Code of Business Conduct and Ethics that are specifically tailored to the various international locations in which we have operations. The U.S. and international versions of our Code of Business Conduct and Ethics are posted in the corporate governance section of our website located at www.leapfroginvestor.com. To date, there have been no waivers under our Code of Business Conduct and Ethics. We will disclose any reportable waivers, if and when granted, of our Code of Business Conduct and Ethics in the corporate governance section of our website located at www.leapfroginvestor.com.

On May 31, 2007 we filed with the NYSE the Annual CEO Certification regarding LeapFrog's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual. In addition, we are filing as exhibits to this annual report, the applicable certifications of our Chief Executive Officer and our Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of our public disclosures.

Item 11. Executive Compensation.

The information appearing in our 2008 Proxy Statement under the following headings is incorporated herein by reference:

- "Board of Directors and Corporate Governance—Compensation of Directors"
- "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee–Compensation Committee Interlocks and Insider Participation" and "—Compensation Committee Report"
- "Executive Compensation"

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information appearing in our 2008 Proxy Statement under the following headings is incorporated herein by reference:

- "Security Ownership of Certain Beneficial Owners and Management"
- "Equity Compensation Plan Information"

Item 13. Certain Relationships and Related Party Transactions, and Director Independence.

The information appearing in our 2008 Proxy Statement under the following headings is incorporated herein by reference:

- "Transactions with Related Persons"
- "Board of Directors and Corporate Governance—Independence of the Board of Directors"
- "Board of Directors and Corporate Governance—Committees of the Board"

Item 14. Principal Accountant Fees and Service.

The information appearing in our 2008 Proxy Statement under the heading "Proposal 3: Ratification of Selection of Independent Registered Public Accounting Firm—Independent Registered Public Accounting Firm Fee Information" and "—PreApproval Procedures of Audit and Non-Audit Services by the Independent Registered Accounting Firm" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Schedules.

(1) Financial Statements: See "Index to Consolidated Financial Statements" at page F-1 below.

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this report:

Valuation and Qualifying Accounts and Allowances

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC.

By: /s/ William B. Chiasson

William B. Chiasson
Chief Financial Officer and Principal Financial Officer

Date: March 12, 2008

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Jeffrey G. Katz and William B. Chiasson, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JEFFREY G. KATZ Jeffrey G. Katz	Chief Executive Officer (Principal Executive Officer), President and Director	March 12, 2008
/s/ WILLIAM B. CHIASSON William B. Chiasson	Chief Financial Officer (Principal Financial Officer)	March 12, 2008
/s/ MARK A. ETNYRE Mark A. Etnyre	Vice President, Corporate Controller and Principal Accounting Officer	March 12, 2008
/s/ STEVEN B. FINK Steven B. Fink	Chairman and Director	March 12, 2008
/s/ THOMAS J. KALINSKE Thomas Kalinske	Vice Chairman and Director	March 12, 2008
/s/ STANLEY E. MARON Stanley E. Maron	Director	March 12, 2008

Signatures	Title	Date
/s/ E. STANTON MCKEE, JR. **E. Stanton McKee, Jr.**	Director	March 12, 2008
/s/ DAVID C. NAGEL **David C. Nagel**	Director	March 12, 2008
/s/ CADEN WANG **Caden Wang**	Director	March 12, 2008
/s/ RALPH R. SMITH **Ralph R. Smith**	Director	March 12, 2008

LEAPFROG ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc., and subsidiaries ("the Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, under the heading Income Taxes, the Company adopted Statement of Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109", effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
LeapFrog Enterprises, Inc.

We have audited LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LeapFrog Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal control over Financial Reporting appearing under Item 9A of this Report. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LeapFrog Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 10, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
March 10, 2008

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 93,460	$ 67,314
Short-term investments	10,925	80,784
Accounts receivable, net of allowance for doubtful accounts of $97, and $785 at December 31, 2007 and 2006, respectively	136,627	141,816
Inventories	52,415	73,020
Prepaid expenses and other current assets	20,427	23,339
Deferred income taxes	3,405	1,156
Total current assets	317,259	387,429
Property and equipment	34,017	27,794
Deferred income taxes	213	148
Intangible assets, net	24,512	25,933
Other assets	4,152	9,137
Total assets	**$ 380,153**	**$450,441**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 46,868	$ 46,720
Accrued liabilities and deferred revenue	67,281	50,001
Income taxes payable	93	724
Total current liabilities	114,242	97,445
Long-term liabilities	22,438	19,034
Stockholders' equity:		
Class A common stock, par value $0.0001; 139,500 shares authorized; shares issued and outstanding: 35,857 and 35,455 at December 31, 2007 and 2006, respectively	4	4
Class B convertible common stock, par value $0.0001; 40,500 shares authorized; shares issued and outstanding: 27,614 at December 31, 2007 and 2006, respectively	3	3
Treasury stock	(185)	(185)
Additional paid-in capital	353,857	343,310
Accumulated other comprehensive income	4,036	3,122
Accumulated deficit	(114,242)	(12,292)
Total stockholders' equity	243, 473	333,962
Total liabilities and stockholders' equity	**$ 380,153**	**$450,441**

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Net sales	$ 442,271	$ 502,255	$649,757
Cost of sales	268,965	355,221	370,121
Gross profit	**173,306**	**147,034**	**279,636**
Operating expenses:			
Selling, general and administrative	141,628	131,928	126,187
Research and development	59,371	54,475	52,340
Advertising	64,013	75,441	70,014
Depreciation and amortization	9,464	9,853	10,142
Total operating expenses	**274,476**	**271,697**	**258,683**
Income (loss) from operations	(101,170)	(124,663)	20,953
Interest expense	(111)	(97)	(68)
Interest income	4,560	7,186	3,366
Other income (expense), net	(871)	(907)	(454)
(Loss) income before provision for income taxes	**(97,592)**	**(118,481)**	**23,797**
Provision for income taxes	3,723	26,611	6,297
Net (loss) income	**$(101,315)**	**$(145,092)**	**$ 17,500**
Net income (loss) per common share:			
Basic	$ (1.60)	$ (2.31)	$ 0.28
Diluted	$ (1.60)	$ (2.31)	$ 0.28
Shares used in calculating net income (loss) per common share:			
Basic	63,361	62,817	61,781
Diluted	63,361	62,817	63,329

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

	Class A Common Stock	Class B Common Stock	Treasury Stock	Additional Paid-In-Capital	Deferred Compensation	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balances at December 31, 2004	**$ 3**	**$ 3**	**$ —**	**$318,796**	**$ (2,000)**	**$ 2,398**	**$ 115,300**	**$ 434,500**
Amortization of deferred compensation	—	—	—	—	2,642	—	—	2,642
Deferred compensation	—	—	—	11,692	(11,692)	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(1,195)	1,195	—	—	—
Class A common stock issued upon exercise of stock option and employee purchase plan (1,421 shares)	—	—	—	10,597	—	—	—	10,597
Issuance of stock options to non-employees	—	—	—	43	—	—	—	43
Tax benefit of stock option exercises	—	—	—	2,662	—	—	—	2,662
Treasury stock	—	—	(148)	—	—	—	—	(148)
Comprehensive income (loss):								
Net income	—	—	—	—	—	—	17,500	17,500
Cumulative translation adjustment	—	—	—	—	—	(1,473)	—	(1,473)
Total comprehensive loss	—	—	—	—	—	—	—	16,027
Balances at December 31, 2005	**3**	**3**	**(148)**	**342,595**	**(9,855)**	**925**	**132,800**	**466,323**
Stock-based compensation	—	—	—	(2,552)	9,855	—	—	7,303
Class A common stock issued upon exercise of stock option and employee purchase plan (602 shares)	1	—	—	4,058	—	—	—	4,059
Issuance of stock options to non-employees	—	—	—	8	—	—	—	8
Tax related to stock-based compensation	—	—	—	(321)	—	—	—	(321)
Treasury stock	—	—	(37)	—	—	—	—	(37)
Other	—	—	—	(478)	—	—	—	(478)
Comprehensive income (loss):								
Net loss	—	—	—	—	—	—	(145,092)	(145,092)
Cumulative translation adjustment	—	—	—	—	—	2,197	—	2,197
Total comprehensive loss	—	—	—	—	—	—	—	(142,895)
Balances at December 31, 2006	**4**	**3**	**(185)**	**343,310**	**—**	**3,122**	**(12,292)**	**333,962**
Stock-based compensation	—	—	—	9,511	—	—	—	9,511
Class A common stock issued upon exercise of stock option and employee purchase plan (245 shares)	—	—	—	1,915	—	—	—	1,915
Tax related to stock-based compensation	—	—	—	(879)	—	—	—	(879)
Cumulative effect of adopting FIN 48	—	—	—	—	—	—	(635)	(635)
Comprehensive income (loss):								
Loss on investment in auction rate securities	—	—	—	—	—	(598)	—	(598)
Net loss	—	—	—	—	—	—	(101,315)	(101,315)
Cumulative translation adjustment	—	—	—	—	—	1,512	—	1,512
Total comprehensive loss	—	—	—	—	—	—	—	(100,401)
Balances at December 31, 2007	**$ 4**	**$ 3**	**$(185)**	**$353,857**	**$ —**	**$ 4,036**	**$(114,242)**	**$ 243,473**

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Net loss	**$(101,315)**	**$(145,092)**	**$ 17,500**
Adjustments to reconcile net loss (income) to net cash provided (used in) by operating activities:			
Depreciation	18,189	16,285	17,579
Amortization	1,421	1,641	1,923
Unrealized foreign exchange (gain) loss	2,448	427	(3,733)
Deferred income taxes	(2,314)	25,999	4,339
Stock-based compensation	9,511	7,303	2,642
Tax benefit from stock-based compensation	—	109	2,662
Investment accretion on commercial paper	(836)	(512)	(16)
Impairment of investment in auction rate securities	3,074	—	—
Impairment of property and equipment	2,014	—	—
Impairment of advanced royalty	5,164	—	—
Other	(881)	(335)	154
Other changes in operating assets and liabilities:			
Accounts receivable	5,190	115,931	(29,560)
Inventories	20,605	96,052	(37,883)
Prepaid expenses and other current assets	(2,252)	(2,578)	(7,998)
Other assets	4,985	(2,361)	(6,526)
Accounts payable	148	(27,609)	11,518
Accrued liabilities and deferred revenue	17,280	5,776	(10,007)
Long-term liabilities	2,768	(136)	12,138
Income taxes payable	(631)	(499)	563
Net cash provided by (used in) operating activities	**(15,432)**	**90,401**	**(24,705)**
Investing activities:			
Purchases of property and equipment	(26,625)	(20,318)	(16,668)
Purchases of investments	(460,329)	(509,395)	(300,790)
Sale of investments	527,949	452,261	317,467
Net cash provided by investing activities	**40,995**	**(77,452)**	**9**
Financing activities:			
Cash used to collateralize letter of credit	—	—	(150)
Proceeds from release of restricted cash	—	150	—
Purchases of treasury stock	—	(37)	(148)
Proceeds from the exercise of stock options and employee stock purchase plan	1,915	4,059	10,597
Net cash provided by financing activities	**1,915**	**4,172**	**10,299**
Effect of exchange rate changes on cash	(1,332)	1,771	2,260
Increase (decrease) in cash and cash equivalents	26,146	18,892	(12,137)
Cash and cash equivalents at beginning of period	67,314	48,422	60,559
Cash and cash equivalents at end of period	**$ 93,460**	**$ 67,314**	**$ 48,422**
Supplemental Disclosure of Cash Flow Information			
Cash paid during year for:			
Income taxes, net of refunds	$ 3,727	$ 4,321	$ 1,433
Noncash investing and financing activities:			
Impairment on investment in auction rate securities	$ 3,074	—	—
Asset retirements with zero book value	$ 13,310	—	—
Assets acquired under capital lease	$ 58	—	$ 1,192

See accompanying notes

LEAPFROG ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share and percent data)

1. Description of Business

LeapFrog Enterprises, Inc. (the "Company" or "LeapFrog"), designs, develops and markets innovative, technology-based learning products and related proprietary content for the education of infant through grade school children at home and in schools around the world. The Company has developed a number of learning platforms that come to life with more than 100 interactive software titles, covering important subjects including phonics, reading, writing, and math. In addition, the Company has created a broad line of "stand-alone" educational products that do not require the separate purchase of software and are generally targeted at young children – from infants to five year olds. LeapFrog operates three business segments namely U.S. Consumer, International, and School (formerly referred to as "Education and Training" or "SchoolHouse"). The products are sold through retailers and distributors by the International and U.S. Consumer segments, directly to consumers at our web store by the U.S. Consumer segment and directly to schools by the School segment. The products are available in six languages at major retailers globally.

Based on voting control, LeapFrog is a subsidiary of Mollusk Holdings, LLC., an entity controlled by Lawrence J. Ellison.

2. Summary of Significant Accounting Policies

Basis of Presentation

LeapFrog's fiscal year is based upon a calendar year that ends on December 31.

The consolidated financial statements include the accounts of LeapFrog and its wholly owned subsidiaries, primarily those organized in the United Kingdom, Canada, France, Mexico, Macau, Hong Kong and China. Inter-company accounts and transactions have been eliminated in consolidation. The subsidiary in Macau was closed effective July 31, 2007.

LeapFrog utilizes the U.S. dollar as a functional currency, as well as monetary operations in non-U.S. currencies. Translation adjustments are recorded through accumulated other comprehensive loss.

Certain amounts in the financial statements for prior years have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult, and subjective judgments include the sales returns and allowances, recognition and measurement of current and deferred income tax assets and liabilities; the assessment of recoverability of long-lived assets; the valuation of intangible assets and inventory; the valuation and nature of impairments of investments and the valuation and recognition of stock-based compensation.

These estimates involve the consideration of complex factors and require management to make judgments. The analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. The actual results experienced may differ from management's estimates.

(In thousands, except per share and percent data)

Revenue Recognition

The Company principally derives revenue from sales of its technology-based learning products and related proprietary content for education of infant through grade school children at home and in schools. The Company evaluates the recognition of revenue based on the criteria set forth in Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" and Emerging Issues Task Force Issue ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables." The Company recognizes revenue when products are shipped and title passes to the customer provided that:

- *There is evidence of a commercial arrangement:* Evidence of an agreement with the customer that reflects the terms and conditions to deliver products must be present in order to recognize revenue.
- *Delivery has occurred:* Delivery is considered to occur when a product is shipped, the risk of loss and rewards of ownership have been transferred to the customer and no significant post delivery obligations exist. For online downloads, delivery is considered to occur when the download occurs. For professional training services, delivery is considered to occur when the training has been performed.
- *There is a fixed or determinable fee:* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable. For gift certificates, we recognize revenues when the certificates are redeemed.
- *Collection is reasonably assured:* Collection is reasonably assured if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not reasonably assured, we recognize revenue upon cash collection.

Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns and other sales allowances for customer promotions. Correspondingly, these allowances are recorded as reductions of gross accounts receivable. A small portion of our revenue related to subscriptions is recognized as revenue over the period of the subscription.

Sales allowances may vary as a percentage of gross sales due to changes in LeapFrog's product mix, defective product allowances or other sales allowances. Sales returns, discounts and allowances, recorded as a reduction of net sales in 2007 were $78,328, $132,343 and $117,226 for 2007, 2006 and 2005, respectively. Actual amounts for returns and allowances may differ from estimates.

Allowances for Doubtful Accounts, Product Returns, Defective Products, Discounts and Promotions

The Company reduces accounts receivable by an allowance for amounts management believes may become uncollectible. Determining the amounts that may become uncollectible requires judgment that may have a significant effect on the amounts reported in accounts receivable. This allowance is an estimate based primarily on our management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. The Company discloses accounts receivable net of our allowances for doubtful accounts on the face of the balance sheet.

The Company provides estimated allowances against revenues and accounts receivable for product returns, defective products, chargebacks, discounts and promotions on product sales, in the same period that the related revenue is recorded. The Company estimates allowances by utilizing historical information for existing products. For new products, the Company estimates allowances for product returns on specific terms for product returns and its experience with similar products. It also takes into account current inventory levels of our retailers, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

(In thousands, except per share and percent data)

The Company continually evaluates its historical experience and adjusts its allowances as appropriate. These adjustments result in changes in its net sales and accounts receivable. If actual product returns or defective products were significantly greater than our estimated allowances; additional allowances would be required, thereby reducing reported net sales and accounts receivable. If actual product returns or defective products were significantly less than our estimated allowances; an adjustment increasing reported net sales and accounts receivable would be required.

Allowances for product returns, defective products, chargebacks, discounts and promotions on product sales, recorded as a reduction of accounts receivable, totaled $30,168 and $41,522 at December 31, 2007 and 2006, respectively.

Shipping and Handling

Amounts billed to customers for shipping and handling are recognized as revenue. Costs to ship merchandise from warehouse facilities to customers are recorded in cost of goods sold.

Content Capitalization and Amortization

LeapFrog capitalizes certain external costs related to the development of content for its learning products. Amortization of these costs begins when the products are initially released for sale and continues over a three-year life using the method referred to as the sum of the year's digits. Capitalized content development is included in property and equipment, and the related amortization is included in cost of sale. In 2007 and 2006, the Company capitalized $8,674 and $8,473 respectively, of external content development costs. Content amortization expense for 2007, 2006 and 2005 was $5,840, $3,537 and $2,643, respectively. In 2007 and 2006, the Company wrote off capitalized content with a cost basis of $2,655 and $212, respectively, in the U.S. Consumer segment related to titles for which there were no plans to sell in the foreseeable future. Amounts written off in 2007 include $1,181 related to the FLY Pentop Fusion products.

Software Development Costs

Research and development costs, which include software development costs, are expensed as incurred. Costs incurred after the technological feasibility has been achieved have been capitalized. In developing new products, technological feasibility of the underlying software is established when substantially all product development is complete and generally includes the development of a working model. The Company had no capitalized software development costs as of December 31, 2007 and 2006.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The costs of advertising, in-store displays and promotion programs are expensed as incurred. Advertising costs associated with cooperative advertising are accrued as the related revenue is recognized and these amounts are included as advertising expense if there is a separate identifiable benefit for which we can reasonably estimate the fair value. Otherwise, such amounts are recognized as a reduction of net revenue. Prepaid advertising was $0 and $198 at December 31, 2007 and 2006, respectively.

Translation of Foreign Currencies

Assets, liabilities and results of LeapFrog's operations outside of the United States are recorded based on their functional currency. When included in these consolidated financial statements, the assets and liabilities are translated at period-end exchange rates and revenues and expenses are translated at the average of the monthly

(In thousands, except per share and percent data)

exchange rates that were in effect during the year. The resulting translation adjustments are included as a separate component of equity in other comprehensive loss. Foreign currency transaction gains and losses are included in income as incurred.

Derivative Financial Instruments

LeapFrog transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar, Euro and Mexican Peso. In order to protect itself against reductions in the value and volatility of future cash flows caused by changes in currency exchange rates, in 2004, LeapFrog implemented a foreign exchange hedging program for its transaction exposure. The program utilizes foreign exchange forward contracts to enter into fair value hedges of foreign currency exposures of underlying non-functional currency monetary assets and liabilities that are subject to re-measurement. The exposures are generated primarily through inter-company sales in foreign currencies. The hedging program is designed to reduce, but does not always eliminate, the impact of the re-measurement of balance sheet items due to movements of currency exchange rates.

LeapFrog does not use forward exchange hedging contracts for speculative or trading purposes. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," all forward contracts are carried on the balance sheet at fair value as assets or liabilities and the corresponding gains and losses are recognized immediately in earnings to offset the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in "Other income (expense), net" on the statement of operations. The estimated fair values of forward contracts are based on quoted market prices.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less.

Investments

The Company accounts for its investments in debt and equity securities according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, which requires securities classified as "available-for-sale" to be stated at fair value. Adjustments to fair value of available-for-sale securities that are considered to be temporary are recorded as a component of accumulated other comprehensive income. A decline in the fair value of investment securities below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value and the impairment is charged to earnings with a new cost basis for the security. The Company's short-term investments consist of auction rate securities and are classified as available-for-sale in the balance sheet. These investments are carried at estimated fair value with temporary unrealized gains and losses included in accumulated other comprehensive deficit, and other than temporary losses recorded against earnings. The estimation process for determining fair value of the auction rate securities included consideration of such factors as issuer and insurer credit rating, comparable market data, if available, credit enhancement structures, projected yields, discount rates and terminal periods.

The Company recognized $3,074 of unrealized losses in 2007, of which $2,476 was recorded against earnings and $598 was recorded in accumulated other comprehensive income. There were insignificant unrealized gains and losses for the years ended December 31, 2006 and 2005. The cost of securities sold is based on the specific identification method.

Concentration of credit risk is managed by diversifying investments among a variety of high credit-quality issuers.

(In thousands, except per share and percent data)

Inventory Valuation

Inventories are stated at the lower of cost, on a first-in, first-out basis, or market value. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. Accordingly, inventories included write-downs for slow-moving, excess and obsolete inventories of $16,228 and $34,103 at December 31, 2007 and December 31, 2006, respectively.

The Company's estimate of the write-down for slow-moving, excess and obsolete inventories is based on our management's review of on-hand inventories compared to their estimated future usage, our product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for our products and anticipated product selling prices were less favorable than those projected by our management, additional inventory write-downs would be required resulting in a negative impact on our gross margin.

The Company monitors the estimates of inventory write-downs on a quarterly basis. When considered necessary, the Company makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of goods sold.

Valuation of work-in-process inventory is an estimation of the Company's liability for products in production at the end of each fiscal period. This estimation is based upon normal production lead-times for products the Company has scheduled to receive in subsequent periods, plus a valuation of products it specifically knows are either completed or delayed in production beyond the normal lead-time flow. To the extent that actual work-in-process differs from the Company's estimates, inventory and accounts payable may need to be adjusted.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally three years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Amortization of equipment under capital leases is included in depreciation expense.

Included in property and equipment are manufacturing tools used to produce the Company's products. These tools are generally depreciated over two years on a straight-line basis. The Company reviews its capitalized manufacturing tools quarterly to ensure that the related product line is still in production and that the estimated useful lives of the manufacturing tools are consistent with the Company's depreciation policy. Depreciation expense for manufacturing tools is included in cost of goods sold. During the years 2007, 2006, and 2005, the Company recorded accelerated depreciation of $123, $94 and $559, respectively to write-off certain tooling that will not be used in future periods.

The Company capitalizes website development costs in accordance with Emerging Issues Task Force ("EITF") No. 00-02, "Accounting for Website Development Costs." The costs capitalized include those to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that included the design or layout of each page. These costs are amortized on a straight-line basis over two years. In the years 2007 and 2006, the Company capitalized $2,088 and $859, respectively. The Company amortized $885, $1,046 and $653, of website development costs in 2007, 2006 and 2005, respectively.

(In thousands, except per share and percent data)

Intangible Assets

Intangible assets include the excess of purchase price over the cost of net assets acquired (Goodwill). Goodwill arose from its September 23, 1997 acquisition of substantially all the assets and business of the Company's predecessor, LeapFrog RBT, and its acquisition of substantially all the assets of Explore Technologies on July 22, 1998 and is allocated to the U.S. Consumer segment. Pursuant to the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill is tested for impairment at least annually. The Company determined no adjustments to the stated value of goodwill were necessary.

Intangible assets with other than indefinite lives include patents, trademarks and licenses, and are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 15 years. At December 31, 2007, the weighted average amortization period for these intangibles was approximately 6 years. At December 31, 2007, the Company tested these intangible assets for impairment and determined that no significant adjustments to the stated values were necessary.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining its income tax assets, liabilities and expense, we make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates may result in increases or decreases in the tax provision or benefit in subsequent periods. Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, we take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. The Company's tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss), gains and losses on the translation of foreign currency denominated financial statements, and temporary gains and losses on investments.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation under the measurement and recognition provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, permitted under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Form 10-K

(In thousands, except per share and percent data)

Effective January 1, 2006, the Company adopted the recognition provisions of Statement of Financial Accounting Standard No. 123(R), "Share-Based Compensation" ("SFAS 123(R)"), using the modified-prospective transition method. Under this transition method, compensation cost in 2006 included the portion vesting in the period for (1) all share-based payments granted prior to, but not vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model. The total grant date fair value is recognized over the vesting period of the options on a straight-line basis. The weighted-average assumptions for the expected life and the expected stock price volatility used in the model require the exercise of judgment. The expected life of the options represent the period of time the options are expected to be outstanding and is currently based on the guidance provided in the SEC Staff Accounting Bulletin No. 107 on Share-Based Payment as the Company does not have sufficient historical data on exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior. Expected stock price volatility is based on a consideration of our stock's historical and implied volatilities as well as consideration volatilities of other public entities within our industry. The risk-free interest rate used in the model is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the expected life.

Restricted stock awards and restricted stock units are payable in shares of our Class A common stock. The fair value of each restricted stock or unit is equal to the closing market price of our stock on the trading day immediately prior to the date of grant. The grant date fair value is recognized in income over the vesting period of these stock-based awards, which is generally four years. Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms.

The Company calculates employee stock-based compensation expense based on awards ultimately expected to vest and accordingly, the expense has been reduced for estimated forfeitures. The Company's management reviews forfeitures periodically and adjusts compensation expense, if considered necessary.

Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of the asset to the net undiscounted future cash flows expected to be generated from the asset. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets' carrying value is adjusted to fair value. The Company regularly evaluates its long-lived assets for indicators of possible impairment.

Recent Accounting Pronouncements

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 06-03, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-03 requires a company to disclose its accounting policy (i.e. gross vs. net basis) relating to the presentation of taxes within the scope of EITF 06-03. Furthermore, for taxes reported on a gross basis, an enterprise should disclose the amounts of those taxes in interim and annual

(In thousands, except per share and percent data)

financial statements for each period for which an income statement is presented. The guidance is effective for all periods beginning after December 15, 2006. We adopted EITF 06-03 in January 2007. The adoption did not have a material impact on our consolidated financial statements.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). As a result of the implementation of FIN 48, we recognized approximately a $7,284 increase in the liability for unrecognized tax benefits. Of this amount, $635 was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. The remaining amount decreased deferred tax assets for net operating loss carryforwards in the United States. As these tax assets are fully offset by a valuation allowance, the decrease in the deferred tax assets was offset by a reduction in the valuation allowance and there was no impact on accumulated deficit.

Effective First Quarter of 2008

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Adoption of SFAS 157 is not expected to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities —including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value measurement, which permits companies to elect to measure many financial instruments and certain eligible items (available-for-sale and held-to-maturity securities, firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services) at fair value. The fair value election is irrevocable and generally applied on an instrument-by-instrument basis (entire instrument and not to only specified risks, specific cash flows, or portions of that instrument). If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g., debt issue costs. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings, retrospective treatment is not permitted. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the adoption of SFAS 159 on our consolidated financial statements.

3. Fair Value of Financial Instruments

At December 31, 2007 and 2006, the carrying values of financial instruments, including cash and cash equivalents, short-term investments, foreign exchange transactions, receivables, accounts payable and accrued liabilities, approximated their fair values.

4. Investments

The Company accounts for its investments in debt and equity securities according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, which requires securities classified as "available-for-sale" to be stated at fair value.

(In thousands, except per share and percent data)

Adjustments to fair value of available-for-sale securities that are considered to be temporary are recorded as a component of other comprehensive income. A decline in the fair value of investment securities below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

At December 31, 2007, the Company had investments available-for-sale with a carrying value of $10,925. These investments were non mortgage-backed auction rate securities ("ARS"). Auction rate securities are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, in the case of these particular securities, every 28 days. This mechanism normally allows existing investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par.

The recent uncertainties in the credit markets have prevented the Company and other investors from liquidating the holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. Accordingly, the Company still holds these auction rate securities and is receiving interest at a higher rate than similar securities for which auctions have cleared. These investments are insured against loss of principal and interest and have credit ratings of AAA to AA-. The Company is uncertain as to when the liquidity issues relating to these investments will improve. As a result of the failed auctions and the continued uncertainty of when the liquidity issues will improve, the Company recorded a $2,476 other-than-temporary impairment charge on $6,000 of original cost ARS and a $598 temporary impairment charge on $8,000 of original cost ARS to reduce the value of the total investment in ARS to its estimated fair value of $10,925.

The carrying value of the Company's investments in ARS as of December 31, 2007 represents the Company's best estimate of the fair value of these investments based on currently available information. The Company evaluated the estimated fair value at January 31, 2008 and concluded the further devaluations of the investment in ARS at that date was indicative of circumstances that existed at the balance sheet date. As a result, the further decline in value at January 31, 2008 was recorded as of December 31, 2007.

The estimation process included consideration of such factors as issuer and insurer credit rating, comparable market data, if available, credit enhancement structures, projected yields, discount rates and terminal periods. Due to the uncertainty in the credit markets, it is reasonably possible the fair value of these investments may change in the near term. If the credit markets recover and successful auctions resume, the Company may be able to recover an amount greater than the carrying value of the ARS as of December 31, 2007, which would result in a gain. However, if the issuers are unable to successfully close future auctions and their credit ratings deteriorate, the Company may be required to further adjust the carrying value of its investment in ARS through additional impairment charges. An estimate of these future losses or gains cannot be made by the Company at this time.

Available-for-sale securities consisted of the following classified by original maturity date:

In thousands	Maturing within					
At December 31, 2007	**1 YR**	**2 YR**	**5 YR**	**5 to 10 YR**	**Over 10 YR**	**Total**
Auction rate certificates	$ —	$—	$—	$ —	$10,925	$10,925
Total short-term investments						
At December 31, 2006	**1 YR**	**2 YR**	**5 YR**	**5 to 10 YR**	**Over 10 YR**	**Total**
Auction rate certificates	$ —	$—	$—	$8,499	$52,300	$60,799
Commercial Paper	19,985	—	—	—	—	19,985
Total short-term investments	$19,985	$—	$—	$8,499	$52,300	$80,784

5. Inventories

Inventories consisted of the following:

	December 31,	
In thousands	**2007**	**2006**
Raw materials	$ 2,358	$ 5,449
Work in process	4,663	8,093
Finished goods	45,394	59,478
Inventories	$52,415	$73,020

During 2007, we recorded net sales of $12,000 on $8,173 of inventory written down in 2006. We also established new write-downs of $12,770, of which approximately $7,147 related to inventory on hand at December 31, 2006.

At December 31, 2007 and 2006, LeapFrog accrued liabilities for cancelled purchase orders totaling $1,426 and $2,451, respectively.

6. Property and Equipment

Property and equipment consisted of the following:

In thousands	December 31, 2007	December 31, 2006
Tooling, cards, dies, and plates	$ 18,883	$ 29,425
Computers and software	39,115	31,214
Capitalized content development	30,559	23,358
Capitalized website costs	11,157	9,115
Equipment, furniture and fixtures	9,449	7,080
Leasehold improvements	5,335	5,562
Capitalized video costs	2,213	2,213
	116,711	107,967
Less: accumulated depreciation	(82,694)	(80,173)
Property and equipment, net	$ 34,017	$ 27,794

Capital leases of $641 and $583 at December 31, 2007 and 2006, respectively, are included in equipment, furniture, and fixtures. The accumulated amortization on capital leases was $411 and $397 at December 31, 2007 and 2006, respectively. The related capital lease obligation is reflected on the balance sheet in accrued liabilities and deferred revenue. During the year ended December 31, 2007, the Company retired fully depreciated tooling cards, dies and plates with a cost of $13,310.

7. Intangible Assets

In thousands	December 31, 2007	December 31, 2006
Trademarks, patents and other intangibles	$14,378	$14,378
Less accumulated amortization	(9,415)	(7,994)
	4,963	6,384
Goodwill	19,549	19,549
Intangible assets, net	$24,512	$25,933

In 2005, the Company entered into a ten-year technology license agreement with a third party to jointly develop and customize their respective technologies to be combined in a platform and related licensed products. The $6,000 license fee is included in intangible assets on the balance sheet and is being amortized on a straight-line basis over the life of the contract.

(In thousands, except per share and percent data)

Amortization expense related to trademarks, patents and other intangible assets was $1,421, $1,641, and $1,923 for 2007, 2006, and 2005, respectively. The estimated future amortization expense related to these intangible assets is as follows:

Year Ended December 31,	
2008	$ 917
2009	817
2010	817
2011	817
2012	817
Thereafter	778
	$4,963

8. Related Party Transactions

Since 2004, the Company has been a majority-owned subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison. In 2007 and 2006, the Company purchased software products and support services from Oracle Corporation in an arms length agreement totaling $481 and $391, respectively. Lawrence J. Ellison, the Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore, to have beneficial ownership of approximately 16.6 million shares of the Company's Class B common stock, which represents approximately 53.0% of the combined voting power of the Company's Class A common stock and Class B common stock as of December 31, 2007 and 2006.

In 2007 and 2006, the Company paid Pillar Data Systems, Inc. a total of $337 and $303, respectively, in arms length transactions for equipment fees. Lawrence J. Ellison is the majority stockholder of Pillar Data Systems, Inc.

The Company is currently involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between the Company and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. The Company is claiming a $635 refund of amounts that were previously paid under the agreement, while Mounte LLC is claiming that the Company owes an additional payment of approximately $1,200. Mounte LLC is indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who beneficially own a majority of the Company's voting shares. The parties are awaiting the results of a California state tax audit of Mounte LLC before proceeding with discussions.

9. Accrued Liabilities and Deferred Revenue

Accrued liabilities and deferred revenue are as follows:

In thousands	December 31, 2007	December 31, 2006
Advertising and promotion	$18,567	$19,366
Employee-related costs	14,467	11,161
Marketing, consulting and web-related	9,647	4,433
Royalties payable	8,114	6,723
Legal fees and settlement costs	7,915	724
Accrued inventory, manufacturing and warehousing	3,295	2,252
Deferred revenue	1,958	1,235
Publishing	1,034	340
Audit fees	983	1,224
Sales and VAT tax payable	561	513
Commissions payable	358	556
Other	356	895
Capital lease obligation	26	579
Total accrued liabilities and deferred revenues	$67,281	$50,001

At December 31, 2007, the accrual for employee-related costs includes $202 and $9,944 for severance and bonus, respectively. At December 31, 2006, the accrual for employee-related costs includes $3,210 and $4,472 related to severance and bonus, respectively. Included in the 2006 severance accrual is $1,068 relating to restructuring of the Company's School segment.

10. Borrowings Under Credit Agreements and Long-Term Debt

In November 2005, we entered into a $75,000 asset-based revolving credit facility with Bank of America. Availability under this agreement was $75,000 as of December 31, 2007. The borrowing availability varies according to the levels of our accounts receivable and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. There were no borrowings outstanding under this agreement at December 31, 2007. The termination date of the agreement is November 8, 2010.

The revolving credit facility contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; change in control provisions and the invalidity of the guaranty or security agreements. The cross-default provision applies if a default occurs on other indebtedness in excess of $5,000 and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. If an event of default occurs, the lenders may terminate their commitments, declare immediately all borrowings under the credit facility as due and foreclose on the collateral.

11. Content License Agreements

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, illustrations and trade names throughout

(In thousands, except per share and percent data)

specified geographic territories. The total amount of royalty expense related to these license agreements was $21,768, $14,839, and $15,193, for 2007, 2006 and 2005, respectively. LeapFrog recorded $8,114 and $6,723 in accrued royalties at December 31, 2007 and 2006, respectively. The Company licenses its trademark or service marks to third parties for manufacturing, marketing, distribution and sale of various products. The total amount of royalty income related to these agreements was $1,540 and $479 in 2007 and 2006, respectively, which is included in net sales. In addition, the Company wrote off $5,164 of advanced royalty payments made in prior years, related to its FLY Fusion Pentop products in the U.S. Consumer Segment, and which had been recorded on the balance sheet as prepaid expenses and other current assets.

12. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, short-term investments, foreign exchange transactions and trade receivables. Cash and cash equivalents consist principally of cash and money market funds. Investments consist principally of auction rate certificates. Current constraints in the capital and credit market have recently adversely affected the market value of the Company's holdings of auction rate securities, and the Company recorded an other than temporary impairment expense of $2,476 in the fourth quarter of 2007 against earnings and a temporary impairment of $598 in accumulated other comprehensive income. Foreign exchange transactions consist primarily of short-term foreign currency transactions with highly rated financial institutions.

LeapFrog manufactures and sells its products primarily to national and regional mass-market retailers in the United States. Credit is extended based on an evaluation of the customers' financial condition, and generally collateral is not required. Allowances for credit losses are provided for in the consolidated financial statements at the time of sale.

Seasonality of Sales

Sales of LeapFrog's products have historically been highly seasonal with a significant majority of the sales occurring during the third and fourth quarters. Failure to accurately predict and respond to consumer demand may cause LeapFrog to produce excess inventory, which could adversely affect operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet retail demand, which could adversely impact LeapFrog's relations with its customers.

Vendor Concentration

LeapFrog's manufacturing and operations strategy is designed to maximize the use of outsourced services particularly with respect to the actual production and physical distribution of its products. The Company believes that its outsourcing strategy enhances the scalability of the manufacturing process. Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. LeapFrog uses contract manufacturers located in Asia, primarily in the People's Republic of China to build its finished products. Given the highly seasonal nature of our business, any unusual delays or quality control problems could have a material adverse effect on LeapFrog's operating results and financial condition. LeapFrog's top three vendors supplied a total of 52%, 72% and 44% of LeapFrog's products in 2007, 2006 and 2005, respectively. Jetta Company Limited or Jetta, located in China, supplied 24%, 51% and 22%, respectively. During 2007, the Company used Jetta primarily for high volume production of its major products such as Leapster, Leapster L-MAX and related cartridges. The Company expects to continue to use a limited number of contract manufacturers and fabricators.

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of our gross sales. The significant customers and the relative percentage of gross sales for these customers are approximately as follows:

	Year Ended December 31,		
	2007	2006	2005
Wal-Mart	21%	26%	30%
Toys "R" Us	20%	20%	14%
Target	13%	16%	19%
Total	54%	62%	63%

Wal-Mart, Toys "R" Us and Target accounted for approximately 25%, 15% and 12%, respectively, of gross accounts receivable at December 31, 2007. At December 31, 2006, Wal-Mart, Toys "R" Us and Target accounted for approximately 34%, 19% and 27%, respectively, of gross accounts receivable.

13. Income Taxes

Income (loss) before taxes includes the following components:

In thousands	Year Ended December 31,		
	2007	2006	2005
Income (loss) before taxes:			
United States	$(116,590)	$ (83,630)	$(1,297)
Foreign	18,998	(34,851)	25,094
Total	$ (97,592)	$(118,481)	$23,797

The income tax provision recognized in the consolidated statements of operations consists of the following:

In thousands	Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$ —	$ —	$(1,629)
State	—	—	609
Foreign	3,198	(172)	9,310
Total	$ 3,198	$ (172)	$ 8,290
Deferred:			
Federal	$ 2,140	$19,659	$ (230)
State	582	5,969	(1,378)
Foreign	(2,197)	1,155	(385)
Total	$ 525	$26,783	$(1,993)
Provision for income taxes	$ 3,723	$26,511	$ 6,297

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% were as follows:

In thousands	Year Ended December 31, 2007	2006	2005
Income tax (benefit) at the statutory rate	$(34,157)	$(41,469)	$ 8,329
State income taxes	582	5,969	(50)
Foreign operations	(5,648)	12,561	980
Tax exempt interest	—	(177)	(858)
Interest and penalties	932	798	987
Nondeductible items	164	279	231
Research and development credits	(505)	(1,209)	(2,020)
Other	1,625	280	(1,302)
Valuation allowance	40,730	49,579	—
Income tax provision (benefit)	$ 3,723	$ 26,611	$ 6,297

State income tax expense above includes a valuation allowance of $6,580 and $10,854 for 2007 and 2006, respectively. There is no valuation allowance for 2005. State income tax expense also includes interest and penalties of $124, $28 and $11 for 2007, 2006 and 2005, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $22,846 at December 31, 2007. The earnings are considered to be permanently reinvested and accordingly, no deferred U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income tax in the appropriate amount of $6,400, net of resulting credits.

The components of the Company's deferred taxes are as follows:

In thousands	Year Ended December 31, 2007	2006
Deferred tax assets:		
NOL and credits carryover	$ 76,120	$ 34,757
Inventory and other reserves	11,550	14,359
Depreciation and amortization	4,359	4,855
Other	13,080	7,766
Valuation allowance	(101,491)	(60,433)
Total deferred tax assets	$ 3,618	$ 1,304
Deferred tax liabilities:		
Goodwill and tax depreciation	$ 1,815	$ 1,267
Total deferred tax liability	$ 1,815	$ 1,267

Included in deferred tax assets is $239 related to unrealized losses on auction rate securities recorded in accumulated other comprehensive income.

Form 10-K

During 2006, the Company recorded a non-cash charge to establish a valuation allowance against its gross domestic deferred tax assets. The amount represents 100% of the domestic deferred tax assets as set out in the table below.

In thousands	Year Ended December 31, 2007	2006
Current deferred tax asset	$ 12,034	$ 15,088
Less: Valuation allowance	(12,034)	(15,088)
Current deferred tax asset	$ —	$ —
Non-current deferred tax asset	$ 89,457	$ 45,345
Less: Valuation allowance	(89,457)	(45,345)
Non-current deferred tax asset	$ —	$ —

The valuation allowance is calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 109,"Accounting for Income Taxes," ("SFAS 109"), which requires an assessment of both positive and negative evidence when measuring the need for a valuation allowance. The Company's' domestic net operating losses for the most recent three-year period, the expectation of additional net operating losses in 2007 and changes in its business strategy increased the uncertainty that the level of future profitability needed to record the deferred assets will be achieved and represented sufficient negative evidence to require a valuation allowance under the provisions of SFAS109. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Should the Company determine that it would be able to realize all or part of its deferred tax asset in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. The majority of the Company's domestic deferred tax assets generally have 10 to 20 years until expiration or indefinite lives.

As of December 31, 2007, the Company has federal net operating loss carryforwards of $165,121, which will expire in 2025. State net operating loss carryforwards totaling S193,053 as of December 31, 2007, will expire in years 2008 through 2025. As of December 31, 2007, the Company also had federal and California research and development credit carryforwards of $4,325 and $4,333, respectively. The federal research carryforwards will expire beginning in 2024, while the California research credits can be carried forward indefinitely.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." As a result of the implementation of Interpretation 48, it recognized approximately a $7,284 increase in the liability for unrecognized tax benefits. Of this amount, $635 was accounted for as an increase the January 1, 2007 balance of accumulated deficit. The remaining amount decreased tax loss carryforwards in the U.S., which are fully offset by a valuation allowance.

The changes in the balance of gross unrecognized tax benefits, including related interest and penalties, during the year ended December 31, 2007 are set out in the following table:

Balance at January 1, 2007	**$28,235**
Tax positions taken during a prior period	$ 3,540
Tax positions taken during the current period	2,154
Decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(59)
Balance at December 31, 2007	**$33,870**

(In thousands, except per share and percent data)

The balance of gross unrecognized tax benefits, including interest and penalties, at December 31, 2007 is $33,870, of which $18,552 would affect our effective tax rate if recognized.

The Company is monitoring the statutes of limitation for the assessment and collection of income taxes. During the third quarter, the Company anticipated that several statutes of limitation would close within the following year. However, the Company and the taxing authorities agreed to execute statute of limitation waivers for these particular tax periods. As a result, no unrecognized tax benefits will be recognized within the fourth quarter or the next year.

We recognize interest and penalties related to uncertain tax positions in income tax expense. Income tax expense for the years ended December 31, 2007, 2006 and 2005 includes $1,091, $826 and $998, respectively, of interest and penalties. As of December 31, 2007, we have approximately $3,143 of accrued interest and penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal, various states and foreign jurisdictions. The Company has substantially concluded all U.S. federal and state income tax matters through 1999. The Company is currently under examination by the Internal Revenue Service (IRS) and by certain foreign jurisdictions. The IRS examination is related to Research and Experimentation Credit refund claims filed for tax years 2001, 2002, and 2003, which is anticipated to be completed by the first quarter of 2009.

The United Kingdom's taxing authority is currently reviewing the 2004 and 2005 tax year, but there is currently no proposed audit adjustment and the completion date is still tentative. The state of California has notified the Company of a pending examination related to its Research and Experimentation Credits claimed for the tax years 2001, 2002, and 2003, however the Company has not been notified when the audit will commence.

The taxing authorities in Mexico have completed their review of the 2004 tax year and the Company has settled this tax audit in the third quarter, with no material effect.

With respect to these items, the outcome is not yet determinable. However, management does not anticipate that any adjustments would result in a material change to the results of operations, financial conditions or liquidity.

14. Defined Contribution Plan

LeapFrog sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. Effective September 1, 2005, the 401(k) plan provides that LeapFrog match 50% of employee contributions up to the greater of $2 or 6% of the participant's compensation per plan year. Matching contributions vest over three years. Prior to this change, in September 1, 2005, the 401(k) program provided for the Company to match 25% of employee contributions up to 4% of the participant's compensation, with the vesting occurring at the end of three years. Prior to October 2005, the defined contribution plan was sponsored by Knowledge Universe, Inc. For 2007, 2006 and 2005, the Company recorded total expense of $592, $829 and $479, respectively, related to the defined contribution plan.

15. Stockholders' Equity

Common Stock

LeapFrog is authorized to issue 180,000 shares of common stock at a $0.0001 par value per share, of which 139,500 shares are designated as Class A common stock and 40,500 shares are designated as Class B common stock.

Conversion

Each holder of Class B common stock has the right to convert each share of Class B common stock into one share of Class A common stock.

Dividends

Class A and B stockholders are entitled to dividends when and as declared by the Board out of funds legally available. When dividends are declared, such dividends will be paid in equal amounts per share on all shares of Class A and Class B common stock.

Voting

The Class A stockholders are entitled to one vote per share and the Class B stockholders are entitled to ten votes per share.

Liquidation

Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

16. Stock-Based Compensation

Effective January 1, 2006, LeapFrog adopted the provisions of SFAS No. 123(R), as discussed in "Note 2: Summary of Significant Accounting Policies." On May 1, 2007, the stockholders approved an amendment to the Company's stock-based compensation plans to increase the number of shares of Class A common stock reserved for issuance under the plan to 24,000 from 21,000.

The following table summarizes the effects of stock-based compensation resulting from the application of SFAS No. 123(R):

In thousands, except per share amounts	2007	2006
Selling, general and administrative	$8,129	$4,688
Research and development	1,195	2,615
Advertising	187	—
Stock-based compensation effects in income before taxes	9,511	7,303
Income taxes	—	—
Net stock-based compensation effects on net loss	$9,511	$7,303
Stock-based compensation effects on loss per common share	$ 0.09	$ 0.07
Stock-based compensation effects on net cash provided by operating activities	$9,511	$7,303
Stock-based compensation effects on net cash provided by financing activities	$1,648	$3,594
Stock options expense	7,114	3,952
Restricted stock units and awards expense	2,397	3,351
Total stock-based compensation expense	$9,511	$7,303

LeapFrog periodically adjusts stock-based compensation for changes to the estimate of expected equity award forfeitures based on a review of recent forfeiture activity and expected future employee turnover.

Stock-based compensation of $9,511 is recorded in common stock and additional paid in capital components of equity. During 2007, the tax shortfall of $107 incurred for the tax deductions for equity awards was offset by a valuation allowance and there was no net effect on additional paid-in capital.

Pro forma information required under SFAS No. 123(R) for periods prior to fiscal year 2006, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under it's equity incentive plans is as follows:

In thousands, except per share amounts	2005
Net income, as reported	$ 17,500
Less: total stock-based compensation determined under the fair value method for all awards, net of tax	(15,950)
Pro forma net income	$ 1,550
Reported basic earnings per common share	$ 0.28
Pro forma basic earnings per common share	$ 0.03
Reported diluted earnings per common share	$ 0.28
Pro forma diluted earnings per common share	$ 0.02

Stock-based compensation recognized in 2006 as a result of the adoption of SFAS No. 123(R), as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123(R), use the Black-Scholes option pricing model for estimating the fair value of options granted under equity incentive plans. The weighted average estimated values of employee stock option grants as well as the weighted average assumptions that were used in calculating such values during 2007, 2006, and 2005, were based on estimates at the date of grant as follows:

	Stock Options		
	2007	2006	2005
Estimated values	$6,660	$22,692	$5,144
Expected life (in years)	6.25	6.25	4.0
Risk-free interest rate	4.5%	4.9%	4.0%
Volatility	40.0%	40.0%	39.4%
Dividend yield	—	—	—

In 2006, LeapFrog re-evaluated the assumptions used to estimate the value of options granted under equity incentive plans. The Company based expected volatility on consideration of historical and current implied volatilities of its stock and of historical volatilities of other stock of other entities in the Company's industry. Additionally, the Company based the expected life of options granted on the simplified calculation of expected life, described in the U.S. Securities and Exchange Commission's Staff Accounting Bulletin 107, due to changes in the vesting terms and contractual life of current option grants compared to historical grants.

Stock-based compensation related to restricted stock and restricted stock unit awards are calculated based on the market price of LeapFrog's common stock on the date of grant. The market value of restricted stock unit and stock awards as measured on the grant date was $5,465, $6,637 and $11,677 in 2007, 2006 and 2005, respectively.

Stock Option Awards

Options outstanding that have vested and are expected to vest as of December 31, 2007 are as follows:

	Number of Shares (In Millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Vested	4.2	$15.32	6.99	$0.513
Expected to vest	4.9	$10.89	8.85	0.007
Total	9.1	$12.92	8.00	$0.520

Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS No. 123(R). During 2007, 1.9 million options completed vesting with an intrinsic value of zero. As of December 31, 2007, there was $22,519 of unrecognized compensation costs related to stock options granted under equity incentive plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.39 years.

Additional information with respect to stock option plan activity is as follows:

In thousands, except per share amounts	Number of Shares	Weighted Average Exercise Price	Price Per Share
December 31, 2005	**5,522**	**$16.34**	**$2.37 – 44.60**
Grants	5,450	$11.92	$8.62 – 16.67
Exercises	(505)	$ 7.12	$2.37 – 11.04
Cancellations and forfeitures	(1,337)	$16.18	$9.33 – 38.00
December 31, 2006	**9,130**	**$14.23**	**$5.00 – 44.60**
Grants	1,732	$ 8.34	$6.84 – 10.89
Exercises	(212)	$ 9.99	$5.00 – 11.04
Cancellations and forfeitures	(1,558)	$16.48	$7.02 – 30.30
December 31, 2007	**9,092**	**$12.92**	**$5.00 – 44.60**
Options exercisable at:			
December 31, 2005	3,862	$17.96	$2.37 – 44.60
December 31, 2006	3,317	$18.21	$5.00 – 44.60
December 31, 2007	4,164	$15.32	$5.00 – 44.60

The following table summarizes information about options outstanding at December 31, 2007:

	Class A Options Outstanding			Class A Options Exercisable	
Range of Exercise Prices	Number of Shares (In Thousands)	Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares (In Thousands)	Weighted Average Exercise Price
$5.00 – $7.02	1,087	8.27	$ 6.54	304	$ 5.33
$7.22 – $9.33	1,095	9.07	$ 8.95	244	$ 9.23
$9.34 – $10.25	553	7.58	$10.04	275	$10.04
$10.30 – $10.30	1,200	8.51	$10.30	425	$10.30
$10.33 – $11.56	952	8.23	$10.91	412	$11.10
$11.86 – $12.50	1,000	7.22	$12.37	606	$12.37
$13.33 – $13.33	950	8.51	$13.33	336	$13.33
$13.50 – $16.67	1,090	8.39	$15.63	422	$15.32
$17.25 – $29.30	1,005	6.17	$24.55	980	$24.74
$29.74 – $44.60	160	5.82	$34.62	160	$34.62
Total: $5.00 – $44.60	9,092	8.00	$12.92	4,164	$15.32

These options will expire if not exercised by specific dates through December, 2017. During the year ended December 31, 2007, 10 stock options expired and were cancelled. Option exercise prices for options exercised during the three-year period ended December 31, 2007 ranged from $2.37 to $11.04.

Restricted Stock and Restricted Stock Unit Awards

Information with respect to restricted stock units as of December 31, 2007 is as follows:

In thousands, except per share amounts	Number of Shares	Weighted Average Grant-Date Fair Value
Not Vested at December 31, 2006	1,092	$10.59
Granted	653	$ 8.37
Vested	(276)	$10.20
Forfeited	(352)	$10.83
Not Vested at December 31, 2007	1,117	$ 9.31

The market value at December 31, 2007 of stock awards and restricted stock units that vested in 2007 is $1,938. As of December 31, 2007, there was $8,123 of unrecognized compensation costs related to restricted stocks and restricted stock unit awards granted under equity incentive plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.59 years.

Performance Shares

Effective February 28, 2007, the Company terminated its performance share program after conducting a full review of the total compensation components for key executives. The Company concluded that stock options with a substantial portion of the strike price set "out-of-the-money" would provide adequate incentive to key executives, without the related complexity of the performance share program. The performance plan had been

(In thousands, except per share and percent data)

designed to provide the executives at the level of vice-president and above a performance-based, long-term full-value share program related to three-year performance cycles. The vesting schedule of such awards was based on the Company's performance against pre-established annual financial measures.

As of March 15, 2007, the Company granted to selected executives options to acquire approximately 70 shares of Class A common stock as a replacement for the terminated performance share awards. These stock options were granted at an exercise price equal to the closing market price of the Company's stock on the trading day immediately prior to the date of the grant and have weighted average vesting period of just over one year, the same as cancelled performance shares. The Company recognized the replacement of the performance share awards with stock option awards as a modification of the terms and conditions of the performance share program, in accordance with the provisions of SFAS 123(R). As a result, the Company recorded an insignificant amount for stock-based compensation expense for the replacement awards.

Shares Reserved for Future Issuance

Shares of Class A common stock reserved for issuance under LeapFrog's equity plans at December 31, 2007 are:

	Number of Shares
Options and stock awards available and outstanding under Equity Incentive Plan	13,832
Shares issuable under the Employee Stock Purchase Plan	1,475
	15,307

17. Derivative Financial Instruments

At December 31, 2007 and 2006, the Company had outstanding foreign exchange forward contracts, all with maturities of approximately one month, to purchase and sell the equivalent of approximately $34,785 and $71,286, respectively in foreign currencies, including British Pounds, Canadian Dollars, Euros and Mexican Pesos. The fair market value of these instruments at December 31, 2007 and December 31, 2006 was $192 and $371, respectively. For 2007, the fair market value of $192 was recorded in accrued liabilities. For 2006, the fair market value of $371 for derivative financial instruments was recorded in prepaid expense and other current assets. The Company believes that the counterparties to these contracts are creditworthy multinational commercial banks and thus the risks of counterparty nonperformance associated with these contracts are not considered to be material. Notwithstanding LeapFrog's efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

LeapFrog recorded a net loss of $2,966 in 2007, a net loss of $3,872 in 2006, and a net gain of $1,020 in 2005 on foreign currency forward contracts. The Company also recorded a net gain of $2,966 in 2007, a net gain of $2,812 in 2006, and a net loss of $1,162 in 2005 on the underlying transactions denominated in foreign currencies.

(In thousands, except per share and percent data)

18. Net Income (Loss) Per Share

The Company follows the provisions of Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128), which requires the presentation of basic net income (loss) per common share and diluted net income (loss) per common share. Basic net income (loss) per common share excludes any dilutive effects of options, warrants and convertible securities.

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,		
	2007	2006	2005
Numerator:			
Net (loss) income	$(101,315)	$(145,092)	$17,500
Denominator – weighted average shares:			
Class A and B – shares	63,361	62,817	61,917
Less: shares of unvested stock			(136)
Denominator for basic net income (loss) per Class A and B share	63,361	62,817	61,781
Effect of dilutive securities:			
Employee stock options	—	—	467
Restricted stock awards and stock units	—	—	81
Denominator for diluted net income (loss) per Class A and B share	63,361	62,817	62,329
Net income (loss) per Class A and B share:			
Basic	$ (1.60)	$ (2.31)	$ 0.28
Diluted	$ (1.60)	$ (2.31)	$ 0.28

If we had reported net income for 2007, the calculations of diluted net income per Class A and B share would have included an additional 338 common equivalent shares related to outstanding stock options and unvested stock.

Form 10-K

(In thousands, except per share and percent data)

19. Commitments and Contingencies

Leases and Royalties

LeapFrog leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2016.

Rent expense was $4,591 in 2007, $3,722 in 2006 and $3,707 in 2005. The Company is also obligated to pay certain minimum royalties in connection with license agreements to which the Company is a party. Minimum rent commitments under all non-cancelable leases with an initial term in excess of one year and minimum royalty commitments are set forth in the following table:

	Commitments	
Year	Lease	Royalty
2008	$ 8,163	$ 950
2009	7,821	1,350
2010	7,010	434
2011	3,965	250
2012	3,823	—
Thereafter	12,390	—
Total	$43,172	$2,984

LeapFrog accounts for rent expense on a straight-line basis over the term of the lease. At December 31, 2007 and 2006 the Company recorded a deferred rent liability of $2,114 and $1,827, respectively, relating to rent escalation costs net of tenant incentives for its Emeryville, California headquarters. Deferred rent is included in long-term liabilities. An additional $26 was recorded as a short-term lease obligation, compared to $579 in 2006.

Legal Proceedings

Tinkers & Chance v. LeapFrog Enterprises, Inc.

In August 2005, Tinkers & Chance, a Texas partnership, filed a complaint against LeapFrog in the federal district court for the Eastern District of Texas. The complaint alleged that the Company infringed, and induced others to infringe, United States Patent No. 6,739,874 by making, selling and/or offering for sale in the United States, and/or importing, its LeapPad and Leapster platforms, and other unspecified products. In the spring of 2006, the court granted Tinkers & Chance's motions to amend the complaint to add claims of infringement of U.S. Patent Nos. 7,006,786; 7,018,213; 7,029,283 and 7,050,754 against the Company's LeapPad, My First LeapPad, Leapster and Leapster L-MAX platforms. Tinkers & Chance sought an aggregate of approximately $41 million in monetary damages, as well as interest, triple damages based on its allegation of willful and deliberate infringement, attorneys' fees and injunctive relief.

In November 2007, the Company entered into an agreement with Tinkers & Chance under which the Company paid to Tinkers & Chance $7.5 million and Tinkers & Chance agreed to grant to LeapFrog a worldwide, non-exclusive license to all of its current patents and patent applications, as well as patents related to its business arising from applications filed by Tinkers & Chance or its principals through November 2014. On January 4, 2008, the parties executed a formal agreement that memorialized in writing, the terms agreed to in November 2007 and the pending litigation in federal district court for the Eastern District of Texas was dismissed with prejudice.

(In thousands, except per share and percent data)

The payment will be made in 2008 and has been accrued as selling, general and administrative expense in the third quarter of 2007. The Company has determined that the value of the license for current and future products is insignificant and therefore no asset was recorded as of December 31, 2007.

Stockholder Class Actions

In December 2003, April 2005 and June 2005, six purported class action lawsuits were filed in federal district court for the Northern District of California against LeapFrog and certain of our former officers alleging violations of the Securities Exchange Act of 1934. These actions have since been consolidated into a single proceeding captioned In Re LeapFrog Enterprises, Inc. Securities Litigation. In January 2006, the lead plaintiffs in this action filed an amended and consolidated complaint. In July 2006, the Court granted our motion to dismiss the amended and consolidated complaint with leave to amend. In September 2006, plaintiffs filed a second amended consolidated class action complaint. This second amended complaint sought unspecified damages on behalf of persons who acquired LeapFrog's Class A common stock during the period July 24, 2003 through October 18, 2004. Like the predecessor complaint, this complaint alleged that the defendants caused us to make false and misleading statements about our business and forecasts about our financial performance, and that certain of our current and former individual officers and directors sold portions of their stock holdings while in the possession of adverse, non-public information.

In September 2007, the federal district court granted the Company's motion to dismiss the second amended complaint, with leave for the plaintiffs to amend and re-file a third amended complaint. In November 2007, the plaintiffs filed a third amended complaint. In February 2008, the parties reached an agreement-in-principle to settle these class actions. The Company expects the proposed settlement, which is subject to court approval, to be funded entirely by insurance. The parties are in the process of seeking court approval of the settlement. The Company has not accrued any amount related to this matter because it expects the settlement to be funded by insurance.

20. Segment Reporting

LeapFrog's reportable segments are called the U.S. Consumer, International and School segments. The Company records all indirect expenses in our U.S. Consumer segment, and does not allocate these expenses to the International and School segments. The accounting policies of the segments are the same as those described in Note 2 of these notes to consolidated financial statements.

The Chief Operating Decision Maker as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), is LeapFrog's Chief Executive Officer (CEO). The Chief Operating Decision Maker allocates resources to and assesses the performance of each operating segment using information about its net sales and operating income (loss) before interest and taxes.

LeapFrog reports the financial results of the following operating segments:

- The U.S. Consumer segment includes the development, design and marketing of electronic educational hardware products and related software, sold primarily through retail channels and online in the United States.
- The International segment includes the localization and marketing of electronic educational hardware products and related software, sold primarily in retail channels outside of the United States.

- The School segment includes the development, design and marketing of electronic educational hardware products and related software, sold primarily to school systems in the United States.

In thousands	Net Sales	Income (Loss) from Operations	Total Assets
2007			
U.S. Consumer	$312,897	$(103,055)	$305,238
International	103,415	(1,409)	60,259
School	25,959	3,294	14,656
Total	$442,271	$(101,170)	$380,153
2006			
U.S. Consumer	$350,710	$(110,401)	$396,447
International	114,631	(9,278)	39,474
School	36,914	(4,984)	14,520
Total	$502,255	$(124,663)	$450,441
2005			
U.S. Consumer	$478,179	$ (4,854)	$487,281
International	131,231	24,880	101,818
School	40,347	927	16,730
Total	$649,757	$ 20,953	$605,829

In 2007 and 2006, no countries other than the United States accounted for 10% or more of LeapFrog's consolidated net sales. In 2005 LeapFrog had net sales in the United Kingdom of $57,062. No other country accounted for more than 10% of LeapFrog's net sales for 2005. LeapFrog attributes sales to non-United States countries on the basis of sales billed by each of its foreign subsidiaries to its customers. For example, the Company attributes sales to the United Kingdom based on the sales billed by its United Kingdom-based foreign subsidiary, LeapFrog Toys (UK) Limited, to its customers. Additionally, the Company attributes sales to non-United States countries if product is shipped from Asia or one of its leased warehouses in the United States to a distributor in a foreign country.

LEAPFROG ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share and percent data)

Within each segment, sales of products which comprised 10% or more of the segment's total net sales in 2007 or 2006 were as follows:

	Net Sales				% of Total	
	Year Ended December 31,		Change		Year Ended December 31,	
	2007(1)	2006(1)	$(1)	%	2007	2006
U.S. Consumer segment:						
Leapster (2)	$133.2	$148.8	$(15.6)	(10)%	43%	42%
All other products	179.7	201.9	(22.2)	(11)	57	58
Total U.S. Consumer segment	$312.9	$350.7	$(37.8)	(11)%	100%	100%
International segment:						
LeapPad (3)	$ 9.7	$ 21.0	$(11.3)	(54)%	9%	18%
Leapster (2)	26.4	28.6	(2.2)	(8)	26	25
All other products	67.3	65.0	2.3	4	65	57
Total International segment	$103.4	$114.6	$(11.2)	(10)%	100%	100%
School segment:						
LeapPad (3)	$ 3.5	$ 3.1	$ 0.4	13%	13%	8%
LeapTrack	4.6	7.7	(3.1)	(40)	18	21
Literacy Center	2.2	5.5	(3.3)	(60)	8	15
Interactive Library	3.8	7.7	(3.9)	(51)	15	21
All other products	11.9	12.9	(1.0)	(8)	46	35
Total School segment	$ 26.0	$ 36.9	$(10.9)	(30)%	100%	100%
Consolidated						
Leapster (2)	$161.0	$177.9	$(16.9)	(9)%	36%	35%
All other products	281.3	324.4	(43.1)	(13)	64	65
Total Net Sales	$442.3	$502.3	$(60.0)	(12)%	100%	100%

(1) In millions

(2) Includes sales of platform hardware, software, and accessories for the Leapster, Leapster TV, and Leapster L-MAX product lines

(3) Includes sales of classic LeapPad hardware and software

Within each segment, LeapFrog has three classes of customers: (1) direct customers who pay cash in advance through check or credit card, (2) distributors, and (3) retailers. Distributors and retailers in all countries can purchase goods either: (1) FOB (freight on board), picked up in Shenzhen China, in which case they pay by pre-established lines of credit, or (2) shipped by LeapFrog to the distributor, in which case they have payment terms based on the shipment date.

LeapFrog's long-lived assets are primarily composed of net fixed assets and net intangible assets. As of December 31, 2007 and 2006, long-lived assets located in foreign countries were $1,859 and $6,579, respectively. The majority of long-lived assets outside of the United States relate to manufacturing tooling located at the company's contract manufacturers in Asia. Long-lived assets located in the U.S. at December 31, 2007 and 2006 were $32,158 and $21,215, respectively.

(In thousands, except per share and percent data)

21. Quarterly Financials — Unaudited

Significant quarterly fluctuations are described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report.

2007 For Quarter Ended[1]	March 31	June 30	September 30	December 31	Year Ended December 31
Net sales	$ 60,924	$ 55,995	$144,045	$181,307	$ 442,271
Cost of sales	36,221	35,711	83,272	113,761	268,965
Gross profit	24,703	20,284	60,773	67,546	173,306
Operating expenses:					
Selling, general and administrative	32,428	29,909	41,896	37,395	141,628
Research and development	14,468	14,032	14,242	16,629	59,371
Advertising	5,583	4,223	12,804	41,403	64,013
Depreciation and amortization	2,419	2,510	2,386	2,149	9,464
Total operating expenses	54,898	50,674	71,328	97,576	274,476
Income (loss) from operations	(30,195)	(30,390)	(10,555)	(30,030)	(101,170)
Other items	2,006	2,776	887	(2,091)	3,578
Income (loss) before provision (benefit) for income taxes	(28,189)	(27,614)	(9,668)	(32,121)	(97,592)
Provision (benefit) for income taxes	2,239	414	637	433	3,723
Net income (loss)	$(30,428)	$(28,028)	$(10,305)	$(32,554)	$(101,315)
Net income (loss) per common share:					
Basic	$ (0.48)	$ (0.44)	$ (0.16)	$ (0.51)	$ (1.60)
Diluted	$ (0.48)	$ (0.44)	$ (0.16)	$ (0.51)	$ (1.60)
Market price range common stock[2]					
High	11.56	11.48	10.82	9.33	11.56
Low	9.15	9.90	6.80	5.80	5.80
2006					
Net sales	$ 66,548	$ 68,118	$184,718	$182,871	$ 502,255
Cost of sales	41,759	51,000	135,529	126,933	355,221
Gross profit	24,789	17,118	49,189	55,938	147,034
Operating expenses:					
Selling, general and administrative	32,851	27,989	30,150	40,938	131,928
Research and development	12,440	12,871	14,513	14,651	54,475
Advertising	6,158	8,445	16,994	43,844	75,441
Depreciation and amortization	2,529	2,418	2,195	2,711	9,853
Total operating expenses	53,978	51,723	63,852	102,144	271,697
Income (loss) from operations	(29,189)	(34,605)	(14,663)	(46,206)	(124,663)
Other items	1,740	924	2,394	1,124	6,182
Income (loss) before provision (benefit) for income taxes	(27,449)	(33,681)	(12,269)	(45,082)	(118,481)
Provision (benefit) for income taxes	(3,853)	(7,935)	37,472	927	26,611
Net income (loss)	$(23,596)	$(25,746)	$(49,741)	$(46,009)	$(145,092)
Net income (loss) per common share:					
Basic	$ (0.38)	$ (0.41)	$ (0.79)	$ (0.73)	$ (2.31)
Diluted	$ (0.38)	$ (0.41)	$ (0.79)	$ (0.73)	$ (2.31)
Market price range common stock[2]					
High	12.72	10.81	10.75	9.91	12.72
Low	10.48	9.35	6.71	7.58	6.71

(In thousands, except per share and percent data)

1 *LeapFrog adopted the provisions of SFAS No. 123(R) in fiscal year 2007. Results for fiscal year 2006 do not include the effects of share-based compensation. For further information, see "Note 2: Summary of Significant Accounting Policies" and "Note 16: Stock-Based Compensation* Note 16 to these financial statements is not "Employee Equity Incentive Plans] *in the Notes to Consolidated Financial Statements in this report.*

2 *LeapFrog's Class A common stock (symbol LF) trades on The New York Stock Exchange* and is quoted in the* Wall Street Journal *and other newspapers. At December 31, 2007, there were approximately 2,377 registered holders of Class A common stock. All stock prices include intra-day trading per The New York Stock Exchange.*

22. Subsequent Events.

In January 2008, the Company announced a reduction-in-force affecting approximately 90 employees, with expected total severance costs of approximately $1,500 to be accrued in the first quarter of 2008.

Form 10-K

APPENDIX A

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES.
(In thousands)

	Balance at Beginning of Year	Additions (Reductions) Charged to Operations	Net Deductions	Balance at End of Year
Allowance for doubtful accounts receivable				
Year ended December 31, 2005	$ 2,519	$ (123)	$ 1,068	$ 1,328(a)
Year ended December 31, 2006	1,328	1,186	1,729	785(b)
Year ended December 31, 2007	$ 785	$ (286)	$ 402	$ 97(c)
Allowance for promotional markdowns				
Year ended December 31, 2005	$ 8,161	$18,975	$12,879	$14,257
Year ended December 31, 2006	14,257	21,425	18,223	17,459
Year ended December 31, 2007	$17,459	$ 8,092	$15,647	$ 9,904
Allowance for defective products				
Year ended December 31, 2005	$10,637	$ 6,525	$ 7,957	$ 9,205
Year ended December 31, 2006	9,205	10,474	12,510	7,169
Year ended December 31, 2007	$ 7,169	$11,534	$10,120	$ 8,583
Allowance for returns				
Year ended December 31, 2005	$ 8,800	$19,934	$16,653	$12,081
Year ended December 31, 2006	12,081	26,024	25,303	12,802
Year ended December 31, 2007	$12,802	$ 5,824	$11,596	$ 7,030
Allowance for chargebacks and price changes				
Year ended December 31, 2005	$18,174	$ 3,632	$12,935	$ 8,871
Year ended December 31, 2006	8,871	7,720	12,499	4,092
Year ended December 31, 2007	$ 4,092	$ 9,307	$ 8,748	$ 4,651

(a) Decrease in allowance was due to significant reduction in estimated chargebacks to our U.S. Consumer Segment

(b) Decrease in allowance was due to improved resolution of customer claims and lower sales volume

(c) Decrease in allowance was due to higher levels of applied customer credits in 2007.

EXHIBIT INDEX

3.03(a)	Amended and Restated Certificate of Incorporation
3.04(b)	Amended and Restated Bylaws
4.01(c)	Form of Specimen Class A Common Stock Certificate
4.02(d)	Fourth Amended and Restated Stockholders Agreement, dated May 30, 2003, among LeapFrog and the investors named therein
10.01(e)	Form of Indemnification Agreement entered into by LeapFrog with certain of its directors and executive officers
10.02(a)	Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog, as amended
10.03(f)	Sixth Amendment, dated March 22, 2006, to Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog
10.04(g)	Industrial Lease by and between SP Kaiser Gateway I, LLC and LeapFrog dated March 31, 2004
10.05(a)	Tax Sharing Agreement dated as of July 3, 2002, between Knowledge Universe, Inc. and LeapFrog
10.06(h)	Credit Agreement between the financial institutions named therein, Banc of America Securities LLC, Bank of America, N.A. and LeapFrog Enterprises, Inc. as the Borrower dated as of November 8, 2005
10.07(a)†	Amended and Restated Stock Option Plan
10.08(a)†	Amended and Restated Employee Equity Participation Plan
10.09(i)†	2002 Equity Incentive Plan, as amended
10.10(j)†	Form of Stock Option Agreement under the 2002 Equity Incentive Plan
10.11(k)†	Form of Stock Bonus Agreement under the 2002 Equity Incentive Plan
10.12(j)†	Form of Restricted Stock Unit Award Agreement under the 2002 Equity Incentive Plan
10.13(c)†	Form of Performance Share Award Agreement under the 2002 Equity Incentive Plan
10.14(l)†	2002 Non-Employee Directors' Stock Award Plan, as amended
10.15(a)†	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors' Stock Award Plan
10.16(a)†	2002 Employee Stock Purchase Plan
10.17(a)†	Form of Offering under the 2002 Employee Stock Purchase Plan
10.18(m)†	Compensation Arrangements between LeapFrog and its Board of Directors
10.19(n)†	Employment Agreement, dated July 3, 2006, between Thomas J. Kalinske and LeapFrog
10.20(o)†	Amendment to Employment Agreement, dated December 31, 2006, between Thomas J. Kalinske and LeapFrog
10.21(f)	Separation and Consulting Agreement, effective as of February 15, 2006, between Jerome Perez and LeapFrog
10.22(p)	Separation Agreement, effective as of September 7, 2006, between Kathryn E. Olson and LeapFrog

10.23(j)†	Executive Management Severance and Change in Control Benefit Plan
10.24(q)†	Certain Compensation Arrangements with Named Executive Officers
10.25(n)†	Employment Agreement, effective as of July 3, 2006, between Jeffrey G. Katz and LeapFrog
10.26(n)†	Stock Option Agreement between Jeffrey G. Katz and LeapFrog
10.27(r)†	Employment Agreement, effective as of November 11, 2004, between William B. Chiasson and LeapFrog
10.28†	Offer Letter, dated December 15, 2006, between Martin A. Pidel and LeapFrog
10.29†	Offer Letter, dated January 23, 2007, between Nancy G. MacIntyre and LeapFrog
10.30(s)†	Offer Letter, dated March 31, 2005, between Michael J. Dodd and LeapFrog
21.01	List of Subsidiaries.
23.01	Consent of Independent Registered Public Accounting Firm.
24.01	Power of Attorney (see signature page to this Form 10-K).
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.01	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Filed as an exhibit to LeapFrog's registration statement on Form S-1 (SEC File No. 333-86898) and incorporated herein by reference

(b) Filed as an exhibit to LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2007 (SEC File No. 001-31396) and incorporated herein by reference

(c) Filed as an exhibit to LeapFrog's Annual Report on Form 10-K filed with Securities and Exchange Commission on March 7, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(d) Filed as an exhibit to LeapFrog's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2003 (SEC File No. 001-31396) and incorporated herein by reference

(e) Filed as an exhibit to LeapFrog's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2007 (SEC File No. 001-31396) and incorporated herein by reference

(f) Filed as an exhibit to LeapFrog's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission May 9, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(g) Filed as an exhibit to LeapFrog's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2004 (SEC File No. 001-31396) and incorporated herein by reference

(h) Filed as an exhibit to LeapFrog's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005 (SEC File No. 001-31396) and incorporated herein by reference

(i) Filed as an exhibit to LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2007 (SEC File No. 001-31396) and incorporated herein by reference

(j) Filed as an exhibit to LeapFrog's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007 (SEC File No. 001-31396) and incorporated herein by reference

(k) Filed as an exhibit to LeapFrog's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004 (SEC File No. 001-31396) and incorporated herein by reference

(l) Filed as an exhibit to LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(m) Description contained under the heading "Compensation of Directors" in LeapFrog's definitive proxy materials filed with the SEC on March 26, 2007 and incorporated herein by reference

(n) Filed as an exhibit to LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(o) Filed as an exhibit to LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007 (SEC File No. 001-31396) and incorporated herein by reference

(p) Filed as an exhibit to LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2006 (SEC File No. 001-31396) and incorporated herein by reference

(q) Information disclosed in LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2008 (SEC File No. 001-31396) and incorporated herein by reference

(r) Filed as an exhibit to LeapFrog's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2005 (SEC File No. 001-31396) and incorporated herein by reference

(s) Filed as an exhibit to LeapFrog's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005 (SEC File No. 001-31396) and incorporated herein by reference

† Compensation plans or arrangements in which directors or executive officers are eligible to participate or participate.

Exhibit 31.01

CERTIFICATIONS

I, Jeffrey G. Katz, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2008

/s/ Jeffrey G. Katz

Jeffrey G. Katz
Chief Executive Officer

Exhibit 31.02

CERTIFICATIONS

I, William B. Chiasson, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to.us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2008

/s/ William B. Chiasson

William B. Chiasson
Chief Financial Officer

Exhibit 32.01

CERTIFICATION PURSUANT TO SECTION 906 OF THE PUBLIC COMPANY ACCOUNTING REFORM AND INVESTOR PROTECTION ACT OF 2002 (18 U.S.C. § 1350, AS ADOPTED)

Pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002 (18 U.S.C. § 1350, as adopted, the "Sarbanes-Oxley Act"), Jeffrey G. Katz, the Chief Executive Officer of LeapFrog Enterprises, Inc. (the "Company"), and William B. Chiasson, the Chief Financial Officer of, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2007, to which this Certification is attached as Exhibit 32.01 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the periods covered in the financial statements in the Annual Report.

Dated: March 10, 2008

/s/ Jeffrey G. Katz	/s/ William B. Chiasson
Jeffrey G. Katz Chief Executive Officer	William B. Chiasson Chief Financial Officer

Note: This certification accompanies the Annual Report pursuant to § 906 of the Sarbanes-Oxley Act and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language.

LEAPFROG ENTERPRISES, INC.
6401 Hollis Street
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Thursday, June 5, 2008

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Thursday, June 5, 2008 at 9:00 a.m. local time at our headquarters located at 6401 Hollis Street, Emeryville, California for the following purposes:

1. To elect our eight nominees for director to serve for the ensuing year and until their successors are elected.
2. To approve a one-time stock option exchange program under which eligible LeapFrog employees (including our executive officers) and members of our board of directors would be able to elect to exchange outstanding stock options issued under our equity plans for new lower-priced stock options, including, as part of the stock option exchange program, approval of the issuance of options to our Chief Executive Officer.
3. To ratify the selection by the audit committee of the board of directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2008.
4. To conduct any other business properly brought before the meeting or any postponement or adjournment thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is April 14, 2008. Only stockholders of record at the close of business on that date may vote at the meeting or any postponement or adjournment thereof.

By Order of the Board of Directors

Peter M. O. Wong
Senior Vice President, General Counsel and
Corporate Secretary

Emeryville, California
April 30, 2008

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

Proxy

LEAPFROG ENTERPRISES, INC.

6401 Hollis Street
Emeryville, California 94608

PROXY STATEMENT
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the board of directors of LeapFrog Enterprises, Inc. is soliciting your proxy to vote at the 2008 annual meeting of stockholders. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We intend to mail this proxy statement and accompanying proxy card on or about April 30, 2008 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 14, 2008 will be entitled to vote at the annual meeting. On this record date, there were 35,945,504 shares of Class A common stock and 27,614,176 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on April 14, 2008, your shares of LeapFrog's Class A common stock were registered directly with Continental Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapFrog's Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on April 14, 2008, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

1. The election of our eight nominees for director.
2. Approval of a one-time stock option exchange program under which eligible LeapFrog employees (including our executive officers) and members of our board of directors would be able to elect to exchange outstanding stock options issued under our equity plans for new lower-priced stock options,

including, as part of the stock option exchange program, approval of the issuance of options to our Chief Executive Officer.

3. Ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2008.

How do I vote?

You may either vote "For" all the nominees to the board of directors or you may "Withhold" your vote for any nominee(s) you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from LeapFrog. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all eight nominees for director, "For" the stock option exchange program and "For" the ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2008. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

1. You may submit another properly completed proxy card with a later date.
2. You may send a written notice that you are revoking your proxy to LeapFrog's Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608.
3. You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank or other agent who holds your shares in street name.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 23, 2008 to LeapFrog's Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between February 5, 2009 and March 7, 2009. You are also advised to review LeapFrog's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are broker non-votes?

A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- **Proposal 1—Election of our eight nominees for director.** The eight nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.

- **Proposal 2—Approval of a one-time stock option exchange program, including approval of the issuance of options to our Chief Executive Officer as part of the stock option exchange program.** This proposal must receive a "For" vote from the holders of a majority of votes cast either in person or by proxy on the proposal, and the total votes cast on the proposal must represent over 50% of the votes of holders entitled to vote at the annual meeting. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- **Proposal 3—Ratification of the selection by the audit committee of the board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2008.** This proposal must receive a "For" vote from the holders of a majority of votes present and entitled to vote either in person or by proxy on the proposal. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting or by proxy there is represented the holders of outstanding shares of Class A and Class B common stock entitled to cast a majority of the votes that could be cast by all outstanding shares of Class A and Class B common stock voting together as a class. On the record date, there were 35,945,504 shares of Class A common stock outstanding and 27,614,176 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total of 312,087,264 votes. Thus, shares representing at least 156,043,633 votes must be represented at the meeting or by proxy to have a quorum.

Your votes will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you owned as of April 14, 2008, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you owned as of April 14, 2008.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2008.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This proxy statement, including the section entitled "Executive Compensation—Compensation Discussion and Analysis" contains forward-looking statements, including statements regarding future product or service launches, future product or service features, the scope and success of future launches, potential impact of the Option Exchange Program on our financial results and overhang of outstanding stock options, and our expectations for sales, trends, margins, profitability, expenses, inventory or cash balances, capital expenditures, cash flows, or other measures of financial performance in future periods. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of our 2007 annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 13, 2008. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, our board of directors has the exclusive authority to fix, by resolution, the number of directors that constitute the board. Although the authorized number of LeapFrog directors has been fixed at 11, we expect that our board will reduce the authorized number of LeapFrog directors to eight prior to this annual meeting of stockholders. There are eight nominees for director at this annual meeting. Stockholders cannot submit proxies voting for a greater number of persons than the eight nominees named in this Proposal One. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog and was elected by the stockholders.

LeapFrog's policy is to encourage nominees for directors to attend the annual meeting. Six directors attended our 2007 annual meeting of stockholders.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The eight nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by LeapFrog. Each person nominated for election has agreed to serve if elected. LeapFrog has no reason to believe that any nominee will be unable to serve.

The following table sets forth information as of April 8, 2008 with respect to the nominees for election to our board of directors:

Nominees

Name	Age	Position/Office Held With LeapFrog
Steven B. Fink	57	Chairman of the board
Jeffrey G. Katz	52	Chief Executive Officer, President and Director
Thomas J. Kalinske	63	Vice Chairman of the board
Stanley E. Maron	60	Director
E. Stanton McKee, Jr.	63	Director
David C. Nagel	62	Director
Ralph R. Smith	60	Director
Caden Wang	55	Director

Steven B. Fink was elected to our board of directors in March 1999 and was appointed Chairman of our board in February 2004. Mr. Fink serves as a Vice Chairman of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance, a position he has held since 1996. From May 2000 to January 2008, Mr. Fink served as the Chief Executive Officer of Lawrence Investments, LLC, a technology and biotechnology private equity investment firm that is controlled by Lawrence J. Ellison. From 1981 to 1986, Mr. Fink served as Chief Executive Officer and Chairman of the board of directors of Anthony Manufacturing Company, a specialty glass and conductive coatings manufacturer. He currently serves as Vice Chairman of Heron International, a privately held European real estate development company, as a member of the board of Spring Group plc, a publicly held information technology services company in the United Kingdom whose shares are traded on the London Stock Exchange, as a director of Nobel Learning Communities, Inc., a publicly held non-sectarian, for-profit provider of education and educational services for the pre-elementary through 12th grade market, and as a director of K12 Inc., a publicly held provider of proprietary curriculum and educational services created for online delivery to students in kindergarten through 12th grade.

Mr. Fink also serves on the boards of directors of other privately held companies. Mr. Fink earned a B.S. from the University of California, Los Angeles and a J.D. and an L.L.M. from New York University. Mr. Fink has served as a member of our compensation committee since April 2005, as a member of our nominating and corporate governance committee since April 2004 (and as the Chairman from April 2004 through April 2008), and as the Chairman of our strategy committee from March 2006 until it was dissolved in July 2007.

Jeffrey G. Katz has served as our Chief Executive Officer and President since July 2006, and as a member of our board of directors since June 2005. From 2000 to 2004, Mr. Katz served as the Chairman and Chief Executive Officer of Orbitz, Inc., an online travel company. From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair, a publicly held airline. From 1980 to 1997, he served in a variety of roles at American Airlines, a publicly held airline, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Northwest Airlines Corporation, a publicly held airline, and is a member of its audit committee and chairs its safety and security committee. Mr. Katz earned a B.S. in mechanical engineering from the University of California, Davis, and M.S. degrees from both Stanford University and the Massachusetts Institute of Technology.

Thomas J. Kalinske has served as our Vice Chairman since July 2006. From February 2004 to July 2006, Mr. Kalinske served as our Chief Executive Officer and previously served in that same capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc. Mr. Kalinske has served as Chairman of the Toy Manufacturers Association of America, and in 1997, he was inducted into the Toy Industry Hall of Fame. Mr. Kalinske serves on the board of directors of Blackboard Inc., a publicly held company that provides enterprise learning software applications, and is a member of its audit committee. Mr. Kalinske earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Stanley E. Maron was elected to our board of directors in September 1997. Since 1994, Mr. Maron has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger, serving the firm from 1975 to 1994. Mr. Maron currently serves as a director of Nextera Enterprises, Inc., a publicly held company that produces and markets personal care products, as a director of Heron International, a privately held European real estate development company, and also serves as an officer and director of privately held companies affiliated with Knowledge Learning Corporation, a for-profit provider of early child care learning. Mr. Maron earned a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles. Mr. Maron has served on our audit committee since July 2006.

E. Stanton McKee, Jr. was appointed to our board of directors in November 2003. From 1989 until his retirement in November 2002, Mr. McKee served in various positions at Electronic Arts Inc., a developer and publisher of interactive entertainment, most recently as Executive Vice President and Chief Financial and Administrative Officer. Mr. McKee serves on the board of directors of ArcSight, Inc., a publicly held company that provides security and compliance management software and is a member of its nominating and corporate governance committee and chairs its audit committee. Mr. McKee also serves on the board of directors of several privately held companies. Mr. McKee earned a B.A and an M.B.A. from Stanford University. Mr. McKee has served as the Chairman of our audit committee since November 2003.

David C. Nagel, Ph.D. was appointed to our board of directors in September 2005. From December 2001 until his retirement in May 2005, Dr. Nagel served as the President, Chief Executive Officer and a director of

PalmSource, Inc., a provider of operating system software platforms for smart mobile devices. From September 2001 to December 2001, he was Chief Executive Officer of the Platform Solutions Group at Palm, Inc., a provider of mobile computing solutions. Prior to joining Palm, from April 1996 to September 2001, Dr. Nagel was Chief Technology Officer of AT&T Corp., a communications service provider, President of AT&T Labs, a corporate research and development unit of AT&T, and Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Dr. Nagel serves on the board of directors and compensation committee of Tessera Technologies, Inc., a publicly held company that develops semiconductor packaging technology, and is the Chairman of the board of directors of ArcSoft, Inc., a privately held developer of multimedia software for electronic devices. Dr. Nagel is also a member of the board of directors of Epocrates, Inc., a privately held developer of medical information products, where he serves as the lead independent director and is a member of the compensation committee. Dr. Nagel earned a B.S., an M.S. and a Ph.D. from the University of California, Los Angeles. Dr. Nagel has served as a member of our compensation committee since February 2006 (and as the Chairman since November 2006), and as a member of our strategy committee from April 2006 until it was dissolved in July 2007.

Ralph R. Smith was appointed to our board of directors in April 2005. He currently serves as Senior Vice President of The Annie E. Casey Foundation, a private philanthropy dedicated to helping build better futures for disadvantaged children in the United States. Since 2004, Mr. Smith has served on the board of directors of Nobel Learning Communities, Inc., a publicly held non-sectarian, for-profit provider of education and educational services for the pre-elementary through 12th grade market, and serves as a member of its nominating and corporate governance committee. He is also a member of the board of directors of Venture Philanthropy Partners, a non-profit philanthropic investment organization serving the National Capital Region. From 1975 to 1997, Mr. Smith was a member of the faculty of the Law School of the University of Pennsylvania, teaching corporate law, securities regulations, and education law and policy. Mr. Smith also has held a number of senior leadership positions for the School District of Philadelphia, including Chief of Staff and Special Counsel. Mr. Smith earned his undergraduate degree at Loyola University of Los Angeles and a J.D. from the University of California, Los Angeles, and has served as a Teaching Fellow and L.L.M./S.J.D. candidate at Harvard University. Mr. Smith has served on our compensation committee and nominating and corporate governance committee since April 2005, and became the Chairman of our nominating and corporate governance committee in May 2008.

Caden Wang was appointed to our board of directors in April 2005. From June 1999 until his retirement in December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS, Gump's and Cost Plus. Since October 2003, Mr. Wang has served on the board of directors of bebe stores, inc., a publicly held company that designs, develops and produces women's apparel and accessories, and chairs its audit committee, is a member of its nominating and corporate governance committee and chairs a special committee advising on executive equity matters. From August 2005 through August 2007, Mr. Wang served on the board of directors of Fossil, Inc., a publicly held company that designs, develops, markets and distributes fashion related consumer products, and was a member of its audit committee, nominating and corporate governance committee and a special committee advising on option backdating. Mr. Wang is a Certified Public Accountant. He earned a B.A. and an M.B.A. from the University of California, Los Angeles. Mr. Wang has served as a member of our audit committee since April 2005, as a member of our nominating and corporate governance committee since November 2006, and as a member of our strategy committee from April 2006 until it was dissolved in July 2007.

Recommendation of the Board of Directors
The Board of Directors recommends a vote FOR of each named nominee.

PROPOSAL TWO

APPROVAL OF THE OPTION EXCHANGE PROGRAM

Introduction

We are seeking stockholder approval of an Option Exchange Program (defined below) that would allow us to cancel out-of-the-money stock options currently held by some of our employees and directors in exchange for the issuance of a lesser amount of stock options with lower exercise prices. We are proposing this program because we believe that, by essentially re-purposing already issued equity awards but with certain extended vesting terms, we will more cost-effectively provide retention and incentive tools to our key contributors rather than simply issuing incremental equity or paying additional cash compensation. This program is designed to result in no adverse impact to our reported earnings. Assuming full participation and an exercise price for the new options at $7.50 per share, the program would result in a net reduction of approximately 2.8 million outstanding stock options.

Overview

On February 28, 2008, the compensation committee recommended to our board of directors, and in March 2008 our board subsequently authorized, a one-time stock option exchange program (the "Option Exchange Program"), subject to stockholder approval. Under the proposed Option Exchange Program, eligible employees, including executive officers, and members of our board of directors would be able to elect to exchange outstanding eligible options to purchase shares of our Class A common stock for new stock options with a lower exercise price but covering fewer shares (the "New Options"). Stock options will be eligible for the program ("Eligible Options") if they have exercise prices per share greater than the higher of (a) $7.50 or (b) $0.25 above the closing price of our Class A common stock as reported on the New York Stock Exchange (the "NYSE") for the business day prior to the date on which we close the exchange offer (the "Adjusted Market Price"). The opportunity to participate in the option exchange will be offered to all of our domestic employees, certain of our foreign employees and members of our board of directors (collectively referred to as the "Eligible Participants") who hold Eligible Options that were granted under either our 2002 Equity Incentive Plan or 2002 Non-Employee Directors' Stock Award Plan (collectively referred to as the "Plans"). Eligible Options surrendered for exchange under the Option Exchange Program that were issued under the Plans will, upon the closing of the exchange offer, be exchanged for New Options granted pursuant to our 2002 Equity Incentive Plan.

Under the proposed Option Exchange Program, our Chief Executive Officer (CEO) will also be offered the opportunity to exchange his Eligible Options. Our CEO's Eligible Options include 2.65 million option shares granted to him upon his joining LeapFrog as President and CEO. Of these new hire option shares, 2.0 million were granted to him under the 2002 Equity Incentive Plan, and the remaining 650,000 option shares were granted to him as two special inducement grants awarded to him outside of any formal plan pursuant to NYSE listing rules (the "Inducement Grants"). Any New Options issued to our CEO in exchange for his Inducement Grants will likewise be issued outside of a formal equity plan but will have terms similar to the terms of nonstatutory option grants issued under our 2002 Equity Incentive Plan. Information about the Inducement Grants and potential New Options to be issued in exchange for the Inducement Grants is presented, for purposes of illustration based on specified assumptions, in the table captioned "Interests of Our Directors and Executive Officers in the Option Exchange Program" at the end of this proposal. We are required, under the listing rules of the NYSE, to obtain stockholder approval of the grant of New Options in exchange for the Inducement Grants. Accordingly, approval of the Option Exchange Program in this Proposal Two also includes approval of the New Options to be granted to our CEO in exchange for his surrendered Inducement Grants.

Under the proposed Option Exchange Program, each New Option will have: (1) an exercise price per share equal to the higher of $7.50 or the Adjusted Market Price, (2) the same expiration date as the tendered Eligible Option and (3) the same vesting schedule as the tendered Eligible Option, except that the vesting schedules for any options that are already vested or that will vest within 12 months of the closing date of the exchange offer will be reset such that those options will vest upon the 12-month anniversary of the closing date of the exchange offer. The ratio of shares underlying exchanged options to shares underlying New Options will vary based on the relative market value of the exchanged options to the New Options as we intend for the fair value of the New Options to be equal to the fair value of the Eligible Options surrendered based on valuation assumptions made as of the close of the Option Exchange Program, which we believe should result in no adverse impact on our reported earnings.

We believe that, if approved by the stockholders, the Option Exchange Program will permit us to:

- enhance long-term stockholder value by restoring competitive incentives to the participants so they are further motivated to complete and deliver the important strategic and operational initiatives we began implementing in late 2006, as exercise prices significantly in excess of market price undermine the effectiveness of options as employee performance and retention incentives; and
- reduce potential overhang, which is the number of shares issuable upon the vesting and exercise of outstanding stock options and other stock awards, by reducing the total number of outstanding stock options.

Under the listing rules of the NYSE, stockholder approval is required in order for us to implement the Option Exchange Program and to issue New Options to our CEO in exchange for the Inducement Grants. Stockholders should recognize that approval of the Option Exchange Program also includes approval of the issuance of these New Options to our CEO. If our stockholders approve this proposal, our board of directors intends to close the exchange offer promptly following the annual meeting. If we do not obtain stockholder approval of this proposal, we will not be able to implement the Option Exchange Program. This proposal must receive a "FOR" vote from the holders of a majority of votes cast either in person or by proxy on the proposal, and the total votes cast on the proposal must represent over 50% of the votes of holders entitled to vote at the annual meeting. If you "ABSTAIN" from voting, it will have the same effect as an "AGAINST" vote. Broker non-votes will have no effect.

Our board of directors unanimously recommends a vote "FOR" this proposal.

Reasons for the Option Exchange Program

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business, and satisfy customer needs. Competition for these types of employees, particularly in the San Francisco Bay Area, is intense, and many companies use stock options as a means of attracting, motivating and retaining their best employees. At LeapFrog, stock options constitute a key part of our incentive and retention programs because our board of directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. In addition, since late 2006, we have been implementing a multi-year turnaround plan with a new business strategy that was designed to return LeapFrog to growth and profitability over the long-term, but would require near-term actions that would not necessarily result in near-term increases in our stock price or improvements in our operating results.

Many of our employees now hold stock options with exercise prices significantly higher than the current market price of our Class A common stock. For example, on April 8, 2008, the closing price of our Class A common stock on the NYSE was $7.43 per share and the weighted average exercise price of Eligible Options was $12.76. Consequently, as of April 8, 2008, approximately 7.0 million shares of outstanding stock options held by Eligible Participants were "underwater," meaning that the exercise price of the outstanding stock option was less than the market price for our stock. Although we continue to believe that stock options are an important component of our employees' total compensation, many of our employees view their existing options as having little or no value due to the difference between the exercise prices and the current market price of our common stock. As a result, for many employees, these options are ineffective at providing the incentives and retention value that our board believes are necessary to motivate our management and our employees to complete and deliver the important strategic and operational initiatives that we began implementing in late 2006 to increase long-term stockholder value. In addition to providing key incentives to our employees, the Option Exchange Program is also designed to benefit our stockholders by reducing the potential dilution from stock option exercises in the future and by providing us better retention tools for our key contributors due to the extended vesting terms for certain of the New Options. We estimate a reduction in our overhang of outstanding stock options of approximately 2.8 million shares, assuming full participation in the Option Exchange Program, market price of our Class A common stock of $7.00 per share, an exercise price of the New Options of $7.50 per share and exchange ratios that result in the fair value of the New Options being equal to the fair value of the Eligible Options surrendered based on valuation assumptions made as of the close of the Option Exchange Program. The actual reduction in our overhang that could result from the Option Exchange Program could vary significantly and is dependent upon a number of factors, including the actual level of participation in the Option Exchange Program.

Consideration of Alternatives

When considering how best to continue to incentivize and reward our employees who have underwater options, we considered several alternatives:

Increase cash compensation. To replace equity incentives, we considered that we could substantially increase base and target bonus compensation. However, significant increases in cash compensation would substantially increase our compensation expenses and reduce our cash flow from operations, which would adversely affect our business and operating results.

Grant additional equity compensation. We make annual equity grants of stock options and restricted stock units to our employees in order to keep total employee compensation packages competitive with those of our peer companies from year to year. In addition to this year's annual equity grants, we considered granting employees special supplemental stock option grants at current market prices in order to restore the value of previously granted stock options that are now underwater. However, such supplemental option grants would substantially increase our overhang and potential dilution to our stockholders and would also decrease our reported earnings, which could negatively impact our stock price.

Implement Option Exchange Program. Finally, we considered implementing an option exchange program. We determined that a program under which employees could exchange stock options with an exercise price greater than the higher of $7.50 or the Adjusted Market Price for stock options covering fewer shares with, in some cases, an additional vesting requirement and with an exercise price equal to the higher of $7.50 or the Adjusted Market Price was most attractive for a number of reasons, including the following:

- *Reasonable, Balanced Incentives.* Under the Option Exchange Program, Eligible Participants would be able to surrender certain underwater options for options covering fewer shares with exercise prices equal to the higher of $7.50 or the Adjusted Market Price (which will be $0.25 above the closing NYSE price of our stock on the day prior to the close of the exchange offer) and with vesting requirements that would be the same as the surrendered options, except that the vesting schedules for any surrendered options that are already vested or that will vest within 12 months of the closing date of the exchange offer will be reset such that the New Options granted in exchange for the surrendered options will vest upon the 12-month anniversary of the closing date of the exchange offer. In addition, we would calculate the exchange ratios to result in a fair value, for accounting purposes, of the New Options being equal to the fair value of the Eligible Options surrendered based on valuation assumptions made as of the close of the Option Exchange Program, which we believe should result in no adverse impact on our reported earnings. We believe this combination of fewer shares subject to options with exercise prices equal to the higher of $7.50 or the Adjusted Market Price, issued with no

Proxy

expected adverse impact on our reported earnings, together with a new 12-month minimum vesting requirement, represents a reasonable and balanced exchange program with the potential for a significant positive impact on employee retention, motivation and performance.

- *Reduction of the Number of Shares Subject to Outstanding Options.* Not only do the underwater options have little or no retention value, they cannot be removed from our stock option overhang until they are exercised or expire unexercised. If approved by the stockholders, the Option Exchange Program will reduce our overhang of outstanding stock options by eliminating the ineffective options that are currently outstanding. Under the proposed Option Exchange Program, Eligible Participants will receive stock options covering fewer shares than the options surrendered. As a result, the number of shares subject to all outstanding equity awards will be reduced, thereby reducing the overhang. If the tender offer were to close at a time when the market price of our Class A common stock is $7.00 per share, the exercise price of the New Options is $7.50 per share, and if all Eligible Options were exchanged, based on the number of Eligible Options outstanding on April 8, 2008, options to purchase approximately 7.0 million shares would be surrendered and cancelled, while New Options covering approximately 4.2 million shares would be issued, resulting in a net reduction in the overhang of our outstanding stock options of approximately 2.8 million shares, or approximately 7.8% of the number of shares of our Class A common stock outstanding as of April 8, 2008. The actual reduction in our overhang that could result from the Option Exchange Program could vary significantly and is dependent upon a number of factors, including the actual level of participation in the Option Exchange Program. The reduction in overhang may also be partially offset by the grant of additional awards under our Plans. All Eligible Options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.
- *Reduced Pressure for Additional Grants.* If we are unable to implement the Option Exchange Program, we may be forced to issue additional options to our employees at current market prices, increasing our overhang. These grants would more quickly exhaust the current pool of options available for future grants under the Plans and would also result in decreased reported earnings, which could negatively impact our stock price.
- *Participation by Our Executive Officers and Our Board of Directors.* The members of our board of directors and our executive officers work closely as a team and are expected to be among the primary drivers of the strategic and operational initiatives begun in late 2006 to advance the creation of long-term stockholder value. As a result, the retention and motivation of our directors and executives officers are critical to LeapFrog's long-term success. Accordingly, we have elected to include executive officers and members of our board of directors as Eligible Participants in the Option Exchange Program.

Description of the Option Exchange Program

Implementing the Option Exchange Program. If the Option Exchange Program is approved by the stockholders, it is the board of directors' intent that Eligible Participants who were offered the opportunity to participate in the program under a tender offer (an "Offer to Exchange") filed with the Securities and Exchange Commission (the "SEC") will be able to complete their exchange promptly following the annual meeting. From the time the Offer to Exchange commences, the Eligible Participants will be given at least 20 business days to make an election to surrender for cancellation all or a portion of their Eligible Options on a grant-by-grant basis in exchange for New Options. Eligible Participants who hold single grants of options to purchase 100,000 shares or more may elect to exchange all or a portion of these large grants. The New Options will be issued promptly following the closing of the Offer to Exchange, which we expect will be on or about June 6, 2008. Even if the Option Exchange Program is approved by our stockholders, our board will retain the authority, in its sole discretion, to terminate or postpone the program, at any time prior to the closing of the Offer to Exchange or to exclude certain Eligible Options or Eligible Participants from participating in the Option Exchange Program due to tax, regulatory or accounting reasons or because participation would be inadvisable or impractical. Stockholder approval of the Option Exchange Program applies only to this exchange program. If we were to implement a stock option exchange program in the future, we would once again need to seek stockholder approval.

Outstanding Options Eligible for the Option Exchange Program. To be eligible for exchange under the Option Exchange Program, an option must have an exercise price that is greater than the higher of $7.50 or the Adjusted Market Price. Certain options that were granted to our employees, including our executive officers, with above-market exercise prices must meet additional eligibility requirements as described in the section below entitled "Tiered Options." As of April 8, 2008, options to purchase approximately 9.0 million shares of our Class A common stock were outstanding, of which options to purchase approximately 7.0 million shares, would be eligible for exchange under the Option Exchange Program.

Eligibility. The Option Exchange Program will be open to all of our domestic employees, including our executive officers, certain of our foreign employees and members of our board of directors who hold Eligible Options. We may exclude employees located outside of the United States from the Option Exchange Program if, for any reason, we believe that their participation would be inadvisable or impractical. To be eligible, an employee must be employed by us and a director must be serving on our board of directors at the time the Offer to Exchange commences. Additionally, in order to receive the New Options, an Eligible Participant who surrenders his or her Eligible Options for exchange must be an employee or serving on our board of directors on the date the New Options are granted. As of April 8, 2008, approximately 170 employees and seven non-employee directors held Eligible Options.

Exchange Ratios. Exchange ratios will be designed to result in a fair value, for accounting purposes, of the New Options that will be equal to the fair value of the Eligible Options surrendered based on valuation assumptions made as of the close of the Option Exchange Program. These ratios will be designed to make the grant of New Options accounting expense neutral. In the proposed exchange offer, Eligible Participants would be offered a one-time opportunity to exchange their Eligible Options for New Options covering a smaller number of shares. The actual number of shares subject to New Options will be determined in accordance with exchange ratios calculated by our independent compensation consultant using the Black-Scholes option valuation model and based upon our stock price at the closing of the Offer to Exchange.

The following table shows (a) the number of shares underlying outstanding Eligible Options in each exercise price range as of April 8, 2008 and (b) a hypothetical example of the exchange ratios that could be applied to calculate the number of shares subject to New Options to be granted in exchange for surrendered Eligible Options. The exchange ratios set forth in the table were calculated based on the assumption that the exercise price of the New Options is $7.50 per share, the market price of our Class A common stock is $7.00 per share and using exchange ratios that result in the fair value of the New Options being equal to the fair value of the Eligible Options surrendered based on valuation assumptions made as of the close of the Option Exchange Program. If the Option Exchange Program is approved, the actual exchange ratios used should result in (1) the issuance of fewer shares subject to the New Options than were subject to the cancelled Eligible Options tendered in the exchange offer and (2) the fair value, for accounting purposes, of Eligible Options surrendered being equal to the fair value of the New Options replacing them.

Exercise Price Range	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Hypothetical Weighted Average Exchange Ratio (Shares Underlying Eligible Options to Shares Underlying New Options) Based on Specified Assumptions	Hypothetical Number of Shares Underlying New Options that May be Granted Based on Specified Assumptions
$ 7.51 - $ 9.99	971,050	$ 9.15	8.71	1.25 to 1	779,238
$10.00 - $10.49	1,738,668	$10.25	8.01	1.48 to 1	1,177,526
$10.50 - $12.49	1,514,822	$11.64	7.80	1.67 to 1	906,690
$12.50 - $14.99	1,374,387	$13.27	7.49	1.82 to 1	757,080
$15.00 and above	1,404,753	$19.07	7.37	2.42 to 1	580,361
Total	**7,003,680**	**$12.76**	**7.83**	**1.67 to 1**	**4,200,895**

The actual exchange ratios will be determined once the closing price of our Class A common stock on the day prior to the closing of the exchange offer is reported by the NYSE. We currently expect to close the exchange offer on or about June 6, 2008, assuming the Option Exchange Program is approved by our stockholders. New Options granted in accordance with the actual exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis. Adjustments to any of the assumptions used to calculate the information in the above table will result in a change to the number of shares underlying New Options that may be granted under the Option Exchange Program.

Election to Participate. Participation in the Option Exchange Program will be voluntary. Eligible Participants will be permitted to exchange all or none of their Eligible Options for New Options on a grant-by-grant basis, except that Eligible Participants who hold single grants of options to purchase 100,000 shares or more may elect to exchange all or a portion of these large grants. In certain cases, Eligible Participants, including our executive officers, were granted stock options that had tiered exercise pricing ("Tiered Options"), which are described in more detail in the section below entitled "Tiered Options." Eligible Participants who hold Tiered Options where the number of options granted at the lowest exercise price is 100,000 shares or greater may elect to exchange all or a portion of the Tiered Options.

Exercise Price of New Options. All New Options will be granted with an exercise price equal to the higher of $7.50 or the Adjusted Market Price (which will be $0.25 above the closing NYSE price of our stock on the day prior to the close of the exchange offer). Tiered Options will be treated as described in the section below entitled "Tiered Options."

Tiered Options. In certain cases, our employees, including our executive officers, were granted stock options that had tiered exercise pricing, meaning that a portion of the stock options were granted with exercise prices set at premiums approximately 33% and 66% higher than the fair market value at the time of grant. With these tiered stock option grants, Eligible Participants will be allowed to exchange such options only if the lowest exercise price in the tier (i.e. the option granted with no premium) is greater than the higher of $7.50 or the Adjusted Market Price. If an eligible Tiered Option is exchanged, options in each of the tiers must be surrendered, and the exercise prices of the New Options issued in exchange will reflect the same premiums applied to the exercise prices of the surrendered Tiered Option. For example, if upon the close of the Offer to Exchange, the exercise price of the New Options is $7.50, and a Tiered Option with a base exercise price of $9.33 and premium exercise prices of $12.41 and $15.49 (33% and 66% premiums, respectively) is surrendered, the resulting New Option will have exercise prices of $7.50, $9.98 and $12.45, respectively. The number of options that will be issued at each of these new exercise price tiers will be determined on a tier-by-tier basis using exchange ratios based on the Black-Scholes option valuation model, which will take into account, among other variables, the original exercise price of each tier of the surrendered Tiered Option and our stock price at the closing of the Offer to Exchange, and which should result in the fair value of the New Option being equal to the fair value of the Tiered Option surrendered.

Vesting of New Options. The New Options will have the same vesting schedules as the surrendered options, except that, if any surrendered options are already vested or will vest within 12 months of the closing date of the Offer to Exchange, the New Options granted in exchange for these surrendered options will now vest upon the 12-month anniversary of the closing of the Offer to Exchange.

Term of the New Options. The New Options, including the New Options that may be granted to our CEO in exchange for his Inducement Grants, will have the same expiration date as the original options surrendered.

Other Terms and Conditions of the New Options. The other terms and conditions of the New Options will be set forth in an option agreement to be entered into as of the New Option grant date. Any additional terms and conditions will be comparable to the other terms and conditions of the Eligible Options. All New Options will be nonstatutory stock options granted under our 2002 Equity Incentive Plan, regardless of the tax status of the Eligible Options tendered for exchange, provided that the New Options issued to our Chief Executive Office in exchange for the Inducement Grants will not be granted under our 2002 Equity Incentive Plan, but will be nonstatutory stock options with terms similar to nonstatutory options granted under our 2002 Equity Incentive Plan. The shares of Class A common stock for which the New Options may be exercised are currently registered on a registration statement filed with the SEC.

Return of Eligible Options Surrendered. Consistent with the terms of the Plans, the pool of shares available for the grant of future awards under our Plans will be increased by that number of shares equal to the difference between (a) the number of shares underlying surrendered Eligible Options issued under the Plans and (b) the number of shares underlying New Options issued under the Plans. Shares subject to the Inducement Grant were not issued under the Plans and will not be returned to the pool of shares available for grant under the Plans.

Accounting Treatment. We have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or FAS 123(R), regarding accounting for share-based payments. Under FAS 123(R), we will recognize the incremental compensation cost of the stock options granted in the Option Exchange Program. The incremental compensation cost will be measured as the excess, if any, of the fair value of each New Option granted to employees in exchange for surrendered Eligible Options, measured as of the date the New Options are granted, over the fair value of the Eligible Options surrendered in exchange for the New Options, measured immediately prior to the cancellation. This incremental compensation cost will be recognized ratably over the vesting period of the New Options. However, because the exchange ratios will be calculated to result in the fair value of Eligible Options surrendered being equal to the fair value of the New Options replacing them, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Option Exchange Program. As would be the case with Eligible Options, in the event that any of the New Options are forfeited prior to their vesting due to termination of service, the compensation cost for the forfeited New Options will not be recognized.

U.S. Federal Income Tax Consequences. The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the Option Exchange Program. A more detailed summary of the applicable tax considerations to participants will be provided in the Offer to Exchange. The tax consequences of the Option Exchange Program are not entirely certain, however, and the Internal Revenue Service is not precluded from adopting a contrary position, and the law and regulations themselves are subject to change. We believe the exchange of Eligible Options for New Options pursuant to the Option Exchange Program should be treated as a non-taxable exchange, and no income should be recognized for U.S. federal income tax purposes by us or our employees upon the grant of the New Options. As all New Options issued under the Option Exchange Program will be nonstatutory stock options, including the New Options issued to our CEO in exchange for the Inducement Grants, upon exercise of the New Options, the Eligible Participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Upon disposition of the stock, the Eligible Participant will recognize a capital gain or loss (which will be long-or short-term depending upon whether the stock was held for more than one year) equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. The tax consequences for employees located outside of the United States may differ from the U.S. federal income tax consequences. All holders of Eligible Options are urged to consult their own tax advisors regarding the tax treatment of participating in the Option Exchange Program under all applicable laws prior to participating in the Option Exchange Program.

Potential Modifications to Terms to Comply with Governmental Requirements. The terms of the Option Exchange Program will be described in an Offer to Exchange that we will file with the SEC. Although we do not anticipate that the SEC will require us to modify the terms significantly, it is possible we will need to alter the terms of the Option Exchange Program to comply with comments from the SEC. Changes in the terms of the Option Exchange Program may also be required for tax purposes for participants in the United States as the tax treatment of the Option Exchange Program is not entirely certain. In addition, we intend to make the Option Exchange Program available to certain of our employees located outside of the United States, where permitted by local law and where we determine it is feasible and practicable to do so. It is possible that we may need to make modifications to the terms offered to employees in countries outside the United States to comply with local requirements, or for tax or accounting reasons. We reserve the right not to conduct the Option Exchange Program in countries in which we deem it inadvisable to do so for any reason.

Effect on Stockholders

We are not able to predict the impact the Option Exchange Program will have on your interests as a stockholder, as we are unable to predict how many participants will exchange their Eligible Options or what the future market price of our Class A common stock will be on the date that the New Options are granted. If the Option Exchange Program is approved, the exchange ratios should result in (1) the issuance of fewer shares subject to the New Options than were subject to the cancelled Eligible Options tendered in the exchange offer and (2) the fair value of Eligible Options surrendered being equal to the fair value of the New Options replacing them. As a consequence, we do not expect to recognize any incremental compensation expense for financial reporting purposes from the Option Exchange Program. In addition, the Option Exchange Program is intended to reduce both our existing stock option overhang and our need to issue supplemental stock options in the future to remain competitive with other employers.

While we cannot predict how many Eligible Options will be exchanged, assuming full participation in the Option Exchange Program, market price of our Class A common stock of $7.00 per share, an exercise price of the New Options of $7.50 per share and exchange ratios that result in the fair value of the New Options being equal to the fair value of the Eligible Options surrendered based on valuation assumptions made as of the close of the Option Exchange Program, the total number of shares underlying our outstanding options would be reduced by approximately 2.8 million shares, which represents a reduction of approximately 7.8% of the number of shares of our Class A common stock outstanding as of April 8, 2008. The actual reduction in our overhang that could result from the Option Exchange Program could vary significantly and is dependent upon a number of factors, including the actual level of participation in the Option Exchange Program.

Recommendation of the Board of Directors

For all of the reasons set forth above, the Board of Directors recommends a vote FOR Proposal Two.

Interests of Our Directors and Executive Officers in the Option Exchange Program

The following table shows the number of shares subject to Eligible Options held by our directors and executive officers (as such term is defined in Section 16 of the Securities Exchange Act of 1934, as amended, and Rule 16a-1 thereunder) as of April 8, 2008 and the number of shares subject to New Options that they may receive assuming, for purposes of illustration only, that: (1) each director and executive officer decides to exchange all of his or her Eligible Options, (2) the market price of our Class A common stock is $7.00 per share and (3) the exercise price of the New Options is $7.50 per share.

Name of Director or Executive Officer	Title	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Hypothetical Number of Shares Underlying New Options that May be Granted Based on Specified Assumptions
Steven B. Fink	Director and Chairman	135,000	$14.22	6.90	60,765
Jeffrey G. Katz	Director and Chief Executive Officer	2,681,250(1)	$12.57	8.23	1,724,259
Thomas J. Kalinske	Director and Vice Chairman	494,723	$15.91	6.31	159,721
Stanley E. Maron	Director	95,000	$14.78	6.55	39,398
E. Stanton McKee, Jr.	Director	80,000	$19.26	7.16	31,692
David C. Nagel	Director	57,500	$12.14	8.07	31,842
Ralph R. Smith	Director	63,750	$10.79	7.82	39,521
Caden Wang	Director	63,750	$10.79	7.82	39,521
William B. Chiasson	Chief Financial Officer	382,000	$12.39	7.65	218,874
Nancy G. MacIntyre	Executive Vice President, Product, Innovation and Marketing	100,000	$12.96	8.83	66,658
Martin A. Pidel	Executive Vice President, International	75,000	$11.65	8.75	56,834
Michael J. Dodd	Senior Vice President, Supply Chain and Operations	190,000	$11.41	8.31	136,795
Michael J. Lorion	President, LeapFrog School	103,500	$11.75	8.31	71,767
William K. Campbell	Senior Vice President, U.S. Consumer Sales	172,734	$12.88	7.85	107,314
Robert L. Moon	Senior Vice President, Chief Information Officer	165,000	$11.52	8.03	110,242
Hilda S. West	Senior Vice President, Human Resources	75,000	$ 9.33	8.56	58,564
Peter M. O. Wong	Senior Vice President, General Counsel and Corporate Secretary	164,900	$11.49	7.52	108,562
Mark A. Etnyre	Vice President, Corporate Controller and Principal Accounting Officer	0	$ 0	0	0

(1) Of the total number of shares underlying Eligible Options held by Mr. Katz, 2,000,000 option shares were issued under our 2002 Equity Incentive Plan, 31,250 option shares were issued under our 2002

Non-Employee Directors' Stock Award Plan and 650,000 option shares were issued pursuant to the Inducement Grants awarded to Mr. Katz upon his joining LeapFrog as President and CEO and were not issued under either our 2002 Equity Incentive Plan or our 2002 Non-Employee Directors' Stock Award Plan. Any New Options issued under the Option Exchange Program to Mr. Katz in exchange for the Inducement Grants will not be issued under the Plans and will be issued to Mr. Katz only if our stockholders approve Proposal Two. Using the same assumptions specified in the introductory paragraph to the above table, the hypothetical number of shares underlying New Options that may be granted to Mr. Katz in exchange for his Inducement Grants is approximately 384,000 shares.

Equity Compensation Plan Information

The following table shows certain information concerning our Class A common stock to be issued in connection with our 2002 Equity Incentive Plan and our 2002 Non-Employee Directors' Stock Award Plan as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,559,554	$12.69	5,746,957(1)
Equity compensation plans not approved by security holders	650,000	$15.90	—
TOTAL	10,209,554	$12.92	5,746,957

(1) Includes 1,474,808 shares reserved for issuance under our 2002 Employee Stock Purchase Plan; 3,571,871 shares reserved for issuance under our 2002 Equity Incentive Plan and 700,278 shares reserved for issuance under our 2002 Non-Employee Directors' Stock Award Plan.

PROPOSAL THREE

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008, and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited our consolidated financial statements since September 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the audit committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the company and our stockholders.

Ratification of the selection of Ernst & Young LLP requires the affirmative vote of a majority of the votes of the holders of shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accounting Firm Fee Information

In connection with the audit of the 2007 financial statements, we entered into an engagement agreement with Ernst & Young LLP that set forth the terms by which Ernst & Young LLP will perform audit services for us. That agreement is subject to alternative dispute resolution procedures and our exclusion of punitive damages.

The following table represents aggregate fees billed or to be billed to us for services performed for the fiscal years ended December 31, 2007 and 2006, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year Ended (in thousands)	
	2007	2006
Audit Fees	$2,608	$2,845
Audit-related Fees	38	43
Tax Fees	—	163
All Other Fees	—	—
Total Fees	$2,646	$2,951

All services provided by Ernst & Young LLP for the fiscal years ended December 31, 2007 and 2006 were approved by the audit committee.

Audit Fees

The aggregate fees billed or to be billed by Ernst & Young LLP for financial audit services totaled $2.6 million in 2007 and $2.8 million in 2006. The above amounts include fees associated with the annual audit, the

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reviews of our quarterly reports on Form 10-Q filed with the SEC, statutory audits required internationally, services related to compliance with Sarbanes-Oxley Act of 2002 internal control testing and review of correspondence with the SEC.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP for audit-related services totaled $38,000 in 2007, which consisted of fees related to an analysis of FIN 48 and a Form S-8 registration statement filing with the SEC, and $43,000 in 2006, which consisted of fees related to FAS 123R, a Form S-8 registration statement filing with the SEC and SAB99 consultation work.

Tax Fees

There were no aggregate fees billed by Ernst & Young LLP for tax services in 2007, and in 2006, the aggregate fees billed by Ernst & Young LLP for tax services, consisting of tax compliance, tax advice and tax planning, totaled $0.2 million.

All Other Fees

There were no other fees paid to Ernst & Young LLP in 2007 and 2006.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

As set forth in its charter, the audit committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As allowed under its charter, the audit committee has delegated to the Chairman of the audit committee, Mr. E. Stanton McKee, Jr., the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full audit committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the audit committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the audit committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The audit committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the registered public accounting firm's independence.

Recommendation of the Board of Directors
The Board of Directors Recommends A Vote FOR Proposal Three.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Controlling Stockholder

As of April 8, 2008, Lawrence J. Ellison, through entities controlled by him, held a majority of the voting power of our outstanding stock. As a result, Mr. Ellison controls the election of all members of our board of directors and all other matters submitted to a vote of our stockholders. Mr. Ellison is Chief Executive Officer of Oracle Corporation.

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's common stock as of April 8, 2008 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of our common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our common stock, as the case may be, and Schedules 13D and 13G filed with the Securities and Exchange Commission, or SEC.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of April 8, 2008. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial Ownership of Our Common Stock (continued)

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned(1)			Percentage of Combined Voting Power Of All Classes of Stock(3)
	Class A	Class B	Total	Class A	Class B	Total(2)	
Lawrence J. Ellison(4)	—	16,585,345	16,585,345	*	60.1%	26.1%	53.1%
Michael R. Milken(5)	1,601,789	9,387,732	10,989,521	4.5%	34.0%	17.3%	30.6%
Lowell J. Milken(6)	250,508	5,144,130	5,394,638	*	18.6%	8.5%	16.6%
Franklin Resources, Inc.(7)	6,565,980	—	6,565,980	18.3%	*	10.3%	2.1%
Third Avenue Management LLC(8)	4,977,817	—	4,977,817	13.9%	*	7.8%	1.6%
Renaissance Technologies Corp.(9)	2,412,000	—	2,412,000	6.7%	*	3.8%	*
Wells Fargo & Company(10)	2,402,600	—	2,402,600	6.7%	*	3.8%	*
The TCW Group, Inc.(11)	1,897,499	—	1,897,499	5.3%	*	3.0%	*
Jeffrey G. Katz(12)	1,366,006	—	1,366,006	3.7%	*	2.1%	*
William B. Chiasson(13)	251,561	—	251,561	*	*	*	*
Nancy G. MacIntyre(14)	39,998	—	39,998	*	*	*	*
Martin A. Pidel(15)	31,298	—	31,298	*	*	*	*
Michael J. Dodd(16)	115,018	—	115,018	*	*	*	*
Steven B. Fink(17)	151,015	50,000	201,015	*	*	*	*
Thomas J. Kalinske(18)	718,548	1,107	719,655	2.0%	*	1.1%	*
Stanley E. Maron(19)	104,551	168	104,719	*	*	*	*
E. Stanton McKee, Jr.(20)	74,165	—	74,165	*	*	*	*
David C. Nagel(21)	48,402	—	48,402	*	*	*	*
Ralph R. Smith(22)	56,144	—	56,144	*	*	*	*
Caden Wang(23)	56,144	—	56,144	*	*	*	*
All directors and executive officers as a group (18 persons)(24)	3,422,819	51,275	3,474,094	8.6%	*	5.1%	*

* Less than one percent.

(1) Based on 35,910,519 shares of Class A common stock and 27,614,176 shares of Class B common stock outstanding as of April 8, 2008. Unless otherwise indicated in the footnotes to this table, the applicable address for each of our directors and executive officers is c/o LeapFrog Enterprises, Inc., 6401 Hollis Street, Emeryville, California 94608.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis assuming the conversion of all Class B common stock to Class A common stock.

(3) These percentages reflect the different voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) Includes 16,585,345 shares of Class B common stock held indirectly by Mr. Ellison through Mollusk Holdings, LLC, which is controlled by Cephalopod Corporation and Lawrence Investments, LLC, over which Mr. Ellison shares voting and investment power. The address for Mollusk Holdings, LLC is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

(5) Includes:

- 5,039,937 shares of Class B common stock and 1,601,789 shares of Class A common stock held directly by Mr. M. Milken;
- 4,336,216 shares of Class B common stock held indirectly by Mr. M. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power.

The address for Mr. M. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(6) Includes:

- 796,335 shares of Class B common stock and 208,422 shares of Class A common stock held directly by Mr. L. Milken;
- 42,086 shares of Class A common stock held in a trust of which Mr. L. Milken is a trustee;
- 4,336,216 shares of Class B common stock held indirectly by Mr. L. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power.

The address for Mr. L. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) Based solely on information provided in a Schedule 13G filed on February 8, 2008 by Franklin Resources, Inc. or Franklin. The address for Franklin is One Franklin Parkway, San Mateo, California 94403.

(8) Based solely on information provided in a Schedule 13G filed on February 14, 2008 by Third Avenue Management LLC, or Third Avenue. Third Avenue has sole voting power over 4,876,617 shares and sole dispositive power over 4,977,817 shares. The address for Third Avenue is 622 Third Avenue, 32nd Floor, New York, New York 10017.

(9) Based solely on information provided in a Schedule 13G filed on February 13, 2008 by Renaissance Technologies LLC or Renaissance. The address for Renaissance is 800 Third Avenue, New York, New York 10022.

(10) Based solely on information provided in a Schedule 13G filed on January 29, 2008 by Wells Fargo & Company or Wells Fargo. Wells Fargo has sole voting power over 1,874,400 shares, shared voting power over 1,000 shares and sole dispositive power over 2,401,600 shares. The address for Wells Fargo is 420 Montgomery Street, San Francisco, California 94613.

(11) Based solely on information provided in a Schedule 13G filed on February 11, 2008 by The TCW Group, Inc. on behalf of the TCW Business Unit or TCW. TCW has shared voting power over 686,499 shares and shared dispositive power over 1,897,499 shares. The address for TCW is 865 South Figueroa Street, Los Angeles, California 90017.

(12) Includes 1,331,006 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008.

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(13) Includes 241,331 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008.

(14) Includes 39,998 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008.

(15) Includes 29,998 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008.

(16) Includes 91,768 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008 and 7,125 shares of Class A common stock that are scheduled to be released within 60 days after April 8, 2008 upon the vesting of restricted stock awards and restricted stock unit awards granted to Mr. Dodd.

(17) Includes:

- 138,515 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008;
- 12,500 shares of Class A common stock issuable upon restricted stock unit awards vesting within 60 days after April 8, 2008, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Fink's term on LeapFrog's board of directors; and
- 50,000 shares of Class B common stock presently held pro rata by ET Holdings, LLC, Mollusk Holdings, LLC and Michael R. Milken based on the number of shares of LeapFrog's Class B common stock distributed by Mounte LLC (formerly Krest LLC) to each of such three stockholders in September 2005, which may be acquired by Mr. Fink at any time upon the exercise of a call option that each of such three stockholders has granted to Mr. Fink. Mr. Fink shares voting and investment power with respect to these shares with each of such three stockholders.

(18) Includes 425,346 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008.

(19) Includes 87,249 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008 and 8,333 shares of Class A common stock issuable upon restricted stock unit awards vesting within 60 days after April 8, 2008, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Maron's term on LeapFrog's board of directors. The address for Mr. Maron is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(20) Represents 63,749 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008 and 10,416 shares of Class A common stock issuable upon restricted stock unit awards vesting within 60 days after April 8, 2008, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. McKee's term on LeapFrog's board of directors;

(21) Represents 40,069 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008 and 8,333 shares of Class A common stock issuable upon restricted stock unit awards vesting within 60 days after April 8, 2008, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Dr. Nagel's term on LeapFrog's board of directors;

(22) Represents 47,811 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008 and 8,333 shares of Class A common stock issuable upon restricted stock unit awards vesting within 60 days after April 8, 2008, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Smith's term on LeapFrog's board of directors;

(23) Represents 47,811 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008 and 8,333 shares of Class A common stock issuable upon restricted stock unit awards vesting within 60 days after April 8, 2008, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Wang's term on LeapFrog's board of directors;

(24) See footnotes 12 through 23 above, as applicable. Includes 35,464 shares of Class A common stock held by our executive officers who are not named executive officers. Also includes 363,780 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 8, 2008 and 10,725 shares of Class A common stock that are scheduled to be released within 60 days after April 8, 2008 upon the vesting of restricted stock unit awards held by executive officers who are not named in the Summary Compensation Table below.

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TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

In February 2008, we adopted a written policy regarding transactions with related persons that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which LeapFrog and any "related person" are participants and involves an amount that exceeds $120,000. Transactions involving compensation for services provided to LeapFrog as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than five percent stockholder of LeapFrog (as determined by the combined voting power of all classes of stock), including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to LeapFrog of the transaction and whether any alternative transactions were available. To identify related-person transactions, we rely on information supplied by our management and directors. In considering related-person transactions, the board takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to LeapFrog, (b) the impact on a director's independence if the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval or ratification. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the board must look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of LeapFrog and its stockholders, as the board determines in the good faith exercise of its discretion.

Certain Related-Person Transactions

Since April 2004, we have been a majority-owned subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, which owns a majority of our voting shares. In 2007 we purchased software products and support services from Oracle Corporation totaling $481,104. As of December 31, 2007, Lawrence J. Ellison, the Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16,585,000 shares of our Class B common stock, which represents approximately 53.1% of the combined voting power of our Class A common stock and Class B common stock. For a more complete discussion of Mr. Ellison's beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management."

In 2007, we paid Pillar Data Systems, Inc. a total of $336,834 in equipment fees. Mr. Ellison is the majority stockholder of Pillar Data Systems, Inc.

We are currently involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between LeapFrog and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. We are claiming a $635,000 refund of amounts we previously paid under the agreement, while Mounte LLC is claiming we owe it an additional payment of approximately $1,200,000. Mounte LLC is indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who beneficially own a majority of our voting shares. The parties are awaiting the results of a California state audit of Mounte LLC before proceeding with discussions.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

BOARD OF DIRECTORS

Independence of the Board of Directors

As required under the New York Stock Exchange, or NYSE, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time. In addition, our board of directors has adopted categorical standards of independence to assist the board in its determination of director independence. The categorical standards are attached as Appendix A to this Proxy Statement.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively has determined that all of our directors are independent directors within the meaning of the applicable NYSE listing standards, except for Mr. Katz, our President and CEO, and Mr. Kalinske, our former CEO. Our board of directors has also affirmatively determined that, pursuant to the categorical standards adopted by our board, none of the independent directors has a material relationship with us.

Meetings

During the fiscal year ended December 31, 2007, the board of directors held five meetings. Each director attended at least 75% of the aggregate of the meetings of the board and of the committees on which the director served, held during the period for which he was a director or committee member.

As required under NYSE listing standards, in fiscal 2007 our non-management directors met four times in regularly scheduled executive sessions at which only non-management directors were present. Steven B. Fink, the Chairman of our board of directors, presided over each of these executive sessions. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chairman of the audit, compensation or nominating and corporate governance committee.

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Compensation of Directors

During the fiscal year ended December 31, 2007, our non-employee directors received the following compensation for their service on our board of directors:

Director Compensation for Fiscal Year 2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(6)	Option Awards ($)(4)(5)(6)	All Other Compensation ($)	Total ($)
Steven B. Fink	88,917	65,546	93,341	—	247,804
Thomas J. Kalinske	37,500	—	249,411	635,395(7)	922,306
Stanley E. Maron	64,000	43,697	56,005	—	163,702
E. Stanton McKee, Jr.	72,500	54,621	71,822	—	198,943
David C. Nagel	48,500	43,697	32,296	—	124,493
Ralph R. Smith	46,500	43,697	79,992	—	170,189
Caden Wang	70,000	43,697	79,992	—	193,689

(1) Reflects board retainer fees, committee chair and audit committee retainer fees and meeting fees.

(2) The value shown for the stock awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123R and includes amounts attributable to awards granted in and prior to fiscal year 2007. The assumptions made in the valuation of the stock awards are discussed in Note 16, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. However, as required, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) In March 2007, each of our independent directors was granted a restricted stock unit award with the following full grant date fair value, as calculated under FAS 123R for financial statement reporting purposes:

Name	Full Grant Date Fair Value
Steven B. Fink	$323,400
Stanley E. Maron	$215,600
E. Stanton McKee, Jr.	$269,500
David C. Nagel	$215,600
Ralph R. Smith	$215,600
Caden Wang	$215,600

(4) The value shown for the option awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123R and includes amounts attributable to awards granted in and prior to fiscal year 2007. The assumptions made in the valuation of the option awards are discussed in Note 16, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. However, as required, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions.

(5) In July 2007, each of our non-employee directors was automatically granted an annual nonstatutory stock option award pursuant to our 2007 Non-Employee Directors' Stock Award Plan. The full grant date fair value of each of these option awards, as calculated under FAS 123R for financial statement reporting purposes, is as follows:

Name	Full Grant Date Fair Value
Steven B. Fink	$122,083
Thomas J. Kalinske(a)	$ 36,625
Stanley E. Maron	$ 73,250
E. Stanton McKee, Jr.	$ 73,250
David C. Nagel	$ 73,250
Ralph R. Smith	$ 73,250
Caden Wang	$ 73,250

(a) Mr. Kalinske received a pro-rated annual nonstatutory stock option award as he became a non-employee director on January 1, 2007.

(6) At December 31, 2007, our non-employee directors each held an aggregate number of shares subject to stock awards and stock options as follows:

Name	Stock Awards (in shares)			Stock Options (in shares)
	Vested	Unvested	Total Outstanding	Total Outstanding
Steven B. Fink	8,333	21,667	30,000	165,600
Thomas J. Kalinske(a)	—	—	—	494,723
Stanley E. Maron	5,555	14,445	20,000	103,500
E. Stanton McKee, Jr.	6,944	18,056	25,000	80,000
David C. Nagel	5,555	14,445	20,000	57,500
Ralph R. Smith	5,555	14,445	20,000	63,750
Caden Wang	5,555	14,445	20,000	63,750

(a) Mr. Kalinske received a pro-rated annual nonstatutory stock option award as he became a non-employee director on January 1, 2007 and he did not receive a restricted stock unit award grant in March 2007 as he was not an independent director.

(7) On December 31, 2006, we entered into an Amendment to Employment Agreement with Thomas J. Kalinske, our Vice Chairman, pursuant to which his employment with us terminated effective December 31, 2006. In connection with his termination, we agreed to provide (a) payments of $46,875 per month from January 1 through June 30, 2007 and $50,500 per month from July 1, 2007 through April 28, 2008 on our customary payroll dates, which has an aggregate value of $786,250 and (b) reimbursement of health insurance benefits for him and his dependents until the earlier of April 28, 2008 and the date on which Mr. Kalinske becomes eligible for group health insurance benefits from a subsequent employer, which has a value of up to $14,183. From January 2007 through December 2007, we leased an office for Mr. Kalinske's use and paid a total of $36,962 in rental and operating fees during the 2007 fiscal year for the office space.

Each of our non-employee directors received a cash meeting fee of $1,500 for each board of directors and committee meeting attended, even if the meetings occurred on the same day. In addition to this meeting fee, each non-employee director received the following annual retainer fees:

- Each non-employee director received an annual retainer of $30,000, provided that a non-employee director who held the position of Chairman of our board received an annual retainer of $60,000 in lieu of an annual retainer of $30,000.
- Each non-employee director who served as a member of our audit committee received an annual retainer of $10,000, provided that the Chairman of our audit committee received an annual retainer of $20,000 in lieu of an annual retainer of $10,000.
- Each non-employee director who served as the Chairman of our compensation committee, nominating and corporate governance committee, and any other committee created by our board of directors received an additional annual retainer of $5,000.

Proxy

In the fiscal year ended December 31, 2007, the total cash compensation paid to non-employee directors was $427,917. The members of our board of directors are also eligible for reimbursement of their expenses incurred in attending board meetings.

Our 2002 Non-Employee Directors' Stock Award Plan, or Director Plan, provides for automatic stock award grants to our non-employee directors upon being elected to our board and annual stock awards on July 1 of each year (or the next business day if that date is a legal holiday or falls on a weekend day). The board or a committee of the board has the discretion to provide that initial and annual grants under the Director Plan will be made in the form of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights or performance stock awards. If equity grants are made in the form of stock options, the Director Plan provides that the initial grant is an option to purchase 30,000 shares of our Class A common stock and the annual grant is an option to purchase 15,000 shares of our Class A common stock; provided, however, that a non-employee director who holds the position of Chairman of our board of directors at the time of the annual grant will receive an annual grant of 25,000 shares in lieu of an annual grant of 15,000 shares. In the event that initial and annual grants are made in the form of stock awards other than options, the board or a committee of the board has the authority to determine the number of shares subject to such stock awards. No other stock awards may be granted at any time under the Director Plan.

With respect to stock option awards, the exercise price of options granted under the Director Plan is 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Director Plan vest in equal monthly installments over a three-year period in accordance with its terms. The term of options granted under the Director Plan is ten years. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving LeapFrog, the vesting of each option will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates; provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change in control).

In February 2007, the board unanimously approved a grant of 20,000 restricted stock units, or RSUs, to directors that have not been employed by LeapFrog in the past three years, except that our Chairman of our board, Mr. Fink, received a grant of 30,000 RSUs and the Chairman of our audit committee, Mr. McKee, received a grant of 25,000 RSUs. Pursuant to our stock award granting policy these awards were granted in March 2007. These RSUs vest monthly over a three-year period, and, regardless of the vesting terms, the shares of Class A common stock underlying the RSUs will not be delivered to a director until three months following the expiration or termination of the director's term on the board. The vesting of these RSUs will fully accelerate in the event of a "change in control," as defined in the Director Plan. Any non-employee director who joined the board in 2007 would have received a similar grant of RSUs. In 2008, the board will evaluate whether to continue this RSU grant feature for the benefit of any new non-employee directors. In recommending to the board the issuance of the RSUs, the nominating and corporate governance committee reviewed the competitiveness of LeapFrog's total director compensation using materials provided by a compensation consultant, Towers Perrin. In examining total director compensation, the nominating and corporate governance committee found that past equity awards fell short of delivering their intended value and that LeapFrog's current director compensation fell short of the board's target of keeping total director compensation at approximately the 75th percentile of similar companies. In light of this shortfall, the nominating and corporate governance committee recommended to the board the issuance of RSUs to bring total director compensation closer to our target compensation and to industry standards, as well as to more completely compensate our current directors, and any directors who might have joined the board in 2007, for such additional work that was required of our directors in 2007 due to the implementation of our strategic plan and related matters.

Committees of the Board

In 2007, our board had four committees: an audit committee, a compensation committee, a nominating and corporate governance committee and a strategy committee. The strategy committee was dissolved by the board in July 2007. The following table provides membership and meeting information for each of the board committees in 2007:

Member of our board of directors in the fiscal year 2007	Audit	Compensation	Nominating and Corporate Governance	Strategy
Steven B. Fink		X	X*	X*
Stanley E. Maron	X			
E. Stanton McKee, Jr.	X*			
David C. Nagel		X*		X
Ralph R. Smith		X	X	
Caden Wang	X		X	X
Total meetings in fiscal year 2007	11	5	4	0

* Committee Chairman

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The board of directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to LeapFrog.

AUDIT COMMITTEE

The audit committee of our board of directors was established by our board in accordance with Section (3)(a)(58)(A) of the Securities Exchange Act of 1934 and oversees our corporate accounting and financial reporting process and the audits of our financial statements. For this purpose, the audit committee performs several functions. Among other things, the audit committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on LeapFrog's engagement team as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in LeapFrog's annual report on Form 10-K and quarterly reports on Form 10-Q and other financial disclosures; and

- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of LeapFrog's quarterly financial statements.

The audit committee is currently composed of three directors: Messrs. McKee (Chair), Maron and Wang. The audit committee met 11 times during our 2007 fiscal year. The board has determined that all members of LeapFrog's audit committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The audit committee has adopted a written audit committee charter that is posted on the corporate governance section of our website at www.leapfroginvestor.com.

Our board of directors has determined that Mr. McKee, the Chairman of our audit committee, and Mr. Wang each qualify as an "audit committee financial expert," as defined in applicable SEC rules. The board made a qualitative assessment of Messrs. McKee's and Wang's level of knowledge and experience based on a number of factors, including their formal education and experience, in the case of Mr. McKee, as a chief financial officer for a publicly held company, and in the case of Mr. Wang, as chief financial officer for various privately held companies and as the chairman of the audit committee of a publicly held company.

REPORT OF THE AUDIT COMMITTEE[1]

The audit committee consists of three directors, each of whom is an independent director in accordance with the rules and regulations of the NYSE.

The responsibilities of the audit committee include recommending to the board an accounting firm to be engaged as LeapFrog's independent registered public accounting firm and pre-approving any non-audit services provided by LeapFrog's independent registered public accounting firm. Additionally, and as appropriate, the audit committee reviews and evaluates, and discusses and consults with LeapFrog management, LeapFrog internal audit personnel and the independent registered public accounting firm regarding the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of LeapFrog's consolidated financial statements;
- LeapFrog's financial disclosure documents, including all financial statements, and reports filed with the SEC or sent to stockholders;
- changes in LeapFrog's accounting practices, principles, controls or methodologies, or in LeapFrog's financial statements;
- significant developments in accounting rules;
- the internal audit function, including its plans, activities, personnel, processes for reporting and detecting errors, non-compliance with applicable law and policies, and fraud;
- the adequacy of LeapFrog's internal accounting controls, and accounting, financial and auditing personnel; and
- the establishment and maintenance of an environment at LeapFrog that promotes ethical behavior.

Monitoring of Integrity of Financial Statements

The audit committee is responsible for reviewing LeapFrog's quarterly and annual financial statements and discussing the financial statements with management and Ernst & Young LLP, the company's independent registered public accounting firm. At each of its meetings to discuss financial statements, management represented to the audit committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The audit committee discussed with management the significant accounting policies utilized by the company, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. At each of these meetings to review the quarterly and annual financial results for 2007, the audit committee met separately with the independent registered public accounting firm to review the results of its examination and the overall quality of the company's financial and accounting reporting. In relation to the audited consolidated financial statements for 2007, the audit committee reviewed and discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T which includes, among other things:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

1 The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporate by reference into any filing of LeapFrog under the Securities Act of 1933 (the "1933 Act") or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Proxy

- the process used by management in formulating particularly sensitive accounting estimates and the basis for the independent registered public accounting firm's conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

Based on the discussions with management and Ernst & Young LLP concerning the audit, the audit committee's review of the representations of management and the report of the independent registered public accounting firm to the audit committee, the audit committee's independence review, as described below, and the review of such other matters deemed relevant and appropriate by the audit committee, the audit committee recommended to the board of directors that the financial statements be included in LeapFrog's 2007 Annual Report on Form 10-K filed with the SEC.

Oversight of Independent Registered Public Accounting Firm

The audit committee appoints the independent registered public accounting firm and reviews their performance and independence from management. Ernst & Young LLP provided to the audit committee the written disclosures required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), as adopted by the PCAOB in Rule 3600T and Ernst & Young LLP reported that it is independent under applicable standards in connection with its audit opinion for the company's 2007 financial statements. The audit committee has discussed with Ernst & Young LLP its independence from the company.

As set forth in its charter, the audit committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm, provided that, as allowed under its charter, the audit committee has delegated to the Chairman of the audit committee the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full audit committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the audit committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the audit committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The fees paid to the independent registered public accounting firm for services performed for fiscal year 2007 are disclosed in this report under the caption "Proposal Three—Ratification of Selection of Independent Registered Public Accounting Firm—Independent Registered Public Accounting Firm Fee Information."

Oversight of Assessment of Internal Control Over Financial Reporting

During 2007, management documented, tested and evaluated the company's internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The audit committee was kept apprised of the company's progress by management and the independent registered public accounting firm at each regularly scheduled committee meeting as well as at specially scheduled meetings. At the conclusion of the assessments, management and Ernst & Young LLP each provided the audit committee with its report on the effectiveness of the company's internal control over financial reporting. The committee reviewed management's assessment and the independent registered public accounting firm's opinion on the effectiveness of internal control over financial reporting that were included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Audit Committee

E. Stanton McKee, Jr. (Chairman)
Stanley E. Maron
Caden Wang

COMPENSATION COMMITTEE

The compensation committee reviews and approves the overall compensation strategy and policies for LeapFrog. The compensation committee reviews and approves corporate performance goals and objectives relevant to the compensation of LeapFrog's executive officers and other senior management; reviews and recommends to the board for approval the compensation and other terms of employment of LeapFrog's CEO; administers LeapFrog's equity incentive and purchase plans, stock bonus plans and other similar programs; and reviews and recommends that the Compensation Discussion and Analysis section be included in this proxy statement. The compensation committee may form and delegate authority to subcommittees, as appropriate. Under this delegation authority, the compensation committee has formed a non-executive officer stock award committee, currently made up of LeapFrog's CEO, that may grant stock awards to employees who are not executive officers (as such term is defined in Section 16 of the Securities Exchange Act of 1934, as amended, and Rule 16a-1 thereunder) of LeapFrog, provided that this committee is authorized to grant only stock awards that meet the annual stock award grant guidelines approved by the compensation committee, which sets forth the number of shares that may be granted to persons based on level and the total number of shares that may be granted in any given year.

Our policy is that we will not time or select the grant dates for any stock options or stock-based awards in coordination with the release by us of material non-public information, nor will we have any program, plan or practice to do so. In addition, in February 2007, the compensation committee recommended and the board of directors adopted specific written policies regarding the selection of grant dates for stock options and stock-based awards made to LeapFrog's executive officers and employees. See the section entitled "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Stock Award Granting Policy" in this proxy statement for information relating to this policy.

The compensation committee reviews and considers evaluations and recommendations from LeapFrog's CEO submitted to the compensation committee with respect to the compensation of other executive officers. Our CEO is not present during any deliberations or decisions concerning his compensation.

The compensation committee is authorized under its charter to obtain, at the expense of the company, advice and assistance from internal and external legal, accounting or other advisors and consultants that the compensation committee considers necessary or appropriate in the performance of its duties. During the past fiscal year, the compensation committee engaged Towers Perrin as compensation consultants. The compensation committee requested that Towers Perrin evaluate LeapFrog's compensation practices and assist in developing and implementing the executive compensation program and philosophy. Towers Perrin developed a competitive peer group and performed analyses of competitive performance and compensation levels. Towers Perrin also met individually with members of the compensation committee and senior management to learn more about LeapFrog's business operations and strategy, key performance metrics and target goals and the labor markets in which we compete. Towers Perrin ultimately developed recommendations that were reviewed and approved by the compensation committee. The specific tasks and responsibilities in implementing the directive of the compensation committee are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

The compensation committee is currently comprised of three directors, Dr. Nagel (Chair) and Messrs. Fink and Smith. The board has determined that all members of LeapFrog's compensation committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The compensation committee met five times during our 2007 fiscal year. The compensation committee has adopted a written compensation committee charter that is posted on the corporate governance section of our website at www.leapfroginvestor.com.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, in 2007, Dr. Nagel and Messrs. Fink and Smith served on our compensation committee. During the fiscal year ended December 31, 2007, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

REPORT OF THE COMPENSATION COMMITTEE[1]

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the compensation committee has recommended to the board of directors that the CD&A be included in this proxy statement and incorporated into our annual report on Form 10-K for the fiscal year ended December 31, 2007.

Compensation Committee

David C. Nagel (Chairman)
Steven B. Fink
Ralph R. Smith

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The nominating and corporate governance committee, or governance committee, of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board (consistent with criteria approved by the board), reviewing and evaluating incumbent directors, recommending to the board for selection candidates for election to the board of directors, making recommendations to the board regarding the membership of the committees of the board, assessing the performance of management and the board, reviewing the compensation paid to non-employee directors for their service on our board and its committees, and developing a set of corporate governance principles for LeapFrog. Our governance committee is currently composed of three directors, Messrs. Smith (Chair), Fink and Wang. All members of the governance committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The governance committee met four times during our 2007 fiscal year. The governance committee has adopted a written governance committee charter that is posted on the corporate governance section of our website at www.leapfroginvestor.com.

The governance committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The governance committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of LeapFrog, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the governance committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the

1 The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the 1933 Act or the 1934 Act, other than LeapFrog's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

board, the operating requirements of LeapFrog and the long-term interests of stockholders. In conducting this assessment, the governance committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board and LeapFrog, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors, the governance committee reviews such directors' overall service to LeapFrog during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the governance committee also determines whether the nominee must be independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The governance committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The governance committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the board by majority vote. To date, LeapFrog has not received a timely director nominee from a stockholder or stockholders holding more than five percent of our voting stock.

The governance committee will consider director candidates recommended by stockholders. The governance committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the governance committee to become nominees for election to the board may do so by delivering a written recommendation to the governance committee at the following address: Chairman of the Nominating and Corporate Governance Committee c/o Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608, at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders, which for our 2009 annual meeting of stockholders is a deadline of December 23, 2008. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

STRATEGY COMMITTEE

In March 2006, the board of directors approved the formation of a strategy committee to assist LeapFrog's executive officers in developing the overall business strategy for the company, and appointed Steven B. Fink, the chairman of the strategy committee. In April 2006, the board of directors appointed Dr. Nagel and Messrs. Katz and Wang to the strategy committee. Mr. Katz resigned from the strategy committee in July 2006 when he became our CEO and President. Due to changes and additions made to our management, business direction and operations in 2006 and 2007, the board dissolved the strategy committee in July 2007.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

In April 2004, our board of directors documented the governance practices followed by LeapFrog by adopting Corporate Governance Guidelines to assure that the board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the board will follow with respect to board composition and selection, board meetings and involvement of senior management, CEO performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines were adopted by the board to, among other things, reflect changes to the

NYSE listing standards and SEC rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The nominating and corporate governance committee assists the board in implementing and enforcing the Corporate Governance Guidelines.

Corporate Governance Materials

Our Corporate Governance Guidelines, as well as the charters for each committee of the board, are posted on the corporate governance section of our website at www.leapfroginvestor.com. In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines as well as the charters of our audit committee, compensation committee and nominating and corporate governance committee by writing to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608.

CODE OF ETHICS

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all of our officers, directors and employees. Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available on the corporate governance section of our website at www.leapfroginvestor.com. Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the corporate governance section of our website at www.leapfroginvestor.com.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

LeapFrog's board has adopted a formal process by which stockholders may communicate with the board or any of its directors. Stockholders and other interested parties who wish to communicate with the board may do so by sending written communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608. All communications will be compiled by our Corporate Secretary and submitted to the board or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board. The purpose of this screening is to allow the board to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the independent directors of the board. All communications directed to the audit committee in accordance with the procedures set forth in this paragraph that relate to questionable accounting or auditing matters involving LeapFrog will be promptly and directly forwarded to the audit committee. A summary of these communication procedures is posted on the corporate governance section of our website at www.leapfroginvestor.com.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Discussion and Analysis provides information about the overall objectives of our executive compensation program and each element of compensation that we provide to our named executive officers. For purposes of this proxy statement, our "named executive officers" are our President and Chief Executive Officer (CEO), our Chief Financial Officer (CFO) and our three other most highly compensated executive officers during the most recently completed year, as reflected in the Summary Compensation Table below. The compensation philosophy discussed here is applicable to all of our named executive officers.

Executive Compensation Program Philosophy

Our compensation philosophy is to provide total compensation packages that reasonably, equitably and responsibly meet the following objectives:

- Motivate and reward outstanding company performance and to a lesser extent individual performance.
- Attract and retain talented employees who are motivated to perform at a high level and to contribute significantly to the achievement of our goals.
- Align the efforts of our employees with the interests of our stockholders over the long term.
- Effectively manage the total cost of executive compensation to the company.

Our compensation philosophy is based upon the following key principles:

- Providing a balanced mix of cash and equity-based compensation that we believe is suitable to motivate executives to achieve company goals while aligning their short- and long-term interests with those of our stockholders.
- Ensuring that a significant portion of each executive's compensation is variable or "at risk," subject primarily to the performance of the company overall and secondarily to an individual's performance toward short- and long-term goal achievement.
- Paying base salaries that are competitive with levels in effect at companies with which we compete for talent.
- Providing annual bonus opportunities intended to motivate executives and employees to achieve or exceed established operating goals and to generate rewards that maintain total compensation at competitive levels.
- Providing equity-based incentives for executives and other key employees to ensure they are motivated over the long term to respond to our business opportunities and challenges as owners and not just as employees.
- Targeting the key elements of executive compensation (base salary, annual bonus opportunity and equity incentives) to provide compensation packages for our executive officers individually and as a group at approximately the 50th percentile of similarly situated companies.
- Providing flexibility such that target compensation for individual executive officers may vary above or below the median based on a variety of factors, such as the executive's skill set relative to peers, experience and time in position, the criticality to us of the role, the difficulty of replacement and the individual's performance.
- Enabling executives and employees to accumulate savings toward retirement through our company-wide 401(k) plan.

Compensation Methodology

The compensation committee of our board of directors is responsible for the design, implementation and oversight of the executive compensation programs for our executive officers and reports to the full board of directors its discussions and actions. The compensation committee also recommends to the full board for approval all compensation matters related to our CEO. The compensation committee has engaged and uses the services of an independent compensation consultant, Towers Perrin, to provide it with advice and guidance on the design of our compensation programs and policies and relevant information regarding executive compensation at similarly situated companies, as well as relevant information about other market practices and trends. Towers Perrin is retained directly by the compensation committee and works with our management under the direction of the compensation committee. Towers Perrin provides comment and guidance to the compensation committee and management in advance of compensation committee meetings on compensation proposals, including changes to compensation levels for any executive officers, the design of equity programs, and the design of compensation programs, such as severance and change-in-control policies, perquisites and other executive benefit programs. In addition, Towers Perrin reviews compensation materials prepared by management in advance of compensation committee meetings.

Annually, under the direction of the compensation committee, Towers Perrin conducts a review of the effectiveness and competitiveness of our total executive compensation, which includes reviewing base salaries, short- and long-term incentives, including cash bonuses and equity awards, and other executive benefits, by conducting benchmarking studies of our compensation peer group described below and analyzing the results of these studies, as well as data from third-party compensation surveys. The information provided by Towers Perrin is used to determine if the total compensation packages of our executive officers are competitive and if each element of those compensation packages is aligned with reasonable and responsible practices in our industry and geographic marketplace. In October 2007, the board approved an amendment of the compensation committee's charter which provides that the compensation committee will make recommendations to the full board on matters related to the compensation of our CEO and the board will have ultimate responsibility for approval of such actions. The compensation committee's recommendations regarding CEO compensation are based on the compensation committee's assessment of company and CEO performance, input from Towers Perrin and other factors such as prevailing industry trends. Our CEO makes recommendations to the compensation committee regarding short- and long-term compensation for our named executive officers as well as our other executive officers based on company results, an individual executive's contribution toward these results, performance toward goal achievement, market surveys and input from our Human Resources department and Towers Perrin.

With assistance from Towers Perrin, the compensation committee has established a compensation peer group and annually reviews executive compensation practices of its peer group to determine competitive compensation levels for our executive officers. In determining which companies should be included in our compensation peer group for 2007, Towers Perrin reviewed a cross section of competitors and related industries with a focus on toy, gaming and educational products and identified 18 companies from the toy, education, consumer goods and prepackaged software industries as our "compensation peer group." The compensation committee reviewed and approved the 18 companies recommended by Towers Perrin. Our compensation peer group is composed of the following companies:

Activision, Inc.	CNET Networks, Inc.	Educate, Inc.
Electronic Arts Inc.	The Gymboree Corporation	Hasbro, Inc.
JAKKS Pacific, Inc.	Mattel, Inc.	McAfee, Inc.
McGraw-Hill Companies	Midway Games Inc.	Palm, Inc.
RC2 Corporation	Renaissance Learning, Inc.	Scholastic Corporation
Take-Two Interactive Software	THQ Inc.	John Wiley & Sons, Inc.

We believe the 18 companies in our compensation peer group represent a good cross-section of the companies against which we compete for talent or that are similar to us in size and business focus. While two of the toy companies that are directly competitive, Hasbro and Mattel; are notably larger than LeapFrog, they are also competitors with respect to executive talent. RC2 Corporation and Jakks Pacific, also toy companies, are closer in size to LeapFrog. Electronic Arts is also a much larger company, but it is one with which we compete for executive talent and its product portfolio and location in the San Francisco Bay Area make it important to include in our executive compensation comparisons. Other companies in our compensation peer group represent educational product makers or publishers or San Francisco Bay Area companies that are either of similar size to LeapFrog or have a similar product portfolio. Following a review of current and potential peer companies in December 2006, the peer group was modified to include four additional companies that were relevant from an industry or geographic standpoint (CNET Networks, Gymboree, McAfee, THQ and John Wiley & Sons) and to exclude one company that was no longer publicly reporting (Pixar) and one that was considered to be less relevant (Clorox). The compensation committee believes that the resulting peer group of 18 companies represents a cross-section of peers in the toy, education, publishing, gaming and technology industries as well as related San Francisco Bay Area companies.

In addition to benchmarking studies of the compensation peer group, the compensation committee employs the collective experience and judgment of its members and advisors in determining the total compensation and the various components of the packages paid to our named executive officers. The compensation committee has also historically taken into account input from other sources, including other independent members of the board, publicly available data relating to the compensation practices and policies of other companies within and outside of our industry, and the input of our CEO and Human Resources department. While the compensation committee does not believe that compensation peer group benchmarking is appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, the compensation committee finds that evaluating this information is an important part of its decision-making process and exercises its discretion in determining the nature and extent of its use.

Elements of Executive Compensation

The compensation committee has determined that a mix of cash and equity, along with severance, health and other benefits, be used in order to provide total compensation packages for our named executive officers and others that meet our objectives as outlined above. The elements of our executive compensation are:

- Base salary
- Performance-based annual bonus awards
- Equity incentive awards, including stock options and restricted stock units
- Severance benefits
- Other benefits and perquisites

The overall composition of an executive's total compensation package is determined initially based on competitive market benchmarks provided by Towers Perrin for the position and the skills and experience of the individual hired. Each year, the total compensation of executives is evaluated with respect to company performance, individual performance, changes in scope of responsibility and competitive market changes for each position. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the compensation committee reviews information provided by Towers Perrin to determine the appropriate level and mix of incentive compensation. While the determination of base salary and equity components are generally independent of the decisions regarding other elements of compensation, target bonus is expressed as a percentage of base salary and, therefore, dependent upon the determination of base salary. As a general matter, the level of compensation "at risk" increases with the executive's level of responsibility.

The specific compensation elements are described below.

Base Salary. The compensation committee reviews and determines the base salaries of the named executive officers, including our CEO, on an annual basis, and it makes these determinations on a case-by-case basis upon the hiring of any new executive officers. In determining the total compensation package for a new executive officer, the compensation committee reviews market data for the position, the experience and skills of the candidate, total compensation at the candidate's former employer, including any compensation that will be forfeited upon departure from the candidate's former employer. For its annual review of compensation, with respect to determining base salaries, the compensation committee considers individual and company performance, potential of the named executive officer to contribute to the long-term success of the company, scope of responsibilities and experience, and competitive salary practices. Towers Perrin conducted for the compensation committee a comprehensive study of executive compensation in 2006, and that data was updated for 2007. The study indicated that the salaries we paid our named executive officers were generally at the median competitive salary level. Given the overall performance of the company in 2006 and the comparative position of our executives' salaries relative to the external market, the compensation committee determined that no base salary increases were warranted for our named executive officers in 2007.

Two of our named executive officers were hired in 2007, Mr. Pidel, our Executive Vice President, International, and Ms. MacIntyre, our Executive Vice President, Product, Innovation and Marketing. Mr. Pidel joined us in January 2007. In December 2006, the compensation committee approved our CEO's recommendation of a new-hire compensation package for Mr. Pidel that included a base salary of $250,000. The recommendation reflected consideration of benchmarking data provided by Towers Perrin, input from Korn/Ferry, the executive search firm assisting with the recruitment of candidates for the position, the need for Mr. Pidel to relocate his family from Rhode Island to the San Francisco Bay Area and consideration of Mr. Pidel's total compensation at his then-current employer. The details of the other elements of Mr. Pidel's new-hire compensation package are discussed below. In February 2007, the compensation committee approved our CEO's recommendation of a new-hire compensation package for Ms. MacIntyre that included a base salary of $275,000. The recommendation reflected consideration of benchmarking data provided by Towers Perrin, input from Spencer Stuart, the executive search firm assisting with the recruitment of candidates for the position, and consideration of Ms. MacIntyre's compensation at her then-current employer. The details of the other elements of Ms. MacIntyre's new-hire compensation package are discussed below.

Because both Mr. Pidel and Ms. MacIntyre joined LeapFrog in 2007, they were not eligible to receive a salary increase beyond their initial salary levels. In 2007, the base salaries for Messrs. Katz, Chiasson and Dodd each were increased to adjust for the elimination by us of car allowances for our executive officers. For more details, see the subsection below entitled "Other Benefits and Perquisites."

Performance-Based Annual Bonus Awards. Annual performance bonuses are intended to motivate executives to achieve LeapFrog's short-term goals and are designed to reward company performance and individual performance.

In determining bonus awards, the compensation committee first calculated the extent of the funding of the bonus pool. Funding is calculated by assessing company performance to determine the amount of the company component of the bonus pool, which is then added to the individual portion of the bonus pool. For our named executive officers, the funding of the individual portion of the bonus pool was 20% of their target bonus, and the remainder was funded based on the company performance portion. The funding of the company performance portion of the bonus pool was based on three financial measures: (1) total company 2007 net sales, (2) total company operating margin, and (3) achievement of a "momentum index," which is a measure of projected 2008 net sales of new products launched in 2007 and 2008. The momentum index measure was implemented to motivate in 2007, during the "reload" phase of our turnaround strategy, the development of a strong new product line for 2008 to position us for sales growth. The weighting of each measure and range of potential payout resulting from the achievement of each measure were approved by the compensation committee in February 2007 and were as follows:

Company Performance Measure	Weight	Payout Range
2007 net sales	30%	0% to 200%
2007 operating margin	30%	0% to 200%
Momentum index, which is based on projected 2008 net sales of new products launched in 2007 and 2008	40%	0% to 200%

In 2007, our net sales were $442.3 million and we had a negative operating margin of (22.9%). These results were negatively impacted by lower-than-expected sales of retiring product lines and our FLY Fusion Pentop Computer. Due to these factors, we did not achieve either the target net sales performance level of $495 million or the minimum performance level of $485 million established by the compensation committee under the bonus plan, nor did we achieve the target and minimum performance level of a negative operating margin of (9.0%). Accordingly, the compensation committee did not fund the bonus pool with respect to either the net sales or operating margin performance measures. We achieved above-target performance on our momentum index, resulting in a 200% payout on that company performance measure. After applying the 40% weighting for this factor against the 200% payout, the company performance portion of the bonus pool represented 64% of target bonus levels. Accordingly, the total 2007 bonus pool, representing the sum of the company performance portion and the individual portion of 20% of target bonus levels, which together equaled 84% of target bonus levels.

As part of our 2007 bonus program, the compensation committee set the performance objectives for the momentum index at a level that it believed to be reasonably achievable but that would require a significant product development effort, potentially among the largest in our history, and a projected contribution to our 2008 sales at a level that, if achieved, would reverse recent sales decline trends. The sales projections from the 2007 momentum index have been incorporated into our board-approved 2008 operating plan. Further, as part of our 2008 bonus program, the compensation committee required that our actual 2008 net sales of new products achieve the level projected by the 2007 momentum index before the 2008 bonus pool is funded for the 2008 net sales component. We are expecting the products launched in 2007 and 2008 to represent a substantial portion of our 2008 sales, and we expect our 2008 product launches to be the largest in our history, on a dollar basis when compared to the first year's sales of our previous product launches. Additionally, we are expecting our 2008 net sales to grow at an annual percentage rate in the mid- to high-teens, compared to our 2007 net sales, despite annual net sales declines of (12%) in 2007 and (23%) in 2006.

While funding for the bonus pool as a whole was based on the calculations described above, the actual bonus payout for each of the named executive officers (other than the CEO) was determined on the basis of the CEO's evaluation of the individual performance of the named executive officer, in part with respect to overall achievement of his or her respective goals for the year, and in part with respect to the contributions and impact that his or her area of responsibility made to the achievement of key corporate accomplishments. The compensation committee reviewed and approved the CEO's evaluation and bonus award recommendations for the named executive officers. The compensation committee evaluated the CEO against his individual performance goals and overall contribution to our accomplishments and recommended his bonus payout to the board, which approved the actual bonus award.

Under the 2007 bonus program, the individual bonuses awarded to our named executive officers, which were awarded out of the total available bonus pool representing 84% of aggregate target bonuses of all bonus-eligible employees, could have ranged between 0% and 200% of their respective bonus targets. Mr. Katz had a target bonus opportunity equal to 100% of his base salary; all of the other named executive officers had target bonus opportunities of 50% of their respective base salaries. The compensation committee previously approved these target bonus levels based on its review of bonuses granted to the compensation peer group, as well as the circumstances surrounding the hire or performance of each named executive officer and the judgment and experience of the compensation committee members and its advisors.

In February 2008, the compensation committee approved bonuses under our 2007 bonus plan to Messrs. Chiasson, Pidel and Dodd and Ms. MacIntyre of $130,011, $75,000, $170,050, and $150,000, respectively. The board, upon recommendation by the compensation committee, approved a bonus under our 2007 bonus plan to Mr. Katz of $600,000.

Highlights of the 2007 achievements taken into account by our board and compensation committee in the bonus decision-making process include the following:

- *Development of new products for 2008:* We far exceeded product development goals by driving from concept to manufacturing several new innovative products that are receiving critical acclaim from industry experts and our key retailers. We also re-engineered our product development process to achieve cost efficiencies.
- *Core financial metric and inventory improvements:* Despite lower than targeted operating margins, we improved overall gross margin by 9.2 percentage points, or an 18% improvement compared to 2006. We reduced our inventory balance by 28% from $73 million at the end of 2006 to $52.4 million at the end of 2007, and we reduced the year-end inventory balances of our key retailers by approximately 20%. Further, we demonstrated strong balance sheet management, including achievement of better than expected year-end cash balances and lower days sales outstanding as of the end of 2007.
- *Strong retailer scorecard performance:* We made improvements in measures upon which our key customers evaluate our performance, such as in-stock levels, fill rates and retailer gross margin.
- *Strengthened organization:* Throughout the organization, including on the senior management team, we hired, retained and developed strong talent, particularly in the areas of product management, marketing, game development, international toy marketing, web commerce, software engineering and finance. These actions resulted in better leadership, skills and talent in areas that are key to achievement of our long-term strategy and an improved culture of performance and accountability.

As part of the bonus decision-making process, the individual performance of each named executive officer was assessed in relation to his or her individual performance factors for 2007 and the performance of the department or function for which he or she is accountable. These goals are a combination of objective and subjective measures and are taken into account as part of the overall evaluation of performance in determining the ultimate bonus award. The CEO and Senior Vice President of Human Resources report on these individual performance measures and make bonus recommendations to the compensation committee for bonuses relative to target for each of the named executive officers (other than our CEO). The compensation committee assesses our CEO's performance against individual and company performance measures and provides a recommendation to the board of our CEO's bonus relative to his target bonus.

Mr. Katz was awarded a 2007 bonus at approximately 100% of his target bonus based on a performance assessment that included his performance in leading our development of a new product line for 2008 in a manner that exceeded targets, strengthening our management team in a manner that exceeded targets, leading improvements to core financial metrics, such as our gross margin and year-end inventory balances for our retailer customers and for us, and successfully developing processes to assess, identify and develop high-potential employee talent. Mr. Chiasson was awarded a 2007 bonus at 84% of his target bonus (i.e., 100% of the level at which the bonus pool was funded relative to target) based on a performance assessment that included his performance in the improvement of our financial controls, his performance in managing new product development with respect to improved margin targets, his direction of work leading to improvements in our 2007 gross margin and his strong balance sheet management, including the production of a year-end cash balance that was better than expected despite lower net sales. Mr. Dodd was awarded a bonus at 110% of his target bonus based on a performance assessment that included his role in leading our improvement in product gross margins, particularly with respect to improvements in supply chain management and processes, his management of work leading to significant improvements to our retailer customer scorecard performance and his contributions to our better-than-target improvements in year-end inventory balances for our retailer customers and for us. Ms. MacIntyre was awarded a bonus at 120% of her target bonus based on a performance assessment that included her role in leading the product marketing and research and development functions in launching the largest library in our history of Leapster titles in 2007, the development of our 2008 product line in a manner exceeding targets, and her leadership related to our 2007 marketing performance, which led to better-than-target sell-through performance and retail inventory reductions, as well as significant improvements to our web capabilities. Ms. Macintyre also was recognized for having strengthened our management team in a manner that was important for our continuing performance improvement, particularly in strategically critical areas such as game development, marketing, and web commerce. Mr. Pidel was awarded a bonus at 61% of his target bonus based on a performance assessment that included his role in implementing improvements to our international product planning process, particularly with respect to the our new Tag reading system, which will launch in eight countries in 2008, the most for a LeapFrog major product launch in our history. Mr. Pidel was also recognized for overseeing improvements in our 2007 performance in the United Kingdom and Mexico, despite an overall 2007 sales performance of our International segment that was below target.

In January 2007, as part of Mr. Pidel's new-hire compensation package, we paid him bonuses totaling $137,500 in order to replace a bonus that he would have received from his former employer related to his performance in 2006, as well as certain unvested stock awards, that Mr. Pidel was forfeiting in order to join us. In February 2007, we paid Ms. MacIntyre a signing bonus of $75,000, which was intended to replace a 2006 bonus from her previous employer, which she was forfeiting to join us. Also, as part of her initial compensation package, Ms. MacIntyre was guaranteed a minimum bonus of $68,500 for her performance in 2007. As described above, her actual bonus for her 2007 performance exceeded that minimum amount.

Equity Incentive Awards. We believe that granting equity incentive awards to our key employees is a critical way to meet the objectives of our compensation philosophy of attracting and retaining talented executives, motivating and rewarding outstanding company and individual performance, and aligning the interests of our executive officers and those of our stockholders. LeapFrog employees are granted equity incentive awards on the basis of performance against short- and long-term goals, the employee's then-current equity holdings and our assessment of the potential of the employee to provide long-term value to the company.

We grant a combination of equity awards to our executives and other key employees, including time-vested restricted stock units, or RSUs, and time-vested stock options, and we refer to them collectively as "stock awards." In general, we make grants of stock awards to our executive officers as part of their initial compensation packages, and we make subsequent grants of stock awards on an annual basis. Historically, these annual grants of stock awards have not been made at a set time of the year. In 2007, the compensation committee approved grants to our executive officers, including our named executive officers, in August 2007. Consistent with our stock award granting policy (described below), the grants of those stock awards became effective and were priced in mid-September 2007. Guidelines for the size of equity awards granted to each level of employee are reviewed annually and benchmarked against our peer compensation group companies by Towers Perrin. This review and analysis serves to evaluate the competitiveness of the prospective value of grants awarded by us to our employees and to monitor our equity usage levels relative to our compensation peer group companies and in relation to the published guidelines of proxy-voting advisory firms such as RiskMetrics Group's ISS Governance Services.

In February 2007, the compensation committee engaged Towers Perrin to conduct an analysis of equity grant guidelines for the various seniority levels of employees within LeapFrog for both new-hire and annual grants, and to project the resulting share usage for 2007 through 2009 based upon certain assumptions of the number of employees at each seniority level throughout that time period. Based upon compensation committee guidance, in 2007 Towers Perrin developed equity grant guidelines that reduced our grant levels to 20% below median competitive grant levels in order to manage overall share usage for 2007 through 2009. The proposed equity guidelines split the annual focal equity grant such that 50% of the projected value is delivered through options and 50% through full value shares in the form of RSUs. Consistent with option valuation and past practice, we grant stock options and RSUs to our employees at a ratio of approximately two option shares for every one RSU. This ratio reflects the relative expense to the company of a stock option compared to a full value share award like an RSU. Similarly, in accordance with the terms of our equity plan, we deduct from the pool of shares available for issuance under the plan two shares for each RSU granted and one share for each option share granted. Equity grants for new hires are to be made entirely in the form of stock options, except in special cases. The compensation committee approved the equity grant guidelines proposed by Towers Perrin and the guidelines were implemented in March 2007.

Over the course of the past few months, the compensation committee reviewed our use of equity incentives and noted that a large number of issued stock options were no longer serving as effective incentive or retention tools, yet were being recorded as compensation expense by us and were being included in our total dilution calculation. In February 2008, the compensation committee recommended to the full board, and the board subsequently approved, a stock option exchange program, under which our employees would be offered the opportunity to exchange eligible out-of-the-money stock options for new options having an exercise price per share equal to the higher of (a) $7.50 per share or (b) $0.25 above the closing price of our Class A common stock as reported on the NYSE for the business day prior to the date the new options are granted (the "Exchange Price"). Under the program, outstanding stock options with an exercise price greater than the Exchange Price are eligible to participate. The compensation committee concluded that our named executive officers should be eligible to participate in the option exchange program to provide them with improved incentives to increase stockholder value, increase the retention value of outstanding options and reduce the total number of potential shares directed towards employee incentive programs—all at no expected additional compensation expense to the company for accounting purposes. Many of our senior executives, including all of our named executive officers, were granted "tiered" options to purchase shares of our stock at then-fair market value as well as at strike prices that were approximately 133% and 166% of then fair market value. If the option exchange program is approved by our stockholders, any named executive officer who elects to surrender tiered options in the program will receive in exchange option grants with a similar tiering structure with the result that a portion of the new options would be issued at out-of-the-money strike prices with the same 33% and 66% premiums used with the surrendered options. For more details regarding this program, see "Proposal Two—Approval of the Option Exchange Program" in this proxy statement.

Stock Award Granting Policy. Our policy is that we will not seek to time or select the grant dates of stock options or other stock awards in coordination with the release by us of material non-public information, nor will we have any program, plan or practice to do so. In February 2007, the compensation committee recommended to the board, and the board subsequently adopted, a specific policy regarding the grant dates of stock options and other stock awards, including stock awards made to our executive officers. That policy stated that the grant date of all awards to executive officers would be the 15th day of the month subsequent to the month in which the award is approved by the board (or the next succeeding business day that the NYSE is open). If the approval is made after the completion of the most recent fiscal quarter but prior to the announcement of the results of that quarter, then the grant date would be delayed until the next trading day after completion of the first full trading day following announcement of those quarterly results. The exercise price of all awards would equal the closing price of our common stock on the date immediately preceding the grant date, in accordance with the terms of our equity plan.

In February 2008, after considering the first 12 months of operation of our stock award granting practices under the policy, the compensation committee amended the policy to eliminate the modification of grant dates on the 15th day of the month as a result of the open or closed status of our trading window, which had applied to approvals related to our executive officers. As a result, all stock awards, including awards for our executive officers, will be granted on the 15th day of the month subsequent to the month in which a stock award was approved by the compensation committee. This policy will establish 12 pre-set grant dates during a calendar year (i.e., the 15th of each month, except as adjusted due to weekends and holidays) which, in the compensation committee's view, will provide greater consistency in granting activity as well as reduce the opportunity for discretion regarding the timing or selection of grant dates.

Stock Options. The compensation committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. Appreciation of our stock price will benefit both stockholders and employees that are optionholders. Option grants made to our executive officers typically have a four-year vesting period and a strike price equal to 100% of the fair market value of the underlying Class A common stock, as defined under our equity plan. Employees, including our executive officers, are generally eligible for "new hire" grants upon initial hire, and then annually thereafter, based on factors including individual performance and total equity position, anticipated future contribution to our success, and alignment among similarly situated employees.

In January 2007, the compensation committee approved a grant to Mr. Pidel of an option to purchase 75,000 shares of our Class A common stock. This option has three tiers—50% of the shares have a strike price of $9.34 per share, which was equal to fair market value of our stock on the grant date, 25% of the shares have a strike price of $12.42 per share (133% of fair market value) and 25% of the shares have a strike price of $15.50 per share (166% of fair market value). Each of the three tiers of this option vests at the rate of 25% on the first anniversary of the grant date, with the remaining portion vesting in thirty-six equal monthly installments for the three years thereafter. In February 2007, the compensation committee approved a grant for Ms. MacIntyre of an option to purchase 100,000 shares of our Class A common stock. This option has three tiers—50% of the shares have a strike price of $10.39 per share, which was equal to fair market value of our stock on the grant date, 25% of the shares have a strike price of $13.82 (133% of fair market value) and 25% of the shares have a strike price of $17.25 (166% of fair market value). Each of the three tiers of this option vests 25% on the first anniversary date of the grant, with the remaining portion vesting in thirty-six equal monthly installments for the three years thereafter. Premiums to fair market value were placed on the strike prices of half of Mr. Pidel's and Ms. MacIntyre's new hire stock option grants in order to encourage actions that could enhance long-term stockholder value.

In August 2007, the compensation committee approved the grant of stock options to our named executive officers as part of our annual equity grant process. Mr. Katz was awarded an option to purchase 180,000 shares, Mr. Chiasson was awarded an option to purchase 20,000 shares, Mr. Dodd was awarded an option to purchase 30,000 shares, Ms MacIntyre was awarded an option to purchase 40,000 shares and Mr. Pidel was awarded an option to purchase 30,000 shares. All stock option awards for these named executive officers have a strike price of $7.02 per share and were granted effective September 17, 2007 in accordance with our stock award granting policy. These awards were based on the 2007 equity guidelines developed by Towers Perrin and approved by the compensation committee in February 2007. Stock option awards for each of the named executive officers (other than the CEO) were recommended by the CEO upon consideration of a number of factors, including the executive's overall performance during the first portion of 2007, strategic impact on the company and current equity holdings compared to similar positions within our peer compensation group. Further, the compensation committee approved awards for Mr. Pidel and Ms. MacIntyre that were above guidelines by 9,000 and 10,000 shares, respectively, to better align each of their total equity holdings with the scope of their responsibilities and with the rest of the executive management team. The compensation committee approved the stock option award to Mr. Katz by reviewing his overall performance in achieving corporate and individual goals during the first portion of 2007 and his total direct compensation compared to CEOs in our compensation peer group.

Restricted Stock Units (RSUs). Restricted stock units, or RSUs, represent full-value shares of Class A common stock. Our practice is to grant fewer shares under RSUs as compared to options. As a result, granting

RSUs allows us to deliver competitive compensation value to our key employees and strengthen the retention power of the equity grant program while, at the same time, decreasing the amount of potential dilution for all stockholders. RSUs are first and foremost a retention vehicle, as the stock continues to have value even when the stock price declines. In addition, RSUs serve as a valuable recruitment vehicle by offering immediate equity value in our common stock, which allows us to attract talented executives who typically forfeit valuable equity stakes at their current employers in order to join us. Shares of our common stock are not issued when an RSU is granted. Instead, once an RSU vests, one share of our common stock is issued for each share of RSU vested. RSUs vest at the rate of 25% on each of the four subsequent anniversaries of the vesting commencement date.

In August 2007, the compensation committee authorized the grant of RSUs to our named executive officers as part of the annual equity grant. Mr. Katz was awarded 60,000 RSUs and Mr. Chiasson, Mr. Dodd, Ms. MacIntyre and Mr. Pidel were each awarded 10,000 RSUs. All RSUs for the named executive officers were granted on September 17, 2007, consistent with our stock award granting policy. These RSU awards were based on the 2007 equity guidelines developed by Towers Perrin and approved by the compensation committee in February 2007. All of the RSU awards for the named executive officers were within guidelines and were recommended by the CEO upon consideration of a number of factors, including the executive's overall performance during the first portion of 2007, strategic impact on the company and current equity holdings compared to similar positions within our peer compensation group. The compensation committee approved the RSU award to Mr. Katz by reviewing his overall performance in achieving corporate and individual goals during the first portion of 2007 and his total direct compensation compared to CEOs in our compensation peer group.

Severance Benefits. In July 2007, the compensation committee approved the Executive Management Severance and Change-in-Control Plan under which all of our executive officers may receive benefits, with the exception of Mr. Katz, who is not eligible to participate in the plan and instead is eligible to receive benefits under the severance and change-in-control provisions that are part of his employment agreement. Prior to the approval of the Executive Management Severance and Change-in-Control Plan, or the Severance Plan, our named executive officers had individually negotiated severance agreements. The Severance Plan was developed to achieve three objectives: (1) to minimize distraction and risk of departure of executives in the event of a potential change-in-control transaction involving LeapFrog; (2) to provide consistency in benefits among our executive officers; and (3) to align our severance benefits for senior executives with competitive practice. In addition, the compensation committee took into account the multi-year nature of our turnaround plan and the historic and anticipated continued volatility of our stock price and operating results. The compensation committee engaged Towers Perrin to review the Severance Plan and to benchmark the Severance Plan benefits against compensation peer group practices and overall market practices. The Severance Plan was intended to replace previously negotiated severance benefits set forth in employment offer letters or to provide benefits for those executive officers who had no benefits in place. In order to determine an appropriate level of severance and change-in-control benefits, Towers Perrin reviewed data from three general industry surveys and conducted a review of the severance practices employed by our compensation peer group companies.

Under the terms of the Severance Plan, the executive officers, except for Mr. Katz, are eligible to receive the benefits described in the Severance Plan if the executive is terminated "without cause" or resigns for "good reason." Our Severance Plan excludes performance-based terminations from severance protection. For more discussion regarding the definition of "without cause" and "good reason" under the Severance Plan, please see the section in this proxy statement entitled "Potential Payments Upon Termination or Change in Control."

If the named executive officer is terminated without cause or voluntarily terminates for good reason, the Severance Plan provides for the payment of 12 months of base salary paid in semi-monthly installments and 12 months of COBRA benefits. If the termination occurs during the period beginning three months before and ending twelve months after a change-in-control of LeapFrog, the Severance Plan provides for 24 months of base salary paid in a lump sum, payment of 200% of the executive officer's target bonus, 24 months of COBRA benefits and acceleration of vesting of all stock awards held by the named executive officer. Additional information regarding the severance benefits for which our named executive officers are eligible is provided in the section in this proxy statement entitled "Potential Payments Upon Termination or Change in Control" beginning on page 58. None of the executive officers is entitled to any tax gross-up benefits under the Severance Plan.

The terms of Mr. Katz's severance benefits under his employment agreement were reviewed and approved by our board upon the hiring of Mr. Katz as our CEO and President in July 2006. The terms of Mr. Katz's severance benefits are described in the section in this proxy statement entitled "Potential Payments Upon Termination or Change in Control."

Other Benefits and Perquisites. While the compensation committee seeks to offer benefits that are competitive with companies with which we compete for talent, it also seeks to limit, in a reasonable and responsible manner, the level of perquisites offered. The compensation committee reviews and approves any benefits we provide to our executive officers. Employee benefits include healthcare coverage and opportunity to participate in our 401(k) plan and our employee stock purchase plan. These benefits are generally available to all full-time employees, with no additional elements for our executive officers other than an additional week of vacation. We do not offer guaranteed retirement or pension plan benefits.

In May 2007, based on management's recommendation, the compensation committee eliminated automobile allowances for all executive officers in view of the declining prevalence of this perquisite among our peer companies and our industry in general. To avoid penalizing our executives, who did not receive any increases in base salary in 2007, the compensation committee determined instead to add the amount of the automobile allowance to each executive officer's base salary. These amounts ranged from $7,200 to $7,800, which is equivalent to the automobile allowances that had been received by our executive officers in amounts of $600 or $650 per month.

In addition, in light of the high cost of housing in the San Francisco Bay Area relative to other parts of the country, we have offered relocation reimbursements and mortgage interest differential payments for newly hired executives who need to relocate to the area from lower cost locations. For our named executive officers, the value of these benefits is described in the Summary Compensation Table and the related footnotes beginning on page 50. In 2007, we provided Mr. Pidel with an aggregate of $74,041 in relocation expense reimbursement, including amounts for tax gross-ups, as well as mortgage interest assistance payments of $3,000 per month for a period of two years and $2,000 per month for a third year. The compensation committee believes that, after the three-year period, if the company and Mr. Pidel are performing well, his salary will have increased to a level at which he can absorb the difference in his mortgage payments compared with his cost of housing in Rhode Island. In total, Mr. Pidel's relocation assistance amounted to $92,041 in 2007.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held companies for compensation exceeding $1.0 million paid to certain of a company's executive officers. The limitation applies only to compensation that is not considered to be performance-based. Our 2002 Equity Incentive Plan includes certain provisions intended to allow us to qualify performance share grants as "performance-based" compensation under Section 162(m), although, in February 2007, we discontinued our performance share program. In addition, grants of stock options under our 2002 Equity Incentive Plan are also designed to qualify as "performance-based," provided the grants have exercise prices of no less than 100% of fair market value on the date of grant and do not exceed a calendar year total grant limit for each optionee that is set forth in our 2002 Equity Incentive Plan. We generally intend to grant stock options to our executives in a manner that satisfies the requirements for qualified performance-based compensation to avoid any disallowance of deductions under Section 162(m).

The compensation committee believes it is appropriate for us to retain the flexibility to pay compensation above $1.0 million if warranted based upon exceptional company and individual performance, and thus, from time to time, we may pay compensation to executives that is not deductible, including grants of equity and cash bonuses.

Proxy

SUMMARY COMPENSATION INFORMATION

The following table shows for 2006 and 2007, compensation awarded, paid to or earned by, our Chief Executive Officer, our Chief Financial Officer and our other three most highly compensated executive officers at December 31, 2006 and December 31, 2007, collectively referred to as the "named executive officers."

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total Compensation ($)
Jeffrey G. Katz (3)	2007	604,550		600,000(4)	30,271	2,958,138	5,250(5)	4,198,209
Chief Executive Officer, President and Director	2006	300,000	365,000(6)		—	1,441,928	107,825(7)	2,214,753
William B. Chiasson	2007	309,550		130,011(8)	58,009	503,081	5,250(9)	1,005,901
Chief Financial Officer	2006	301,250		61,000(10)	40,485	349,342	9,800(11)	761,877
Martin A. Pidel (12) Executive Vice President, International	2007	245,353	137,500(13)	75,000(14)	5,045	77,593	94,041(15)	634,532
Nancy G. MacIntyre (16) Executive Vice President, Product, Innovation and Marketing	2007	250,144	75,000(17)	150,000(18)	5,045	105,634	2,000(19)	587,823
Michael J. Dodd	2007	289,200		170,050(20)	78,818	192,028	3,000(21)	733,096
Senior Vice President, Supply Chain and Operations	2006	270,769		57,000(22)	73,772	61,279	87,332(23)	550,152

(1) The value shown for the stock awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for each of the fiscal years ended December 31, 2006 and December 31, 2007, in accordance with FAS 123R and include amounts attributable to awards granted in and prior to the applicable year. However, as required, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions. See the Grants of Plan-Based Awards Table below for more information regarding stock awards granted in 2007. The assumptions made in the valuation of the stock awards are discussed in Note 16, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(2) The value shown for the option awards is based on the dollar amount of the compensation cost of the awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 and December 31, 2007, in accordance with FAS 123R and include amounts attributable to awards granted in and prior to the applicable year. However, as required, amounts shown in the table exclude the impact of estimated forfeitures related to service-based vesting conditions. See the Grants of Plan-Based Awards Table below for more information regarding option awards granted in 2007. The assumptions made in the valuation of the option awards are discussed in Note 16, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(3) Mr. Katz became our CEO and President in July 2006.

(4) Bonus paid to Mr. Katz in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(5) Mr. Katz received an automobile allowance of $3,250 through May 31, 2007. In May 2007, the compensation committee eliminated automobile allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's automobile allowance to his base salary. Mr. Katz also received $2,000 in matching grants made to his 401(k) savings plan.

(6) Under the terms of his employment agreement, Mr. Katz received a sign-on bonus of $300,000. In May 2007, the compensation committee approved a special bonus of $65,000 for Mr. Katz in recognition of his individual performance towards the achievement of total company performance goals during 2006.

(7) Mr. Katz received relocation assistance in the amount of $51,572 and $9,770 in tax gross-up payments related to such relocation assistance, $2,000 in matching grants made to his 401(k) savings plan and an annual automobile allowance of $3,900. Mr. Katz also received $40,583 in board fees for the period January 2006 through June 2006, when he served as a non-employee member of our board of directors, as well as a member of our audit, nominating and corporate governance and strategy committees.

(8) Bonus awarded to Mr. Chiasson in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(9) Mr. Chiasson received an automobile allowance of $3,250 through May 31, 2007. In May 2007, the compensation committee eliminated automobile allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's automobile allowance to his base salary. Mr. Chiasson also received $2,000 in matching grants made to his 401(k) savings plan.

(10) Bonus awarded to Mr. Chiasson in February 2007 under our 2006 bonus plan and based on the achievement of individual performance goals and achievements for 2006.

(11) Mr. Chiasson received $2,000 in matching grants made to his 401(k) savings plan and an annual automobile allowance of $7,800.

(12) Mr. Pidel became our Executive Vice President, International in January 2007.

(13) In February 2007, the compensation committee approved a bonus of $62,500 for Mr. Pidel as part of his new hire compensation package to replace a bonus that he would have received from his former employer related to his performance in 2006, as well as certain unvested stock awards, that Mr. Pidel was forfeiting in order to join us. Under the terms of his employment agreement, Mr. Pidel also received a sign-on bonus of $75,000.

(14) Bonus awarded to Mr Pidel in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(15) Mr. Pidel received relocation assistance in the amount of $78,760 and $13,281 in tax gross-up payments related to such relocation assistance, and $2,000 in matching grants made to his 401(k) savings plan.

(16) Ms. MacIntyre became our Executive Vice President, Product, Innovation and Marketing in February 2007.

(17) Under the terms of her employment agreement, Ms. MacIntyre received a sign-on bonus of $75,000, which was intended to replace a 2006 bonus from her previous employer that she was forfeiting to join us.

(18) Bonus awarded to Ms. MacIntyre in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(19) Ms. MacIntyre received $2,000 in matching grants made to her 401(k) savings plan.

(20) Bonus awarded to Mr. Dodd in February 2008 under our 2007 bonus plan and based on the achievement of corporate and individual performance goals and achievements for 2007.

(21) Mr. Dodd received an automobile allowance of $3,000 through May 31, 2007. In May 2007, the compensation committee eliminated automobile allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's automobile allowance to his base salary.

(22) Bonus awarded to Mr. Dodd in February 2007 under our 2006 bonus plan and based on the achievement of individual performance goals and achievements for 2006.

(23) Mr. Dodd received relocation assistance in the amount of $50,616 and $29,506 in tax gross-up payments related to such relocation assistance, and an annual automobile allowance of $7,200.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 31, 2007, certain information regarding grants of plan-based awards to the named executive officers:

Grants of Plan-Based Awards in Fiscal 2007

Name	Grant Date(1)	Approval Date of Grant(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	Closing Market Price on Grant Date ($)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
			Threshold ($)(2)	Target ($)(2)	Maximum ($)(2)					
Jeffrey G. Katz	2/28/07(2)		486,240	607,800	1,215,600					
Chief Executive Officer	9/17/07	8/3/07	—	—	—	—	180,000	7.02	6.96	587,070
and President	9/17/07	8/3/07	—	—	—	60,000	—	—	6.96	421,200
William B. Chiasson	2/28/07(2)		123,820	154,775	309,550					
Chief Financial Officer	9/17/07	8/3/07	—	—	—	—	20,000	7.02	6.96	65,230
	9/17/07	8/3/07	—	—	—	10,000	—	—	6.96	70,200
Martin A. Pidel	2/28/07(2)		98,141	122,676	245,353					
Executive Vice	1/8/07	12/29/06	—	—	—	—	37,500	9.34	9.39	165,810
President, International	1/8/07	12/29/06	—	—	—	—	18,750	12.42	9.39	67,342
	1/8/07	12/29/06	—	—	—	—	18,750	15.50	9.39	55,614
	9/17/07	8/3/07	—	—	—	—	30,000	7.02	6.96	97,845
	9/17/07	8/3/07	—	—	—	10,000	—	—	6.96	70,200
Nancy G. MacIntyre	2/28/07(2)		100,058	125,072	250,144					
Executive Vice	2/5/07	2/5/07	—	—	—	—	50,000	10.39	10.51	245,530
President, Product,	2/5/07	2/5/07	—	—	—	—	25,000	13.82	10.51	99,662
Innovation and	2/5/07	2/5/07	—	—	—	—	25,000	17.25	10.51	82,265
Marketing	9/17/07	8/3/07	—	—	—	—	40,000	7.02	6.96	130,460
	9/17/07	8/3/07	—	—	—	10,000	—	—	6.96	70,200
Michael J. Dodd	2/28/07(2)		115,680	144,600	289,200					
Senior Vice President,	9/17/07	8/3/07	—	—	—	—	30,000	7.02	6.96	97,845
Supply Chain and Operations	9/17/07	8/3/07	—	—	—	10,000	—	—	6.96	70,200

(1) In February 2007, our board adopted a policy regarding the grant dates of stock options and stock-based awards under which the grant date of all awards to named executive officers will the 15th day of the month subsequent to the month in which the award is approved by the board or compensation committee (or the next succeeding business day that the NYSE is open). If the approval is made after the completion of the most recent fiscal quarter but prior to the announcement of the results of that quarter, then the grant date will be delayed until the next trading day after completion of the first full trading day following announcement of the quarterly results. The exercise price of all awards will equal the closing price of our common stock on the trading day immediately preceding the grant date. For the options granted to Mr. Pidel and Ms. MacIntyre on January 8, 2007 and February 5, 2007, respectively, these options were granted prior to adoption of our stock granting policy in February 2007. For Mr. Pidel's options granted in January 2007, there was a delay between the approval date and the grant date of his option as they were approved by the compensation committee prior and subject to Mr. Pidel's first day of employment with LeapFrog on January 8, 2007.

For more information about our stock award granting policy, see the section in this proxy statement entitled "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Stock Award Granting Policy."

(2) In February 2007, our board approved the non-equity incentive plan under which "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" are based.

The actual cash incentive award payout is determined using multiple financial and non-financial metrics. The threshold payment amount is 80% of the target amount, if all incentive plan metrics are achieved at the threshold performance level. If performance against all incentive plan metrics is below the threshold, the payout may be zero. The maximum payment is 200% of the target amount. The actual cash incentive award payouts, which were approved by the compensation committee, and in the case of our CEO, the board of directors, based upon their review of corporate and individual performance goals and achievements for 2007, were paid in February 2008 and are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

(3) Restricted stock units are granted under our 2002 Equity Incentive Plan and, consistent with the grants to the other employees, vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the vesting commencement date.

(4) Except for the option shares listed for Mr. Pidel and Ms. MacIntyre, options vest over a four-year period in forty-eight equal monthly installments, consistent with grants to other employees.

The options shares listed for Mr. Pidel and Ms. MacIntyre were granted to them upon their joining LeapFrog and, consistent with new hire grants made to other LeapFrog employees, vest over a four-year period, with 25% of the shares subject to the option vesting one year after the vesting commencement date and the remainder vesting in thirty-six equal monthly installments thereafter.

(5) As provided in our 2002 Equity Incentive Plan, we grant options to purchase our common stock at an exercise price equal to the closing market price of our Class A common stock on the trading day immediately preceding the date of grant.

(6) Represents the full grant date fair value of the option or award pursuant to FAS 123R. See Note 16, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, for a discussion of assumptions made in determining the grant date fair value and compensation expense of equity awards.

Both the Summary Compensation Table and the Grants of Plan-Based Awards Table reflect the terms contained in the employment agreement that LeapFrog entered into with our President and CEO, Jeffrey G. Katz, who began employment with LeapFrog on July 3, 2006. The following is a brief description of the materials terms and conditions of that agreement.

Mr. Katz's employment agreement provides for an annual base salary of $600,000 and a sign-on bonus of $300,000. Mr. Katz is eligible to receive an annual bonus based on his achievement of certain individual objectives and LeapFrog financial performance measures established by the board, at the target bonus opportunity level of 100% of Mr. Katz's annual base salary and at a maximum 200% of his annual base salary for exemplary performance pursuant to stretch-level objectives. Mr. Katz must be an active employee of LeapFrog through and as of the last day of each bonus year in order to be eligible to receive a bonus for that year. Mr. Katz was eligible to and did receive a bonus for performance in 2006, prorated for his partial year of service in 2006. For the first year of Mr. Katz's employment, until Mr. Katz established a permanent residency in the San Francisco Bay area, we reimbursed him for reasonable expenses incurred in commuting between the San Francisco and Los Angeles areas.

Effective on July 6, 2006, Mr. Katz was granted the following awards of nonstatutory stock options (the "Options") to purchase shares of LeapFrog's Class A common stock ("Common Stock"): (1) an option, pursuant to our 2002 Equity Incentive Plan (the "Plan"), to purchase 1,200,000 shares of Common Stock at a per-share exercise price of $10.30, which price was equal to the fair market value (as defined under the Plan) of a share of Common Stock on the grant date; (2) an option pursuant to the Plan to purchase 800,000 shares of Common Stock at a per-share exercise price of $13.33; (3) an option in the form of a special inducement grant outside the Plan to purchase 150,000 shares of Common Stock at a per-share exercise price of $13.33; and (4) an option in the form of a special inducement grant outside the Plan to purchase 500,000 shares of Common Stock at a per-share exercise price of $16.67. Each of the options has a ten-year term and vests over a four-year period with

25% of the shares subject to each of the options vesting upon Mr. Katz's completion of one year of continuous employment service and 1/48 th of the shares vesting for each month of continuous service thereafter. Each option granted under the Plan is subject to all terms and conditions set forth in the Plan and in a stock option grant notice and stock option agreement substantially in the forms attached to the agreement, and each option granted outside the Plan is governed by terms substantially similar to those of the Plan.

Mr. Katz and the other named executive officers have the right to receive certain payments upon specific types of termination or a change in control of LeapFrog. A summary of the materials terms governing these payments is set forth in this proxy statement in the section entitled "Potential Payments Upon Termination or Change In Control."

Should Proposal Two set forth in this proxy statement be approved by our stockholders, the outstanding options held by our named executive officers may be affected. For an illustration of the potential impact, based on specified assumptions, of the Option Exchange Program on the options held by the named executive officers, see the table included in this proxy statement in the section entitled "Proposal Two: Approval of the Option Exchange Program—Interests of Our Directors and Executive Officers in the Stock Option Exchange Program."

Outstanding Equity Awards at Fiscal year end.

The following table shows, for the fiscal year ended December 31, 2007, certain information regarding outstanding equity awards at fiscal year end for the named executive officers.

Outstanding Equity Awards at December 31, 2007

	Option Awards(1)				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey G. Katz	—	—	—	—	60,000	403,800		
Chief Executive Officer and	25,000	5,000(5)	$10.90	06/06/2015				
President	1,006	244 (6)	$11.30	07/01/2015				
	425,000	775,000(7)	$10.30	07/06/2016				
	283,333	516,667(7)	$13.33	07/06/2016				
	53,125	96,875(7)	$13.33	07/06/2016				
	177,083	322,917(7)	$16.67	07/06/2016				
	11,250	168,750(8)	$ 7.02	09/17/2017				
William B. Chiasson	—	—	—	—	25,000	168,250		
Chief Financial Officer	115,625	34,375(9)	$13.50	11/11/2014				
	21,333	10,667(10)	$12.47	08/01/2015				
	8,750	11,250(11)	$10.60	03/27/2016				
	26,250	63,750(12)	$ 9.33	10/30/2016				
	13,125	31,875(12)	$12.41	10/30/2016				
	13,125	31,875(12)	$15.49	10/30/2016				
	1,250	18,750(8)	$ 7.02	09/17/2017				
Martin A. Pidel	—	—	—	—	10,000	67,300		
Executive Vice President,	0	37,500(14)	$ 9.34	01/08/2017				
International	0	18,750(14)	$12.42	01/08/2017				
	0	18,750(14)	$15.50	01/08/2017				
	1,875	28,125(8)	$ 7.02	09/17/2017				
Nancy G. MacIntyre	—	—	—	—	10,000	67,300		
Executive Vice President,	0	50,000(15)	$10.39	02/05/2017				
Product, Innovation and	0	25,000(15)	$13.82	02/05/2017				
Marketing	0	25,000(15)	$17.25	02/05/2017				
	2,500	37,500(8)	$ 7.02	09/17/2017				
Michael J. Dodd	—	—	—	—	24,375	164,044		
Senior Vice President,	16,666	8,334(13)	$10.55	04/18/2015				
Supply Chain and	6,562	8,438(11)	$10.60	03/27/2016				
Operations	21,875	53,125(12)	$ 9.33	10/30/2016				
	10,937	26,563(12)	$12.41	10/30/2016				
	10,937	26,563(12)	$15.49	10/30/2016				
	1,875	28,125(8)	$ 7.02	09/17/2017				

(1) All options reported in the table have been granted under our 2002 Equity Incentive Plan, except for Mr. Katz who was granted options to purchase 30,000 and 1,250 shares under our 2002 Non-Employee Directors' Stock Award Plan and options to purchase 500,000 shares and 150,000 shares outside of our equity plans.

(2) Represents restricted stock units or awards that have been granted under our 2002 Equity Incentive Plan and vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date.

(3) Calculated by multiplying the closing market price of our Class A common stock as reported by the NYSE for December 31, 2007, $6.73, by the number of shares of restricted stock units that have not vested as of December 31, 2007.

(4) Our performance share program was discontinued by the compensation committee in February 2007 and at December 31, 2007 there were no outstanding grants issued under our performance share program.

(5) Option vests in 36 equal monthly installments from the date of grant, which was June 6, 2005.

(6) Option vests in 36 equal monthly installments from the date of grant, which was July 1, 2005.

(7) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant which was July 6, 2006 and in thirty-six equal monthly installments thereafter.

(8) Option vests in forty-eight equal monthly installments from the date of grant, which was September 17, 2007.

(9) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant which was November 11, 2004 and in thirty-six equal monthly installments thereafter.

(10) Option vests in forty-eight equal monthly installments from the vesting commencement date, which was April 12, 2005.

(11) Option vests in forty-eight equal monthly installments from the vesting commencement date, which was March 27, 2006.

(12) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant which was October 30, 2006 and in thirty-six equal monthly installments thereafter.

(13) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the first date of employment, which was April 18, 2005 and in thirty-six equal monthly installments thereafter.

(14) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the first date of employment which was January 8, 2007 and in thirty-six equal monthly installments thereafter.

(15) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the first date of employment, which was February 5, 2007 and in thirty-six equal monthly installments thereafter.

Option Exercises and Stock Vested

The following table shows for the fiscal year ended December 31, 2007, certain information regarding option exercises and stock vested during the last fiscal year with respect to the named executive officers:

Option Exercises and Stock Vested in Fiscal 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey G. Katz Chief Executive Officer and President	—	—	—	—
William B. Chiasson Chief Financial Officer	—	—	5,000	55,550(1)
Martin A. Pidel Executive Vice President, International	—	—	—	—
Nancy G. MacIntyre Executive Vice President, Product, Innovation and Marketing	—	—	—	—
Michael J. Dodd Senior Vice President, Supply Chain and Operations	—	—	4,125 3,000	44,591(2) 32,010(3)

(1) Calculated by multiplying the fair market value of our Class A common stock on the date the stock award vested, or $11.10 on March 27, 2007, by the number of shares acquired on vesting.

(2) Calculated by multiplying the fair market value of our Class A common stock on the date the stock award vested, or $10.81 on April 12, 2007, by the number of shares acquired on vesting.

(3) Calculated by multiplying the fair market value of our Class A common stock on the date the stock award vested, or $10.67 on April 18, 2007, by the number of shares acquired on vesting.

Potential Payments Upon Termination or Change in Control

In October 2007, we established our Executive Management Severance and Change-in-Control Plan which was approved by our compensation committee, which we refer to as the "Severance Plan," under which our named executive officers may receive benefits in the event of termination of employment under specified circumstances, including a change in control of LeapFrog. Mr. Katz, however, is not eligible to participate in the Severance Plan, but instead is eligible to receive benefits under the terms of the severance and change-in-control provisions in his employment agreement. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of the end of 2007 are described in detail below with respect to each named executive officer. The estimates are based on the assumption that a triggering event occurred on December 31, 2007 and assume a price per share of our Class A common stock of $6.73, which was the price of our Class A common stock reported by the NYSE at the close of market on December 31, 2007. With respect to the estimated or potential value of options that are accelerated and/or have extended exercise periods in connection with a named executive officer's termination or a change in control of LeapFrog, the actual value of the options realized, if any, will depend upon the extent to which the market value of our common stock exceeds the exercise price on the date the option is exercised. Due to the number of factors that affect the nature and amounts of compensation and benefits provided upon the events discussed below, the amounts paid or distributed upon the actual occurrence of a triggering event may be different from the amounts set forth below.

Jeffrey G. Katz

Termination

In July 2006, we entered into an employment agreement with Mr. Katz which provides that he will be entitled to certain benefits if his employment is terminated by us for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability. Upon such a termination, Mr. Katz (or his estate), would be entitled to receive (a) on our customary bonus payment date, a prorated portion of his target bonus for the year in which his termination occurs, and (b) vesting of the options granted to Mr. Katz on July 6, 2006 (the "Options") for 12 additional months. In addition, all vested Options would remain exercisable for two years following his termination date. Assuming, for the purposes of illustration, a termination date of December 31, 2007 and exercise of the Options on the same date, the bonus payment would be $607,800 and, because the exercise price of the Options exceeded $6.73, the closing price of our Class A common stock as reported by the NYSE for December 31, 2007, there would have been no realizable value of the vested options.

In addition, if Mr. Katz's employment is terminated by us for reasons other than cause or by Mr. Katz for good reason, we have agreed to hire Mr. Katz as a consultant for a period of two years following his termination. During this two-year consulting period, we will pay Mr. Katz an annual consulting fee equal to the sum of (a) his base salary at the time of his termination, (b) the higher of his target bonus at the time of his termination and the average annual bonus amount paid to Mr. Katz for the two fiscal years preceding his termination and (c) one-third of all self-employment taxes paid by Mr. Katz on the consulting fees. The consulting fees would be paid to Mr. Katz in equal semi-monthly installments. We have also agreed to pay all health insurance continuation payments to maintain Mr. Katz's group health insurance coverage, for himself and his covered dependents, while he is providing consulting services to LeapFrog. Assuming a termination date of December 31, 2007, the total consulting fees that could be paid to Mr. Katz would be approximately $2,601,000 and the payments to maintain group health insurance coverage for himself and his covered dependents would be approximately $29,300.

The prior benefits described in the preceding two paragraphs are hereinafter referred to as the "Katz Severance Benefits."

Under the terms of Mr. Katz's employment agreement, the term "cause" means:

- commission of an act of fraud, embezzlement or misappropriation against or involving LeapFrog;

- conviction, or entry of a guilty or no contest plea, for any felony involving moral turpitude or dishonesty;
- commission of an act or failure to commit an act, involving LeapFrog that would amount to willful misconduct, wanton misconduct, gross negligence or a material breach of Mr. Katz's employment agreement and which would result in significant harm to LeapFrog; or
- willful failure to perform the responsibilities and duties set forth in the employment agreement for a period of ten days following receipt of written notice from LeapFrog regarding such failure.

Under the terms of Mr. Katz's employment agreement, "good reason" means:

- a substantial reduction in the nature or status of his responsibilities (the requirement that Mr. Katz assume any position other than the senior-most position upon a change-in-control transaction shall be deemed a substantial reduction for purposes of triggering termination payments);
- the failure to re-elect, or the removal of, Mr. Katz from our board of directors;
- any reduction in his base salary or target bonus;
- relocation of his place of work to any place more than 35 miles from the office he regularly occupies or 35 miles from Mr. Katz's residence in Southern California;
- failure by any successor entity following a change-in-control transaction, within ten days of the request by Mr. Katz, to deliver confirmation of the successor entity's commitment to honor Mr. Katz's employment agreement; or
- the appointment, prior to July 3, 2009, of anyone other than Mr. Katz to serve as successor chairman of our board of directors upon the resignation or removal of Steven B. Fink from that position.

Change in Control

Under his employment agreement, upon the occurrence of a change in control, we would accelerate the vesting of any equity awards then held by Mr. Katz such that all of his equity awards would be vested as of the date of the change in control. Assuming that a change in control occurred on December 31, 2007 and that his Options were exercised on the same date, because the exercise price of the Options exceeded $6.73, the closing price of our Class A common stock as reported by the NYSE for December 31, 2007, there would have been no value related to the additional vesting. In addition, if during the two-year period following a change in control of LeapFrog, Mr. Katz's employment is terminated for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability, we would accelerate the vesting of any equity awards then held by Mr. Katz with the result that all of his equity awards would be vested as of the date of his termination and all of his vested stock options would remain exercisable for two years after the termination date. Assuming that the change in control and termination both occurred on December 31, 2007 and that his Options were exercised on the same date, there would have been no value related to the additional vesting because the exercise price of the Options exceeded $6.73, the closing price of our Class A common stock as reported by the NYSE for December 31, 2007. We would also pay to Mr. Katz the Katz Severance Benefits, as applicable. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets.

Non-Solicitation, Non-Competition, Non-Interference, Release

Under his employment agreement, Mr. Katz must refrain from engaging in certain activities that are competitive with our business for a period of two years after the termination of his employment. Should Mr. Katz provide any service or assistance in any capacity to a competitive business during this two-year period, his consulting arrangement with LeapFrog will immediately terminate. In addition, Mr. Katz is subject to a non-solicitation provision for two years after termination of his employment, as well as a non-interference provision and a confidentiality provision. Mr. Katz is required to execute a release prior to receiving any of the foregoing benefits.

William B. Chiasson, Martin A. Pidel, Nancy G. MacIntyre and Michael J. Dodd

Messrs. Chiasson, Pidel and Dodd and Ms. MacIntyre are each eligible to receive severance and termination payments under the Executive Management Severance and Change-in-Control Plan, which will be referred to hereafter as the "Severance Plan."

Under the terms of the Severance Plan, Messrs. Chiasson, Pidel and Dodd and Ms. MacIntyre are eligible to receive the benefits described in the Severance Plan if the executive officer is terminated without "cause" or the executive officer resigns for "good reason."

Under the Severance Plan, "cause" means:

- convicted of a felony or a crime involving moral turpitude or dishonesty;
- commit fraud against LeapFrog;
- commit a material breach of any material provision of a written agreement with LeapFrog (including, without limitation, the Proprietary Information and Inventions Agreement) or of a written company policy, provided that the employee was given reasonable notice and opportunity to cure;
- show conduct demonstrating unfitness to serve, provided that the employee was given reasonable notice and opportunity to cure; or
- breach duties to LeapFrog including persistent unsatisfactory performance of job duties.

Under the Severance Plan, "good reason" means:

- any material diminution in the employee's authority, duties or responsibilities;
- a reduction in base salary of greater than 10% of base salary prior to the reduction, unless others in equivalent roles are accordingly reduced;
- the employee's business location moves more than 50 miles beyond the current location; or
- a material breach by LeapFrog of the agreement under which the employee is employed.

To resign for good reason, an employee must resign within 60 days after the occurrence, without the employee's consent, of one of the events listed in the foregoing definition, after having given LeapFrog 30 days' written notice, during which time LeapFrog had the opportunity to cure the event that the employee asserts is good reason. If LeapFrog cures the event, then the employee would not have good reason.

If a covered termination (which includes a resignation for good reason) is triggered and does not occur in relation to a change in control of LeapFrog, the Severance Plan provides for the following severance benefits:

Base Severance (Months of Base Salary)	Health Insurance Payments	Form of Payment
12	12 months of COBRA coverage	Installments

If a covered termination is triggered and occurs in relation to a change in control of LeapFrog, the Severance Plan provides for the following severance benefits:

Base Severance (Months of Base Salary)	Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
24	200% of Target Bonus	24 months of COBRA coverage	100%	Lump Sum

Assuming a termination date of December 31, 2007, Messrs. Chiasson, Pidel and Dodd and Ms. MacIntyre would be entitled to receive the following severance benefits:

Covered termination—No change in control

Name of Named Executive Officer	Payment of Base Salary ($)	Health Insurance Payments ($)
William B. Chiasson	312,800	14,644
Martin A. Pidel	250,000	14,644
Nancy G. MacIntyre	275,000	14,644
Michael J. Dodd	292,200	14,644

Covered termination—Change in control

Name of Named Executive Officer	Payment of Base Salary ($)	Payment of Bonus ($)	Health Insurance Payments ($)(1)	Value of Equity Acceleration ($)(2)
William B. Chiasson	625,600	312,800	29,288	—
Martin A. Pidel	500,000	250,000	29,288	—
Nancy G. MacIntyre	550,000	275,000	29,288	—
Michael J. Dodd	584,400	292,200	29,288	—

(1) Does not reflect potential increase of insurance premiums in 2009.

(2) Because the exercise price of the options exceeded $6.73, the closing price of our Class A common stock as reported by the NYSE for December 31, 2007, there would be no value related to the equity acceleration, assuming exercise on December 31, 2007.

Messrs. Chiasson, Pidel and Dodd and Ms. MacIntyre are required to execute a release prior to receiving any of the foregoing benefits and benefits under the Severance Plan will terminate if, at any time, the officer violates any proprietary information or confidentiality obligation to LeapFrog.

Proxy

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of LeapFrog. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were filed in a timely manner.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.* , brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, you may: (1) notify your broker; (2) direct your written request to our Vice President of Investor Relations, 6401 Hollis Street, Emeryville, California 94608 or to ir@leapfrog.com or (3) contact our Vice President of Investor Relations at (510) 420-5150. Stockholders who currently receive multiple copies of the proxy statement at their addresses and would like to request "householding" of their communications should contact their brokers. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Peter M. O. Wong
Senior Vice President, General Counsel and
Corporate Secretary

April 30, 2008

APPENDIX A

CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

If a director's relationship with LeapFrog falls within any of the following categorical standards, the director's relationship with LeapFrog, in and of itself, will not be deemed material.

1. The director is affiliated with or employed by a company, partnership or other entity that receives payments from LeapFrog for property or services which, in the current fiscal year, do not exceed the greater of (a) $1 million or (b) 2% of such other company's consolidated gross revenues; provided, that, solely for purposes of determining "audit committee independence," a director may not accept, directly or indirectly, a consulting, advisory or other compensatory fee from LeapFrog in any amount (other than Director's and committee fees and retainers).

2. The director is affiliated with or employed by a company, partnership or other entity that is a controlling stockholder of LeapFrog.

3. The director is an employee, officer or director of a foundation, university or other non-profit organization to which LeapFrog gives directly, or indirectly through the provision of property or services, in the current fiscal year, donations that do not exceed in the aggregate the greater of (a) $1 million or (b) 2% of such other organization's consolidated gross revenues.

DIRECTORS

Steven B. Fink
Chairman
LeapFrog Enterprises, Inc.

Jeffrey G. Katz
Chief Executive Officer
and President
LeapFrog Enterprises, Inc.

Thomas J. Kalinske
Vice Chairman
LeapFrog Enterprises, Inc.

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee, Jr.
Retired EVP and Chief Financial and Administrative Officer
Electronic Arts Inc.

Dr. David C. Nagel
Former Chief Executive Officer
PalmSource, Inc.

Ralph R. Smith
Senior Vice President
Annie E. Casey Foundation

Caden Wang
Retired EVP and
Chief Financial Officer
LVMH Selective Retailing Group

CORPORATE OFFICERS

Jeffrey G. Katz
Chief Executive Officer
and President

William B. Chiasson
Chief Financial Officer

Nancy G. MacIntyre
EVP, Product, Innovation
and Marketing

Martin A. Pidel
EVP, International

William K. Campbell
SVP, U.S. Consumer Sales

Michael J. Dodd
SVP, Supply Chain and
Operations

Michael J. Lorion
President, LeapFrog School

Robert L. Moon
SVP, Chief Information Officer

Hilda S. West
SVP, Human Resources

Peter M. O. Wong
SVP, General Counsel
and Corporate Secretary

Mark A. Etnyre
VP, Corporate Controller and
Principal Accounting Officer

Eileen M. VanEss
VP, Investor Relations
and Treasurer

INDEPENDENT AUDITORS

Ernst & Young LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR FOR CLASS A COMMON STOCK

Continental Stock Transfer & Trust
New York, New York
(212) 509-4000 x206

ANNUAL MEETING

The 2008 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific time on Thursday, June 5, 2008 at the company's headquarters in Emeryville, California.

INVESTOR RELATIONS

LeapFrog Enterprises welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's recent SEC filings and other corporate information, please direct your request to our website at www.leapfrog.com or www.leapfroginvestor.com. You can also contact our investor relations department by sending email to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Emeryville, California 94608.



END

LeapFrog Enterprises, Inc. 6401 Hollis Street Emeryville, California 94608 leapfrog.com